



ANNUAL REPORT 2024



SYNAPTICS FINANCIAL & OPERATING HIGHLIGHTS

OPERATING DATA - in millions (except per share amounts and percentages)

FISCAL YEAR ENDED JUNE	2020	2021	2022	2023	2024
Net Revenue	$1,333.9	$1,339.6	$1,739.7	$1,355.1	$959.4
Gross Margin Percentage	40.7%	45.6%	54.2%	52.8%	45.8%
Operating Income/(Loss)	$68.9	$147.0	$350.4	$154.3	($101.6)
Net Income	$118.8	$79.6	$257.5	$73.6	$125.6
Net Income Per Share - Diluted					
GAAP	$3.41	$2.08	$6.33	$1.83	$3.16
Non-GAAP*	$5.95	$8.26	$13.54	$8.12	$2.25

* Non-GAAP results presented exclude certain non-cash expenses and other items that may be either recurring or non-recurring that we do not consider to be indicative of our core ongoing operating performance. See the Non-GAAP financial information and the GAAP to non-GAAP reconciliation at the end of this report.

BALANCE SHEET AND CASH FLOW DATA - in millions (except per share amounts)

FISCAL YEAR ENDED JUNE	2020	2021	2022	2023	2024
Cash and cash equivalents	$763.4	$836.3	$824.0	$924.7	$876.9
Total Assets	$1,693.8	$2,226.8	$2,858.1	$2,611.4	$2,825.0
Stockholders' Equity	$819.1	$967.2	$1,266.4	$1,243.4	$1,466.8
Book Value Per Diluted Share	$23.54	$25.25	$31.12	$30.93	$36.95
Cumulative Cash Used For Share Repurchases	$1,222.6	$1,222.6	$1,222.6	$1406.1	$1406.1
Cash Flow From Operating Activities	$221.8	$319.2	$462.7	$331.5	$135.9

2024 Letter to Shareholders

Fiscal 2024 marked another year of progress in our multi-year journey to transform Synaptics into a leading provider of semiconductor solutions for the IoT market. I am incredibly proud of what our team has achieved in the last five years, more than doubling the share price and creating a company that will deliver long-term value for our shareholders. As this management team joined the scene in mid-2019, Synaptics was primarily playing in the relatively volatile smartphone market and was largely dependent on a single customer. Through a series of moves, both organic and inorganic, we almost seamlessly filled a significant revenue hole while dramatically shifting the company's focus to the higher growth, more predictable and sustainable IoT market.

At our last Investor Day in September 2023, we outlined a plan to build on our initial success in the IoT market by focusing on two key pieces of the portfolio—wireless solutions and Edge AI processors. With the products we have and plan to deliver in these two areas, we increase our addressable market by over $20 billion. We made significant progress in these two areas in fiscal 2024. In the processor area, we successfully launched our IoT compute platform, Synaptics® Astra™, which contemplates AI end-to-end, consists of a family of processors, an open software platform, an AI development toolkit and model framework as well as seamless wireless connectivity. Customers are looking for solutions that add intelligence and machine learning to their next generation products. We believe we are first to market with products that allow a customer to generate their own AI use case and implement it directly on our devices without any interaction with the data center. This allows our customers to deliver incredible differentiation while maintaining privacy and security at power levels that were previously unimaginable. Meanwhile, the fiscal year also marked incredible progress in our wireless product portfolio. We taped out our first 'broad market' device that nearly doubles our addressable market. If all goes according to plan, we should see our first revenue from this segment in fiscal 2025. In addition, we added a new cost-effective single stream device to our high-performance product line as well as our third-generation GNSS ("Global Navigation Satellite Systems") solution that provides industry-leading position accuracy in a smaller footprint, reducing system level costs. While early in our journey, the focus on wireless and processors shifts the company from its traditional relatively narrow verticals to much broader markets where even modest success will create significant enterprise value.

While we moved forward with our strategic initiatives in fiscal 2024, weak macroeconomic conditions and high interest rates impacted demand for our products, largely in-line with the rest of the semiconductor industry. The deterioration in end demand along with continued digestion of excess inventory has created the most pronounced downcycle in over 20 years. As a result, Synaptics saw lower revenue, margins and operating profit in fiscal 2024 as compared to the prior year. Despite those challenges, we focused on what was in our control – stabilizing the business, winning new designs, building our long-term revenue pipeline, and maintaining fiscal discipline through tight expense controls. The result was an improvement to our operating performance as we exited the fourth quarter of fiscal 2024 with revenue growth of 9% and non-GAAP EPS increasing 31% compared to the fourth quarter of last year. In addition, we generated approximately $136 million in cash flow from operations in fiscal 2024, demonstrating the ability of the company to profitably weather the most severe of financial storms.

As we embark on the next 5 years of the Synaptics journey, we believe we are well set up to drive sustained profitable growth. Our focus on wireless and Edge AI processors will pay dividends both in fiscal 2025 and in the long-term. I couldn't be more proud of the company Synaptics has become and look forward to an incredibly bright future. Lastly, I would like to thank all our stakeholders, but in particular our employees, for their contributions and support this year!

Michael Hurlston
President and CEO
September 2024

Statement Regarding Forward-Looking Information

This 2024 Annual Report contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Act of 1934, as amended (the "Exchange Act"). Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business, and can be identified by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements may include words such as "expect," "anticipate," "intend," "believe," "estimate," "plan," "target," "strategy," "continue," "may," "will," "should," variations of such words, or other words and terms of similar meaning. All forward-looking statements reflect our best judgment and are based on several factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Such factors include, but are not limited to, the risks as identified in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections in this 2024 Annual Report, and other risks as identified from time to time in our Securities and Exchange Commission reports. Forward-looking statements are based on information available to us on the date hereof, and we do not have, and expressly disclaim, any obligation to publicly release any updates or any changes in our expectations, or any change in events, conditions, or circumstances on which any forward-looking statement is based. Our actual results and the timing of certain events could differ materially from the forward-looking statements. These forward-looking statements do not reflect the potential impact of any mergers, acquisitions, or other business combinations that had not been completed as of the date of this 2024 Annual Report.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 29, 2024

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from

___ to ___

Commission File Number 000-49602

SYNAPTICS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	**77-0118518**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1109 McKay Drive	
San Jose, California	**95131**
(Address of principal executive offices)	**(Zip Code)**

(408) 904-1100
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	SYNA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by nonaffiliates of the registrant (29,062,270 shares), based on the closing price of the registrant's Common Stock as reported on the Nasdaq Global Select Market on December 29, 2023 of $114.08, was $3,315,423,762. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of August 16, 2024, there were 39,582,719 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2024 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part of this Form 10-K.

SYNAPTICS INCORPORATED
FORM 10-K
FOR THE FISCAL YEAR ENDED JUNE 29, 2024

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Cautionary Note Regarding Forward-Looking Statements

This report on Form 10-K for the year ended June 29, 2024, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business, and can be identified by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements may include words such as "expect," "anticipate," "intend," "believe," "estimate," "plan," "target," "strategy," "continue," "may," "will," "should," variations of such words, or other words and terms of similar meaning. All forward-looking statements reflect our best judgment and are based on several factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Such factors include, but are not limited to, the risks summarized herein and identified in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections in this report on Form 10-K, and other risks as identified from time-to-time in our Securities and Exchange Commission reports. Forward-looking statements are based on information available to us on the date hereof, and we do not have, and expressly disclaim, any obligation to publicly release any updates or any changes in our expectations, or any change in events, conditions, or circumstances on which any forward-looking statement is based. Our actual results and the timing of certain events could differ materially from the forward-looking statements. These forward-looking statements do not reflect the potential impact of any mergers, acquisitions, or other business combinations that had not been completed as of the date of this filing.

Statements made in this report, unless the context otherwise requires, include the use of the terms "us," "we," "our," the "company" and "Synaptics" to refer to Synaptics Incorporated and its consolidated subsidiaries.

PART I

ITEM 1.   BUSINESS

Overview

We are a leading worldwide developer and fabless supplier of premium mixed signal semiconductor solutions that enable people to engage with connected devices and data, engineering exceptional experiences throughout the home, at work, in the car and on the go. We provide our customers with sensing, processing, and connecting solutions, which represent the three foundational elements of the Internet of Things, or IoT. We supply connectivity, sensors, and artificial intelligence, or AI, enhanced processor solutions to original equipment manufacturers, or OEMs, that design IoT products and devices for automobiles, enterprise workspace devices, virtual reality, smartphones, tablets, and notebook computers. Our currently served markets include IoT, personal computer, or PC, Enterprise and Automotive, and Mobile. Our solutions either contain or consist of our wireless, voice and speech, video processing, fingerprint, authentication, display driver, or touch semiconductor solutions, which include our hardware, and, where applicable, firmware and software.

Our website is located at www.synaptics.com. Through our website, we make available, free of charge, all our Securities and Exchange Commission, or SEC, filings, including our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, as well as Form 3, Form 4, and Form 5 Reports for our directors, officers, and principal stockholders, together with amendments to those reports filed or furnished pursuant to Sections 13(a), 15(d), or 16 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. These reports are available on our website promptly after their electronic filing with the SEC. You can also read these SEC filings and reports over the Internet at the SEC's website at www.sec.gov. Our website also includes corporate governance information, including our Code of Conduct, our Code of Ethics for the Chief Executive Officer and Senior Financial Officers, and our Board Committee Charters. The contents of our website, including the content contained in any website addresses or links included elsewhere in this report, are not incorporated into or deemed to be a part of this report.

We were initially incorporated in California in 1986 and were re-incorporated in Delaware in 2002. Our fiscal year is the 52- or 53-week period ending on the last Saturday in June. The fiscal years presented in this report are the 53-week period ended June 29, 2024 and 52-week periods ended June 24, 2023, and June 25, 2022.

Core IoT Applications Market

Our Core IoT market solutions center around three foundational elements of IoT devices: sensing, processing, and connecting. We Sense, Process, and Connect by capturing critical data with diverse sensors, processing it efficiently at the device's edge, and ensuring seamless device connectivity. Our integrated approach delivers a dependable and innovative IoT experience, powering a smarter, connected world.

Our solutions broadly consist of wireless connectivity (Wi-Fi, Bluetooth, Bluetooth Low Energy, Zigbee, Thread, global positioning system, or GPS, and Ultra Low Energy, or ULE) products, System-on-Chip, or SoC, products, and our Astra family of AI-native edge processors. Our products enable smart devices at the edge of a network such as smart assistant speakers, over-the-top multimedia devices, wireless speakers, appliances, set-top boxes, high-speed connectivity for virtual reality devices, video surveillance and voice over IP SoCs.

We continue to expand our footprint in various devices by bringing converged video, vision, audio, and voice technologies coupled with artificial intelligence and wireless connectivity capabilities. Our deep investment in far-field voice technology, our intellectual property portfolio for video, vision, audio and security, and our significant experience enabling Android-based platforms for service providers, coupled with our focus on enabling high performance, low power, and highly secure SoC solutions enable us to effectively serve our existing customers and position us to grow our addressable market.

Enterprise and Automotive Product Applications Market

Our Enterprise product applications include solutions for PCs, a wide range of audio and video products and solutions for enterprise workspaces. We provide custom and semi-custom product solutions for navigation, cursor control, access to devices or applications through fingerprint authentication, and user presence detection solutions, for many of the world's premier PC OEMs. These functions are offered as both stand-alone and integrated touch pads plus fingerprint biometric solutions and as chipsets with integrated visual sensing software algorithms. In addition to notebook applications, other PC product applications for our technology include peripherals, such as high-end keyboards and accessory touchpads. Our products enable voice driven intelligent devices including those integrating far-field technology, personal voice and audio products, video interface solutions for docking stations, image processing solutions for use in printers, and fax modems.

Our Automotive product applications include display and touch integrated circuits for use in automobiles. Our automotive solutions include over a decade of mass production experience in mature touch solutions and display drivers adapted from our mobile consumer business to meet automotive-grade quality standards.

Mobile Product Applications Markets

Mobile product applications include smartphones, tablets, large touchscreen applications, as well as a variety of mobile, handheld, and entertainment devices. We believe our intellectual property portfolio, engineering know-how, systems engineering experience, technological expertise, and experience in providing human experience product solutions to major OEMs position us to be a key technological enabler for multiple consumer electronic devices targeted to meet the mobile product applications markets.

We believe our existing technologies, our range of product solutions, and our emphasis on ease of use, advanced functionality, small size, low power consumption, durability, and reliability enable us to serve the markets for mobile product applications and other electronic devices.

Acquisitions

Broadcom

In February 2023, we completed the acquisition of certain GPS developed technology intangible assets from Broadcom for an aggregate consideration of $30.0 million, which was paid in cash in the previous fiscal year.

In July 2023, we entered into a transaction with Broadcom to extend the exclusivity period of certain developed technologies and to license certain technology assets for an aggregate consideration of $130.0 million, which was paid in cash in the first quarter of fiscal 2024.

Emza

On October 25, 2022, we acquired all of the outstanding shares of Emza for total purchase consideration of $15.8 million, which was paid in cash. The results of Emza are included in our consolidated financial statements for the periods from October 25, 2022.

Our Strategy

Our objective is to continue to enhance our position as a leading supplier of premium semiconductor product solutions for each of the target markets in which we operate, including the core IoT applications market, the enterprise and automotive product applications market, and the mobile product applications markets, with a key focus on expanding our market share. Key aspects of our strategy to achieve this objective include those set forth below.

Extend Our Technological Leadership

We plan to utilize our extensive intellectual property portfolio, engineering know-how, and technological expertise to extend the functionality of our current product solutions and offer new and innovative product solutions to customers across multiple markets. We intend to continue utilizing our technological expertise to reduce the overall size, cost, and power consumption of our product solutions while increasing their applications, capabilities, and performance. We plan to continue enhancing the ease of use and functionality of our solutions. We plan to invest in our research and development efforts through our engineering activities, including advancement of existing technologies, the hiring of key engineering personnel, and strategic acquisitions and alliances. We believe that these efforts will enable us to meet customer expectations and achieve our goal of supplying, on a timely and cost-effective basis, easy to use, functional human experience semiconductor product solutions to our target markets.

Focus on and Grow in the IoT Market

We intend to capitalize on the growth of the IoT market including connectivity and processor solutions, AI-native applications, virtual reality, and wearables. We intend to build upon our existing innovative and intuitive and intelligent semiconductor product solutions portfolio and continue to address the evolving portability, connectivity, security, and functionality requirements of these new markets. We will offer our solutions to existing and potential customers to enable increased functionality, reduced size, lower cost, simplified security, enhanced industrial design features, and to enhance the user experience of our OEMs' products. We plan to utilize our existing technologies as well as aggressively pursue new technologies as new markets evolve that demand new solutions.

The semiconductor industry is driving transformation across applications with the use of AI. Our solutions help customers to integrate AI in their edge devices and applications. Since 2017, Synaptics has developed products with integrated neural processing engines to help customers accelerate their AI capabilities. We intend to capitalize on edge AI opportunities with our processor solutions.

Pursue Strategic Relationships and Acquisitions

We intend to develop and expand our strategic relationships to enhance our ability to offer value-added semiconductor product solutions to our customers, penetrate new markets, and strengthen the technological leadership of our product solutions. We also intend to evaluate the potential acquisitions of companies and assets in order to expand our technological expertise and to establish or strengthen our presence and product offerings in selected target markets.

Fabless Semiconductor Manufacturing

We selectively partner with foundries and backend processors to solidify our longstanding key supply chain relationships. This strategy results in a scalable business model, enables us to concentrate on our core competencies of research and development and product design and engineering, and reduces our capital expenditures and working capital requirements. Our fabless semiconductor manufacturing strategy allows us to maintain a variable cost model, in which we do not incur most of our manufacturing costs until our product solutions have been shipped and invoiced to our customers.

Products

Our family of product solutions allows our customers to solve their interface needs and differentiate their products from those of their competitors.

Wireless Connectivity

Our wireless connectivity solutions include state-of-the-art Wi-Fi, Bluetooth, Bluetooth Low Energy, Zigbee, Thread, Matter, GPS, GNSS, and ULE to address broad IoT market applications including home automation, multimedia streamers, security sensors, surveillance cameras, wireless speakers, games, drones, printers, wearable and fitness devices, in addition to numerous other applications which require a wireless connection.

Astra^{TM}

Our Astra family of AI solutions include a scalable portfolio of intelligent edge processors, ranging from highly integrated MPUs to high-performance MCUs architected for an AI-enabled IoT system, a standards-based open software framework, rapid prototyping kits, full-featured AI/ML toolkits, and Synaptics' Wi-Fi® and Bluetooth® connectivity solutions. Synaptics also provides the Astra™ Machina™ Foundation Series Modular developer kit for Synaptics SL-Series of high-performance embedded processors.

Ultra-Low Power Edge AI

Our ultra-low power edge AI platform includes a highly integrated edge AI SoC designed for battery powered wireless devices equipped with audio or camera capabilities for consumer and industrial IoT applications. These solutions are designed for a wide range of power constrained IoT applications used in office buildings, retail, factories, warehouses, robotics, and smart homes and cities.

Voice Over IP

Our Digital Voice Family, or DVF, of SoC products is a comprehensive solution for developing affordable, scalable and power efficient VoIP, home and office products. DVF facilitates rapid introduction of embedded features into residential devices such as cordless IP and instant messaging phones. Built on an open platform with multi-ARM processors running on Linux OS, DVF includes IPfonePro™, software development kit for IP phones and ATAs.

AudioSmart®

AudioSmart products bring forward optimum analog, mixed-signal and digital signal processor, or DSP, technologies for high-fidelity voice and audio processing. AudioSmart also includes personal voice and audio solutions for high-performance headsets that enable active noise cancellation.

DisplayLink®

Our DisplayLink products utilize highly efficient video encode/decode algorithms to deliver a semiconductor-based solution which transmits compressed video frames across low bandwidth connections. These solutions are used in PC docking applications, conference room video display systems, and video casting applications.

ConnectSmart™

Our ConnectSmart video interface IC portfolio offers a full range of high-speed video/audio/data connectivity solutions that are designed for linking CPUs/GPUs and various endpoints for applications including PC docking stations, travel docks, dongles, protocol converters and virtual reality head mounted displays.

Natural ID®

Our Natural ID family of capacitive-based fingerprint ID products is designed for use in notebook PCs, PC peripherals, automobiles, and other applications. Our Natural ID family of products spans a range of form factors, colors, and materials suitable for design on the front, back or side of a device.

TouchPad™

Our TouchPad family of products, which can take the place of, and exceed the functionality of a mouse, consists of a touch-sensitive pad that senses the position and movement of one or more fingers on its surface through the measurement of capacitance. Our TouchPad solutions also offer various advanced features, including scrolling, customizable tap zones, tapping and dragging of icons, and device interaction.

ClearPad®

Our ClearPad family of products enables the user to interact directly with the display on electronic devices, such as mobile smartphones, tablets, and automobiles. We typically sell our ClearPad solution as a chip, together with customer-specific firmware, to sensor manufacturers, OLED manufacturers or LCD manufacturers, to integrate into their touch-enabled products.

ClearView™

Our ClearView display driver products offer advanced image processing and low power technology for displays on electronic devices, including smartphones and tablets. Our virtual reality bridge and virtual reality display driver integrated circuit, or DDIC, chips enable our customers to move to higher resolution and faster response displays

TouchView™

Our TouchView solutions include our TDDI products that combine two functions, a touch controller, and a display driver, into a single chip that incorporates all the features of our ClearView and ClearPad products. TouchView products are used in large screen devices, including notebooks and tablets, and are also certified for automotive display applications.

Technologies

We have developed and own an extensive array of technologies, encompassing ASICs, firmware, software, mechanical and electrical designs, display systems, pattern recognition, touch-sensing technologies, fingerprint sensing, voice, audio, imaging, modem, and multimedia technologies. We continue to develop technology in these areas. We believe these technologies and the related intellectual property rights create barriers for competitors and allow us to provide high-value human experience semiconductor product solutions in a variety of high-growth markets.

Our broad line of semiconductor product solutions is currently based upon the following key technologies:

- Proprietary vector co-processor technology;

- Multimedia processing technology;

- Voice and audio technology;

- Pattern recognition technology;

- Deep learning and neural network inferencing technology.

- Mixed-signal integrated circuit technology;

- Wireless connectivity technology;

- Video interface and compression technology;

- Imaging and modem technology;

- Capacitive position and force sensing technology;

- Capacitive active pen technology;

- Human presence detection technology;

- Multi-touch technology; and

- Display systems and circuit technology.

In addition to these technologies, we develop firmware and device driver software that we incorporate into our products, which provide unique and advanced features. In addition, our ability to integrate all our products to interface with major operating systems provides us with a competitive advantage.

Proprietary Vector Co-Processor Technology. Our vector co-processor technology is designed for use in our ASICs, accompanying either one of our own proprietary microcontroller cores or a commercially available one. The co-processor boosts an ASIC's computational performance by efficiently processing vectors of data for a range of mathematical operations. This allows us to implement more computationally intensive algorithms within our firmware.

Multimedia Processing Technology. This technology allows us to create multimedia SoC products for set-top boxes, soundbars, digital personal assistants, smart displays, virtual reality, OTT, audio, and video. Our video processing technology includes hardware and algorithms to reduce analog and digital noise, convert to different video formats, and enhance color and contrast. Our products include security and secure encrypt/decrypt technology, including secure boot and hardware root of trust.

Voice and Audio Technology. This technology allows us to develop human experience and communication products based on voice and audio interaction. The technology embodies a broad range of analog and mixed signal circuits expertise and audio signal processing algorithms, including:

- Noise suppression;

- Acoustic echo cancellation;

- Active noise cancellation;

- Trigger word detection;

- Mid-field and far-field voice processing;

- Audio digital signal processor architecture;

- Audio codecs;

- Audio post processing;

- High performance audio analog-to-digital converters, or ADCs, and digital-to-analog converters, or DACs;

- Audio amplifiers;

- Low power audio processing;

- Speaker protection; and

- Product acoustic design.

Pattern Recognition Technology. This technology is a set of software algorithms and techniques for converting real world data, such as gestures and handwriting, into a digital form that can be recognized and manipulated within a computer. Our technology provides reliable gesture decoding and handwriting recognition and can be used in other applications such as signature verification for a richer user experience.

Deep Learning and Neural Network Inferencing Technology. This technology allows us to create and train deep neural networks for audio, image processing, video processing and computer vision functions. Some of our products contain hardware designed to evaluate deep neural networks securely and with low latency. We also have technology that allows us to compress our trained neural networks for more efficient AI-at-the-edge on our hardware. These neural network algorithms improve the quality of the sensed data (for example, reduce the noise, or increase the resolution) as well as interpret the sensed data.

Mixed-Signal Integrated Circuit Technology. This hybrid analog-digital integrated circuit technology combines the power of digital computation with the ability to interface with non-digital, real-world signals, such as the position of a finger or stylus on a surface. Our patented design techniques permit us to utilize this technology to optimize our core ASIC engine for all our products. Our mixed-signal technology consists of a broad portfolio of circuit expertise in areas such as the following:

- High-speed serial interfaces;

- Analog-to-digital and digital-to-analog converters;

- Electromagnetic emissions suppression and susceptibility hardening;

- Very Large Scale Integrated, or VLSI, digital circuits with multiple clock and power domains;

- Communications and signal processing circuits;

- Power management (switching converters, charge pumps, and LDOs);

- Precision capacitance measurement;

- Display timing controllers, or TCONs.

Wireless Technology. Our wireless connectivity solutions include discrete and integrated Wi-Fi and Bluetooth solutions, and satellite-based GPS/GNSS mobile navigation receivers. Wi-Fi allows devices on a local area network to communicate wirelessly, adding the convenience of mobility to the utility of high-speed data networks. We offer a family of high performance, low power Wi-Fi chipsets. We offer products which incorporate the latest Wi-Fi standards such as 802.11AX, which is known as Wifi-6 and Wifi-6E. Bluetooth is a low power technology that enables direct connectivity between devices. We offer a family of Bluetooth silicon and software solutions that enable customers to easily and cost-effectively add Bluetooth functionality to virtually any device, including Bluetooth 6.0 and Bluetooth Enterprise True Wireless Stereo (TWS). These solutions include combination chips that offer integrated Wi-Fi and Bluetooth functionality, which provides significant performance advantages over discrete solutions.

We also offer a family of GPS and GNSS semiconductor products, software, and location data services. These products are part of a broad location platform that enable customer devices to wirelessly communicate and receive precise location and navigational data from satellite constellations for use in various location services applications.

As part of our wireless technology, DECT based devices provide worldwide coverage for telephony applications, supporting most RF bands and cordless protocols standardized around the world. This includes 1.7GHz -1.9GHz used in Europe, U.S., Korea, Japan and Latin America; and 2.4GHz – used in Japan, China, India and the U.S., along with other proprietary protocols for specific use cases.

Video Compression Technology. Our video interface solutions include our ConnectSmart and DisplayLink portfolios, offering a full range of interface solutions that connect devices to external displays and support the latest versions of the most widely used protocols, connectors, and operating systems. Our flexible product lines for connecting devices combine high-performance interface with low power consumption and are designed for both commercial and consumer end-products. Our solutions have been broadly adopted by the top OEMs and original device manufacturers, or ODMs, to enable video expansion and protocol conversion, leverage high-end features, and deliver the bandwidth needed to drive multiple high-resolution external displays simultaneously.

Imaging and Modem Technology. This technology allows us to create a family of SoC integrated circuits and software for printers, video cameras, fax machines and modems. Key functional blocks include:

- Image processing hardware accelerators;

- Printer imaging pipeline;

- Inkjet, laser, and thermal print engine and motor control;

- Scan/camera and peripheral control; and

- Data and fax modem hardware and firmware.

Capacitive Fingerprint Sensing Technology. Our fingerprint sensing technology simplifies the system or application authentication process by substituting the user's fingerprint for the login name and password. Our capacitive fingerprint sensing technology provides for fingerprint authentication by scanning and matching an image of a user's fingerprint, as well as initial fingerprint enrollment. Our sensing technology also incorporates spoof detection and includes many implementation choices including the back of the phone or PC, button integration, touchpad integration, and under glass.

Capacitive Position and Force Sensing Technology. Our Position Sensing technology provides a method for sensing the presence, position, and contact area of one or more fingers or a stylus on a flat or curved surface. Our technology works with very light touch, supports full multi-touch capabilities, and provides highly responsive cursor navigation, scrolling, and selection. It uses no moving parts, can be implemented under plastic or glass, and is extremely durable. Our technology can also track one or more fingers in proximity to the touch surface. Our Force Sensing technology senses the direction and magnitude of a force applied to an object. Our electronic circuitry determines the magnitude and direction of an applied force, permits very accurate sensing of tiny changes in capacitance, and minimizes electrical interference from other sources. Our capacitive force sensing technology can be integrated with our position sensing technology.

Capacitive Active Pen Technology. This technology allows us to develop a pen that can be used for input on a capacitive touchscreen. As well as generating a signal that allows the touchscreen to track the pen, additional data, such as the pen applied force and pen button states, are also communicated to the touchscreen device. Information can also be communicated from the touchscreen to the pen.

Multi-touch Technology. This technology allows us to create capacitive touch products that simultaneously track the presence, position, and other characteristics of multiple objects in contact with or in close proximity to a flat or curved touch surface. It enables, for example, the recognition of multi-finger gestures, the tracking of a stylus position while the user's palm is also in contact with the touch surface, and the simultaneous interaction of multiple users with the same touch surface.

Display Systems and Circuit Technology. This technology enables us to develop optimized human experience semiconductor product solutions with improved compatibility with their application environments. This technology consists of mobile and large format display semiconductor expertise, including the following functional blocks:

- TCONs;

- Thin-Film-Transistor, or TFT, gamma references;

- Smooth dimming and content adaptive brightness control;

- Contrast enhancement;

- Color enhancement;

- Gamma curve control;

- Force, touch, and display synchronization;

- Local area active contrast optimization;

- Adaptive image compression and decompression;

- Sub-pixel rendering;

- Demura compensation;

- Rounded corner processing;

- Frame rate control;

- High-speed serial interfaces such as mobile industry processor interface display serial interface, or MIPI DSI, and Qualcomm mobile display digital interface, or MDDI; and

- Display power circuits such as inductive switchers, charge pumps, and LDOs.

This technology also enables us to develop advanced products that combine the functions of the display and touch sensing systems to enable highly integrated display and touch functionality with improved performance, thinner form factors, and lower system cost.

Our latest addition to our automotive portfolio is an automotive-grade TDDI for indium gallium zinc oxide and amorphous silicon gate-in-panel displays and low-temperature polycrystalline panels up to 4K resolution.

Research and Development

We conduct ongoing research and development programs that focus on advancing our existing technologies, improving our current product solutions, developing new products, improving design and manufacturing processes, enhancing the quality and performance of our product solutions, and expanding our technologies to serve new markets. Our goal is to provide our customers with innovative solutions that address their needs and improve their competitive positions.

Our research and development programs focus on the development of accurate, easy to use, reliable, and intuitive human experiences for electronic devices. We believe our innovative interface technologies can be applied to many diverse products, and we believe the interface is a key factor in the differentiation of many products. AI-at-the-edge is a focus area for us in enabling better performance and enhancing user experience in many of these products. We believe that our technologies enable us to provide customers with product solutions that have significant advantages over alternative technologies in terms of functionality, size, power consumption, durability, and reliability. We also intend to pursue strategic relationships and acquisitions to enhance our research and development capabilities, leverage our technology, and shorten our time to market with new technological applications.

Our research, design, and engineering teams frequently work directly with our customers to design custom solutions for specific applications. We focus on enabling our customers to overcome their technical barriers and enhance the performance of their products. We believe our engineering know-how and electronic systems expertise provide significant benefits to our customers by enabling them to concentrate on their core competencies of production and marketing.

As of the end of fiscal 2024, we employed 1,248 people in our technology, engineering, and product design functions in the United States, China, Taiwan, Japan, Israel, the United Kingdom, India, Germany, Poland, and Korea.

Intellectual Property Rights

Our success and ability to compete depend in part on our ability to maintain the proprietary aspects of our technologies and products. We rely on a combination of patents, trademarks, trade secrets, copyrights, confidentiality agreements, and other statutory and contractual provisions to protect our intellectual property, but these measures may provide only limited protection.

As of June 2024, we held 2,603 active patents and 555 pending patent applications worldwide that expire between 2024 and 2044. Collectively, these patents and patent applications cover various aspects of our key technologies, including those for touch sensing, voice processing, secure biometrics, display drivers, touch and display integration, docks and adapters, video interfaces, wired and wireless connectivity, audio processing, video processing, edge computing, open AI tools, and computer vision. Our proprietary firmware and software, including source code, are also protected by copyright laws and applicable trade secret laws.

Our extensive array of technologies includes those related to ICs, firmware, software, and mechanical hardware. Our products rely on a combination of these technologies, making it difficult to use any single technology as the basis for replicating our products. Furthermore, the lengths of our customers' design cycles and the customizations required within the products we provide to our customers also serve to protect our intellectual property rights.

Customers

Our customers include many of the world's largest mobile and PC OEMs, based on unit shipments, as well as many large IoT OEMs, automotive manufacturers and a variety of consumer electronics manufacturers. Our demonstrated track record of technological leadership, design innovation, product performance, cost-effectiveness, and on-time deliveries have resulted in our leadership position in providing human experience semiconductor product solutions. We believe our strong relationship with our OEM customers, many of which are also currently developing product solutions which are focused in several of our target markets, will continue to position us as a source of supply for their product offerings.

We generally supply our products to OEMs through their contract manufacturers, supply chain or distributors. We consider both the OEMs and their contract manufacturers or supply chain partners to be our customers, as well as in some cases, our distributors. Both the OEMs and their partners may determine the design and pricing requirements and make the overall decision regarding the use of our human experience semiconductor product solutions in their products. The contract manufacturers and distributors place orders with us for the purchase of our products, take title to the products purchased upon delivery by us, and pay us directly for those purchases. The majority of these customers do not have return rights except for warranty provisions.

Sales and Marketing

We sell our product solutions for incorporation into the products of our OEM customers. We generate sales through direct sales employees as well as outside sales representatives, distributors and value-added resellers. Our sales personnel receive substantial technical assistance and support from our internal technical marketing and engineering resources because of the highly technical nature of our product solutions. Sales frequently result from multi-level sales efforts that involve senior management, design engineers, and our sales personnel interacting with our customers' decision makers throughout the product development and order process.

As of the end of fiscal 2024, we employed 216 sales and marketing professionals. We maintain customer support offices domestically and internationally, which are located in the U.S., Taiwan, China, India, Korea, Japan, United Kingdom and Switzerland. In addition, we utilize value-added resellers and sales distributors that are primarily located in the U.S., China, Korea, Japan, Taiwan and Germany.

International sales constituted nearly all of our revenue for each of fiscal 2024, 2023, and 2022. Approximately 66%, 63% and 66% of our sales in fiscal 2024, 2023 and 2022, respectively, were made to companies located in China and Taiwan that provide design and manufacturing services for major IoT, notebook computer, and mobile product applications OEMs. Our sales are almost exclusively denominated in U.S. dollars. See Note 15. Segment, Customers, and Geographic Information in the notes to the consolidated financial statements for additional information on revenue by geographic location and product category.

Manufacturing

We employ a fabless semiconductor manufacturing platform through third-party relationships. We currently utilize third-party semiconductor wafer manufacturers to supply us with silicon wafers integrating our proprietary design specifications. The completed silicon wafers are forwarded to third-party package and test processors for further processing into die and packaged ASICs, as applicable, which are then utilized in our custom module products or processed as our ASIC-based solution.

After processing and testing, the die and ASICs are consigned to various contract manufacturers for assembly or are shipped directly to our customers. During the assembly process, our die or ASIC is either combined with other components to complete the module for our custom product solutions or the ASIC is maintained as a standalone finished good. The finished assembled product is subsequently shipped directly to our customers or by our contract manufacturers directly to our customers for integration into their products.

We believe our third-party manufacturing strategy provides a scalable business model, enables us to concentrate on our core competencies of research and development, technological advances, and product design and engineering, and reduces our capital investment.

Our third-party contract manufacturers and semiconductor fabricators are predominately Asia-based organizations. We generally provide our contract manufacturers with six-month rolling forecasts of our production requirements. As a result of past supply constraints and capacity shortages affecting the global semiconductor industry, we entered into long-term capacity and pricing agreements with some suppliers. Our reliance on these parties exposes us to vulnerability owing to our dependence on a few sources of supply. In some cases, we have alternative sources of supply to mitigate supplier risk. We may establish relationships with other contract manufacturers in order to reduce our dependence on any single source of supply.

Periodically, we purchase inventory from our contract manufacturers when a customer delays its delivery schedule or cancels its order. In those circumstances in which our customer has cancelled its order and we purchase inventory from our contract manufacturers, we consider a write-down to reduce the carrying value of the inventory purchased to its net realizable value. We charge write-downs to reduce the carrying value of obsolete, slow moving, and non-usable inventory to its net realizable value and charge such write-downs to cost of revenue. We also record a liability and charge to cost of revenue for estimated losses on inventory we are obligated to purchase from our contract manufacturers when such losses become probable from customer delays or order cancellations. In addition, the impact of entering into long-term capacity agreements could create significant inventory write-down if the end customer demand substantially declines.

Competition

IoT

Our diverse SoC solutions integrate artificial intelligence hardware engines, video processing, far-field voice and linguistics processing products and are sold into market segments that offer significant potential growth, ranging from home automation applications, smart assistant platforms, surveillance cameras, to set-top-box/over-the-top, or STB/OTT platforms to a wide variety of embedded products in the broader IoT market. The markets for STB/OTT products, surveillance cameras, home automation, smart assistant solutions and embedded IoT products require strong technology innovation in silicon and software along with deep systems and systems engineering expertise.

We provide voice processing silicon and software solutions for voice-enabled devices, consumer and commercial imaging, and next-generation audio applications. In addition to our voice solutions, we support the audio headphone and virtual reality head mounted display industry with universal serial bus-c, or USB-C, audio codec solutions for next generation wireless audio devices and wearables.

Our wireless products for use in IoT application markets include our technologies such as Wi-Fi, Bluetooth, Wi-Fi-Bluetooth combinations, and GPS/GNSS support our customers' need to develop products which can wirelessly communicate to networks, remote control of edge-devices, machine-to-machine communication, among other purposes.

Enterprise and Automotive and Mobile

Our touch, display and fingerprint-based semiconductor products are sold into markets for PC product applications, mobile product applications, and other electronic devices. The markets for touchscreen products are characterized by rapidly changing technology and intense competition.

Our automotive products include touch, display driver, SmartBridge, and TDDI solutions for major automotive OEMs. Our IoT video interface products are sold into PC and smartphone docks and wireless adapter market applications.

We also provide fax, modem and image processors and software solutions for printers, fax machines, point of sale terminals, and medical applications.

Corporate Responsibility

We strive to be a leading corporate citizen. We strive to uphold the most ethical standards in our business practices and policies, and we believe that sustainable corporate practices and consistent attention to social and governance priorities will help enhance long-term value for our stockholders. With guidance from our Board of Directors, our management team applies an integrated methodology to financial matters, corporate governance, and corporate responsibility, leading to increased accountability, better decision making and ultimately enhanced long-term value. We consider environment, social, and governance, or ESG, matters in our business goals, strategies and risk management.

We have implemented internal programs and initiatives to reinforce our commitment to reduce our natural resource consumption, improving sustainability, disposing of end-of-life products in an environmentally safe manner, reducing waste, and increasing reuse and recycling programs company-wide.

Our Chief Information Officer, or CIO, also acts as our Chief Sustainability Officer and has responsibility for our Global Workplace Resources function and executes our climate strategy and related issues. Our CIO is responsible for assessing and leading the management of climate-related risks and opportunities, elevating stakeholder concerns and guiding the implementation of climate-related policies, programs and disclosures. As a member of our senior executive team, our CIO is responsible for elevating climate topics to senior leadership and, ultimately, to the Board's Nominations and Corporate Governance Committee and Audit Committee.

We have adopted a supplier and vendor code of conduct, and businesses in our supply chain are contractually obligated to comply with and support the Responsible Business Alliance (RBA) Code of Conduct. We expect suppliers and vendors to uphold the highest standards of human rights including anti-discrimination and humane treatment, freedom of association and collective bargaining, prevention of child labor, limits on working hours, minimum fair and living wage, worker feedback and grievance systems. We expect suppliers to exercise due diligence on relevant minerals in their supply chains and to have a policy to reasonably assure that the tantalum, tin, tungsten, and gold in the products they manufacture does not directly or indirectly finance or benefit armed groups that perpetrate serious human rights abuses in the Democratic Republic of the Congo or an adjoining country. Our vendors and suppliers are also required to obtain and maintain all required health and safety permits, provide reasonable working and living conditions, have incident management systems and emergency preparedness and response protocols.

Our Board of Directors is responsible for overseeing our ESG policies and practices generally. The Nominations and Corporate Governance Committee has oversight of ESG strategy and receives regular updates from management on our ESG performance. The Audit Committee provides oversight of business risks and our company's Code of Conduct. Our Board of Directors receives periodic updates from Nominations and Corporate Governance Committee and management on our ESG performance.

Human Capital

Our company has been built on the collective contributions from people of many countries, religions, and ethnic backgrounds. People are our most critical asset and are the core component behind our success. We want to attract, develop, and retain the world's best talent. As of June 2024, we employed 1,716 employees. Our workforce is distributed globally across 15 countries with 22% of our employees located in North America, 61% located in Asia Pacific and 17% located in Europe and the Middle East. We believe our company attributes differentiate us in the market and have resulted in a lower voluntary attrition rate relative to benchmark data and a higher retention rate in fiscal 2024. Our employee average tenure globally is 5.0 years.

Our Board of Directors and its committees provide oversight on certain workforce management matters including, among other aspects, leadership development, management depth and strength assessment, diversity, equity, inclusion and belonging, and our employee experience survey results. The Audit Committee is responsible for monitoring our business risks and our company's Code of Business Conduct and Ethics. The Nominations and Corporate Governance Committee oversees our ESG strategy including talent attraction and retention and inclusion and diversity. The Compensation Committee provides oversight of our overall compensation philosophy, policies, and programs, and assesses whether our compensation establishes appropriate incentives for executive officers and other employees.

Competitive Compensation and Benefits

We provide competitive benefits related to health, wellness, mental health and family resources designed to meet the needs of our diverse global workforce. We have a robust pay for performance philosophy and compensation framework to reward high performance. We align executive compensation with our corporate strategies, business objectives and the creation of long-term value for our stockholders without encouraging unnecessary or excessive risk-taking.

We are committed to proactively caring for the well-being of our employees in an engaging and meaningful way. Almost 50% of our workforce participated in events last year such as global virtual runs and our annual outstep the CEO competition, promoting healthy behavior while raising money for local charities. We also provided opportunities for employees to donate or volunteer their time through various philanthropic programs and events. Additionally, we provided new mental health resources and conducted team building and well-being activities onsite in our global offices.

We also conduct organizational health surveys designed to assess employee engagement, leadership, work environment, and culture. We held an average response rate of 90% for fiscal 2024, which we view as indicative of a high-level of employee engagement.

We invest in our employees, and their professional development by providing opportunities to learn though technical, compliance and other professional training, including through semi-annual development conversations between employees and managers to ensure employees have individualized career discussions that align both with organizational and employee professional development goals. We also make customized learning pathways available through a global platform where all employees can take courses to grow their skill sets.

To ensure we are building leadership strength and capabilities, we have robust talent assessment discussions where high-performing and high potential employees are identified for future growth opportunities, as well as succession planning for future critical leadership positions.

Diversity, Equity, Inclusion and Belonging

We embrace diversity and inclusion and strive to provide a rich environment with diverse skills, backgrounds and perspectives. We strongly believe diverse teams are more innovative and productive. Our goal is to cultivate an environment that not only allows for, but also encourages, everyone to collaborate and participate equally to foster individual and company growth. As of June 2024, 20% of global employees, 20% senior executive leadership positions and 38% of our Board of Directors identified as female. To further these objectives in fiscal 2024, we engaged in an internal communications campaign, employee resource group development, measuring our employee's perceptions on this topic and publishing our diversity, equity, inclusion, and belonging statement and commitment.

Information about our Executive Officers

The following table sets forth certain information regarding our executive officers as of August 16, 2024:

Name	Age	Position
Michael Hurlston	57	President and Chief Executive Officer
Ken Rizvi	49	Senior Vice President and Chief Financial Officer
Lisa Bodensteiner	62	Senior Vice President, Chief Legal Officer and Secretary
Vikram Gupta	55	Senior Vice President and General Manager, IoT Processors and Chief Product Officer
Satish Ganesan	49	Senior Vice President and General Manager of Intelligent Sensing Division and Chief Strategy Officer

Michael Hurlston has been the President and Chief Executive Officer of our company since August 19, 2019. Prior to joining our company, Mr. Hurlston served as the Chief Executive Officer and a member of the Board of Directors of Finisar Corporation ("Finisar") from January 2018 to August 2019. Prior to joining Finisar, he served as Senior Vice President and General Manager of the Mobile Connectivity Products/Wireless Communications and Connectivity Division and held senior leadership positions in sales, marketing, and general management at Broadcom Limited ("Broadcom") and its predecessor corporation from November 2001 through October 2017. Prior to joining Broadcom in 2001, Mr. Hurlston held senior marketing and engineering positions at Oren Semiconductor, Inc., Avasem, Integrated Circuit Systems, Micro Power Systems, Exar and IC Works from 1991 until 2001. Mr. Hurlston is a member of the board of directors and audit committee of Flex Ltd. He is also a member of the board of directors and compensation committee at Astera Labs. Mr. Hurlston serves on the Board of Executive Trustees of the UC Davis Foundation and on the Dean's Executive Committee for the College of Engineering and the Dean's Advisory Counsel for the Graduate School of Management at the University of California, Davis. Mr. Hurlston holds Bachelor of Science and Master of Science degrees in Electrical Engineering and a Master of Business Administration degree from the University of California, Davis.

Ken Rizvi has been the Chief Financial Officer of our company since July 15, 2024. Prior to joining our company, Mr. Rizvi served as Senior Vice President and Chief Financial Officer of SMART Global Holdings, Inc., a diversified business focused on providing high-performance, high-availability solutions to enterprise customers, from February 2021 to June 2024. Prior to joining SMART Global Holdings, Mr. Rizvi served as Senior Vice President and Chief Financial Officer of UTAC Holdings Ltd., a global semiconductor assembly and test services provider, from June 2018 until February 2021. He served as Senior Vice President and Chief Financial Officer at Isola Group, a global materials sciences company, from August 2016 to June 2018. Prior to Isola, Mr. Rizvi held senior leadership roles at Micron Technology, Inc., and ON Semiconductor. He has also served as an associate with Technology Crossover Ventures and as an investment banker at Morgan Stanley. Mr. Rizvi holds an Executive Master of Business Administration from the W.P. Carey School of Business at Arizona State University and a Bachelor of Arts in Economics from Yale University.

Lisa Bodensteiner has been Senior Vice President, Chief Legal Officer and Secretary since November 2023. Prior to joining our company, Ms. Bodensteiner was Executive Vice President, Chief Legal Officer, Compliance Officer and Corporate Secretary of Plantronics, Inc. ("Poly") from October 2020 to October 2022. Ms. Bodensteiner served as a Principal of MDAC, LLC, a family-owned real estate company, from June 2016 to October 2020, and Executive Vice President, General Counsel and Chief Compliance Officer at SunPower Corporation, a global energy company and provider of solar power solutions, from June 2012 to May 2016. Before joining SunPower, Ms. Bodensteiner held key executive roles at First Solar, Inc. from April 2009 to June 2012 and OptiSolar Inc., where she was also on the leadership team, from October 2007 to April 2009. She also served as Executive Vice President, General Counsel, Secretary and Chief Compliance Officer at Calpine Corporation from February 1996 to April 2006. Ms. Bodensteiner holds a Juris Doctor degree from Santa Clara University School of Law and a Bachelor of Science in Business Administration in Accounting from the University of Nevada

Vikram Gupta has been the Senior Vice President and General Manager of IoT Processors and Chief Product Officer since January 2023. Prior to joining Synaptics, Mr. Gupta was the SVP and GM of IoT Compute and Wireless Business Lines for Infineon Technologies, a manufacturer of semiconductor solutions, from April 2020 to November 2022, where he led the integration and transformation efforts for the $1B+ multi-site business with three product lines following Infineon's acquisition of Cypress Semiconductor, where he served as VP of Engineering of the IoT Business Unit from 2016 to 2019 and SVP and

GM of the IoT Business Unit from 2019 to 2020. Prior to Cypress Semiconductor, Mr. Gupta navigated a progressive tenure with Broadcom, advancing in leadership and responsibility across both engineering and business. Earlier in his career he was a co-founder of Zeevo, a developer of SOC solutions for Bluetooth and other wireless communications applications, which was ultimately purchased by Broadcom. He holds a Bachelor's degree in Electrical and Electronics Engineering from Birla Institute of Technology & Science in India and a Master's Degree in Electrical Engineering from the University of Hawaii at Manoa.

Satish Ganesan has been the Senior Vice President and General Manager of Intelligent Sensing Division since February 2024. Mr. Ganesan joined Synaptics in November 2019 as our Chief Strategy Officer. Prior to joining our Company, Mr. Ganesan served as Chief Product Officer of Keyssa Inc., a wireless startup focused on short range connectivity, from May 2017 to October 2018. Before that, he held several executive positions focused on IoT and mobile strategy and product marketing at Broadcom Limited from August 2007 to November 2010 and January 2014 to February 2016. He also served as Director, Product Management & Product Marketing at Tilera Corporation from December 2011 to December 2013. He spent his early career in various engineering roles at Xilinx, and holds more than 10 US patents. Mr. Ganesan received his Bachelor of Science in Electrical and Electronics Engineering from BITS, India and his Master of Science in Computer Engineering from the University of Cincinnati

ITEM 1A. RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and the consolidated financial statements and the related notes included elsewhere in this report, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that materially and adversely affect our business. If any of the following risks actually occurs, our business operations, financial condition, operating results, and prospects could be materially and adversely affected. The market price of our securities could decline due to the materialization of these or any other risks, and you could lose part or all of your investment.

Summary of Risk Factors

<u>**Risks Related to Our Industry and Business**</u>

- We currently depend on our solutions for the IoT, Enterprise and Automotive and Mobile product applications markets for a substantial portion of our revenue, and any downturn in sales of these products would adversely affect our business, revenue, operating results, and financial condition.

- In many of the markets in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

- We rely on OEMs and ODMs to design our products into their end products.

- A significant portion of our sales comes from one or more large customers, the loss of which could harm our business, financial condition, and operating results.

- We face risks related to recessions, inflation, stagflation and other macroeconomic conditions.

- We are exposed to industry downturns and cyclicality in our target markets that may result in fluctuations in our operating results.

- We face intense competition that could result in our losing or failing to gain market share and suffering reduced revenue.

- We cannot assure you that our product solutions for new markets will be successful or that we will be able to continue to generate significant revenue from these markets.

- If we fail to maintain and build relationships with our customers, or our customers' products that utilize our solutions do not gain widespread market acceptance, our revenue may stagnate or decline.

- Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or other reasons.

- We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet that demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.

- If we fail to manage our growth effectively, our infrastructure, management, and resources could be strained, our ability to effectively manage our business could be diminished, and our operating results could suffer.

<u>**Risks Related to Our Supply Chain**</u>

- We depend on third parties to maintain satisfactory manufacturing yields and delivery schedules, and their inability to do so could increase our costs, disrupt our supply chain, and result in our inability to deliver our products, which would adversely affect our operating results.

- Shortages of components and materials may delay or reduce our sales and increase our costs, thereby harming our operating results.

Risks Related to Product Development

- We are subject to lengthy development periods and product acceptance cycles, which can result in development and engineering costs without any future revenue.

- Failures in our solutions, or in our customers' products, including resulting from security vulnerabilities, defects or errors, could harm our business.

Risks Related to International Sales and Operations

- Changes to import, export and economic sanction laws may expose us to liability, increase our costs and adversely affect our operating results.

- Changes to international trade policy and rising concerns of international tariffs, including tariffs applied to goods traded between the U.S. and China, could materially and adversely affect our business and results of operations.

Risks Related to Our Employees

- We depend on key personnel who would be difficult to replace, and our business will likely be harmed if we lose their services or cannot hire additional qualified personnel.

Risks Related to Our Intellectual Property

- Our ability to compete successfully and continue growing as a company depends on our ability to adequately protect our proprietary technology and confidential information.

Risks Related to Acquisitions

- Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

Risks Factors Related to Our Indebtedness

- Our indebtedness could adversely affect our financial condition or operating flexibility and prevent us from fulfilling our obligations outstanding under our credit agreement, our 4.000% senior notes due 2029, or the Senior Notes, and other indebtedness we may incur from time-to-time.

General Risk Factors

- Our business is dependent upon the proper functioning of our internal business processes and information systems and modification or interruption of such systems may disrupt our business.

- We face risks associated with security breaches or cyberattacks.

- If tax laws change in the jurisdictions in which we do business or if we receive a material tax assessment in connection with an examination of our income tax returns, our consolidated financial position, results of operations and cash flows could be adversely affected.

- Our effective tax rate may be volatile from period to period and impact our net income.

- We are subject to governmental laws, regulations and other legal obligations related to privacy and data protection.

- The market price of our common stock has been and may continue to be volatile.

Risks Related to Our Industry and Business

We currently depend on our solutions for the IoT, Enterprise and Automotive and Mobile product applications markets for a substantial portion of our revenue, and any downturn in sales of these products would adversely affect our business, revenue, operating results, and financial condition.

We currently depend on our solutions for the Core IoT, Enterprise and Automotive and Mobile product applications markets for a substantial portion of our revenue. Any downturn in sales of our products into any of these markets would adversely affect our business, revenue, operating results, and financial condition. Similarly, a softening of demand in any of these markets, or a slowdown of growth in any of these markets because of changes in customer preferences, the emergence of applications not including our solutions, or other factors would cause our business, operating results, and financial position to suffer. Our future revenue growth, if any, will depend in part on our ability to further penetrate into, and expand beyond, these markets. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. We cannot provide any assurance that our customers' products which incorporate our solutions will be successful and such products may experience price erosion or other competitive factors that affect the price customers are willing to pay us. Each of these markets presents distinct and substantial risks. If any of these markets do not develop as we currently anticipate, or if we are unable to penetrate them successfully, it could materially and adversely affect our revenue and revenue growth rate, if any.

In many of the markets in which we compete, we depend on winning selection processes, and failure to be selected could adversely affect our business in those market segments.

One of our business strategies is to participate in and win competitive bid selection processes to develop products for use in our customers' products. These selection processes can be lengthy and require us to incur significant design and development expenditures, with no guarantee of winning a contract or generating revenue. Failure to win new design projects and delays in developing new products with anticipated technological advances or in commencing volume shipments of these products may have an adverse effect on our business. This risk is particularly pronounced in markets where there are only a few potential customers and in the Automotive market, where, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. Our failure to win a sufficient number of these bids could result in reduced revenue and hurt our competitive position in future selection processes because we may not be perceived as being a technology or industry leader, each of which could have a material adverse effect on our business, financial condition and results of operations.

We rely on OEMs and ODMs to design our products into their end products.

Our products are not sold directly to the end user but are components or subsystems of other products. As a result, we rely on OEMs and ODMs to select our products from among alternative offerings to be designed into their equipment. Without these "design wins," we would have difficulty selling our products. If a customer designs another supplier's product into one of its product platforms, it is more difficult for us to achieve future design wins with that platform because changing suppliers involves significant cost, time, effort, and risk on the part of that customer. Also, achieving a design win with a customer does not ensure that we will receive revenue from that customer. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to reduce or cease use of our products, for example, if its own products are not commercially successful, or for any other reason. We may not continue to achieve design wins or to convert design wins into actual sales, and failure to do so could materially and adversely affect our operating results. Furthermore, as a result of our lengthy product development and sales cycle, we may incur significant research and development expenses, and selling, general, and administrative expenses, without generating the anticipated revenue associated with these products.

A significant portion of our sales comes from one or more large customers, the loss of which could harm our business, financial condition, and operating results.

Historically, we have relied on a limited number of customers for a substantial portion of our total revenue. If we lost key customers, or if key customers reduced or stopped placing orders for our high-volume products, our financial results could be adversely affected. Sales to one customer accounted for 12% of our net revenue in fiscal 2024. During fiscal 2024, we had one OEM customer that integrated our products into their products representing 11% of our revenue; we sold to these customers primarily indirectly through multiple distributors. Significant reductions in sales to our largest customers, the loss of other major customers, or a general decrease in demand for our products within a short period of time could adversely affect our revenue, financial condition, and business.

We sell to contract manufacturers that serve our OEM customers. Any material delay, cancellation, or reduction of orders from any one or more of these contract manufacturers or the OEMs they serve could harm our business, financial condition, and operating results. The adverse effect could be more substantial if our other customers do not increase their orders or if we are unsuccessful in generating orders for our solutions with new customers. Many of these contract manufacturers sell to the same OEMs, and therefore our concentration with certain OEMs may be higher than with any individual contract manufacturer. Concentration in our customer base may make fluctuations in revenue and earnings more severe and make business planning more difficult. If we are unable to increase the number of large customers in key markets, then our operating results in the foreseeable future would be expected to continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our solutions. In the future, these customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way, including, without limitation, because we do not have long-term product purchase commitments from our customers, technological changes could lead to substantial volatility based on product transitions, customers may purchase similar products from our competitors or develop their own solutions, become subject to severe business disruptions or trade restrictions or tariffs (particularly in jurisdictions such as China).

We face risks related to recessions, inflation, stagflation and other macroeconomic conditions.

Customer demand for our products may be impacted by weak macroeconomic conditions, inflation, stagflation, recessionary or lower-growth environments, rising interest rates, equity market volatility or other negative economic factors in the U.S. or other nations. For example, under these conditions or expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions could result in higher inventory levels and the possibility of resulting excess capacity charges from our manufacturing partners if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession, our manufacturing partners, suppliers, distributors, and other third-party partners may suffer their own financial and economic challenges, and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise harm our business. Our products are incorporated in numerous consumer devices, and demand for such products is ultimately driven by consumer demand for products such as smartphones, tablets, notebook computers, automobiles and virtual reality products. Many of these purchases are discretionary. Global economic volatility and economic volatility in the specific markets in which the devices that incorporate our products are ultimately sold, including the impacts of high rates of inflation and a potential recession, can cause extreme difficulties for our customers and third-party vendors in accurately forecasting and planning future business activities. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenues. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our manufacturing partners, customers, suppliers and creditors and might prevent us from accessing preferred sources of liquidity and causing our borrowing costs to potentially increase. Thus, if general macroeconomic conditions, conditions in the semiconductor industry, or conditions in our customer end markets continue to deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be materially and adversely affected.

In addition, we are subject to risk from inflation and increasing market prices of certain components and supplies, which are incorporated into our end products or used by our manufacturing partners or suppliers to manufacture our end products. These components and supplies have, from time-to-time, become restricted. Additionally, general market factors and conditions have in the past, and may in the future, affect pricing of such components and supplies (such as inflation or supply chain constraints). See also, "Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons."

We are exposed to industry downturns and cyclicality in our target markets that may result in fluctuations in our operating results.

The consumer electronics industry has experienced significant economic downturns at various times. These downturns are characterized by diminished product demand, accelerated erosion of average selling prices, production overcapacity, and increased inventory and credit risk. In addition, the consumer electronics industry is cyclical in nature due to constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. We seek to reduce our exposure to industry downturns and cyclicality by providing design and production services for leading companies in rapidly expanding industry segments. We may, however, experience substantial period-to-period fluctuations in future operating results because of general industry conditions or events occurring in the general economy. We cannot predict the timing, strength, or duration of any industry slowdown or economic recovery. If the industry and markets in which we operate deteriorate, our business, financial condition, and results of operations may be materially and adversely affected.

We face intense competition that could result in our losing or failing to gain market share and suffering reduced revenue.

We serve intensely competitive markets that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. We expect that the market for our products will continually evolve and will be subject to rapid technological change. For example, new products and disruptive technologies are being developed, and companies with which we compete have implemented artificial intelligence strategies for products and service offerings. This rapid pace of technological change can create opportunities for our competitors and harm our competitiveness in the market if our products do not evolve or we are unable to effectively keep up with such changes. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Depressed economic conditions, a slowdown in the markets in which we operate, the emergence of new products not including our product solutions, rapid changes in the markets in which we operate, and competitive pressures may result in lower demand for our product solutions and reduced unit margins.

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Some of our current and potential competitors have greater market recognition, longer operating histories, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them greater competitive advantages. As a result, they may be able to devote greater resources to the promotion and sale of products, negotiate lower prices for raw materials and components, deliver competitive products at lower prices, and introduce new product solutions and respond to customer requirements more quickly than we can. Our competitive position could suffer if one or more of our customers determine not to utilize our custom engineered, total solutions approach and instead, decide to design and manufacture their own interfaces, contract with our competitors, or use alternative technologies. Our competitors may also offer bundled solutions offering a more complete solution despite the technical merits or advantages of our products. We also face increased competition as a result of China actively promoting its domestic semiconductor industry through policy changes and investment. These actions, as well as China-U.S. trade barriers, may restrict our participation in the China market or may prevent us from competing effectively with Chinese companies or companies from other countries that China favors over the United States. Competition could decrease our prices, reduce our sales, adversely affect our gross margins and/or decrease our market share.

We cannot assure you that our product solutions for new markets will be successful or that we will be able to continue to generate significant revenue from these markets.

Our product solutions may not be successful in new markets. Various target markets for our product solutions, such as Core IoT, may develop slower than anticipated or could utilize competing technologies. The markets for certain of these products depend in part upon the continued development and deployment of wireless and other technologies, which may or may not address the needs of the users of these products.

Our ability to generate significant revenue from new markets will depend on various factors, including the following:

- the development and growth of these markets;

- the ability of our technologies and product solutions to address the needs of these markets, the price and performance requirements of OEMs, and the preferences of end users; and

- our ability to provide OEMs with solutions that provide advantages in terms of size, power consumption, reliability, durability, performance, and value-added features compared with alternative solutions.

Many manufacturers of these products have well-established relationships with competitive suppliers. Our ongoing success in these markets will require us to offer better performance alternatives to other solutions at competitive costs. The failure of any of these target markets to develop as we expect, or our failure to serve these markets to a significant extent or in a timely manner, will impede our sales growth and could result in substantially reduced earnings and a restructuring of our operations. For example, the growth of the Core IoT market is dependent on the adoption of industry standards to permit devices to connect and communicate with each other. If the industry cannot agree on a common set of standards, then the growth of the Core IoT market may be slower than expected. Unfavorable developments with evolving laws and regulations worldwide related to these products and suppliers, including with respect to artificial intelligence, may limit global adoption, impede our strategy, and negatively impact our long-term expectations in this area. Many of these products are still emerging and demand for these products may be unpredictable and may vary significantly from one period to another. We cannot predict the size or growth rate of these markets or the market share we will achieve or maintain in these markets in the future.

If we fail to maintain and build relationships with our customers, or our customers' products that utilize our solutions do not gain widespread market acceptance, our revenue may stagnate or decline.

We do not sell any products to end users and we do not control or influence the manufacture, promotion, distribution, or pricing of the products that incorporate our solutions. Instead, we design various solutions that our OEM customers incorporate into their products, and we depend on such OEM customers to successfully manufacture and distribute products incorporating our solutions and to generate consumer demand through marketing and promotional activities. As a result of this, our success depends almost entirely upon the widespread market acceptance of our OEM customers' products that incorporate our solutions. Even if our technologies successfully meet our customers' price and performance goals, our sales could decline or fail to develop if our customers do not achieve commercial success in selling their products that incorporate our solutions.

We must maintain our relationships with our existing customers and expand our relationships with OEMs in new markets. Our customers generally do not provide us with firm, long-term volume purchase commitments, opting instead to issue purchase orders that they can cancel, reduce, or delay, subject to certain limitations. In order to meet the expectations of our customers, we must provide innovative solutions on a timely and cost-effective basis. This requires us to match our design and production capacity with customer demand, maintain satisfactory delivery schedules, and meet performance goals. If we are unable to achieve these goals for any reason, our sales may decline or fail to develop, which would result in decreasing revenue. If

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customers do not purchase products made specifically for them, we may be unable to resell such products to other customers or may be unable to require the customers who have ordered these products to pay a cancellation fee. Moreover, it is possible that our customers may develop their own products or adopt a competitor's solution for products that they currently buy from us. When this occurs, our sales could decline and/or our market share could be reduced.

In addition to maintaining and expanding our customer relationships, we must also identify areas of significant growth potential in other markets, establish relationships with OEMs in those markets, and assist those OEMs in developing products that incorporate our solutions. Our failure to identify potential growth opportunities in the markets in which we operate, particularly in the Core IoT market, or our failure to establish and maintain relationships with OEMs in those markets, would prevent our business from growing in those markets.

Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or other reasons.

We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In addition, our more recently introduced products tend to have higher associated costs because of initial overall development and production expenses. Therefore, over time, we may not be able to maintain or improve our gross margins. Our financial results could suffer if we are unable to offset any reductions in our average selling prices by other cost reductions through efficiencies, introduction of higher margin products and other means.

To attract new customers or retain existing customers, we may offer certain price concessions to certain customers, which could cause our average selling prices and gross margins to decline. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or by our competitors and other factors. We expect to continue to have to reduce prices of existing products in the future. Moreover, because of the wide price differences across the markets we serve, the mix and types of performance capabilities of our products sold may affect the average selling prices of our products and have a substantial impact on our revenue and gross margin. We may enter new markets in which a significant amount of competition exists, and this may require us to sell our products with lower gross margins than we earn in our established businesses. If we are successful in growing revenue in these markets, our overall gross margin may decline. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover the fixed costs and investments associated with a particular product, and as a result may harm our financial results.

Additionally, because we do not operate our own manufacturing, assembly, testing or packaging facilities, we are not able to reduce our costs as rapidly as companies that operate their own facilities and our costs may even increase, which could also reduce our gross margins. Our gross margin could also be impacted, for example, by the following factors: increased costs (including increased costs caused by tariffs, inflation, higher interest rates, or supply chain constraints); loss of cost savings if parts ordering does not correctly anticipate product demand or if the financial health of either our manufacturing partners or our suppliers deteriorates; excess inventory, or inventory holding and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which are incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may from time-to-time become restricted, or general market factors and conditions such as inflation or supply chain constraints have in the past affected and may in the future affect pricing of such commodities. Any increase in the price of components used in our products will adversely affect our gross margins.

We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet that demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.

We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Some of our customers have, and others may in the future, cancel or defer purchase orders on short notice without incurring a significant penalty. In addition, customers who have purchase commitments may not honor those commitments. Due to their inability to predict demand or other reasons during our fiscal 2024, some of our customers have accumulated excess inventories and, as a consequence, they either have deferred or they may defer future purchases of our products. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management.

We place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. For example, our ability to accurately forecast customer demand may be impaired by the delays inherent in our customer's product development processes, which may include extensive qualification and testing of components included in their products, including ours. In many cases, they design their products to use components from multiple suppliers. This creates the risk that our customers may decide to cancel or change product plans for products incorporating our semiconductor solutions prior to completion, which makes it even more difficult to forecast customer demand. In addition, while many of our customers are subject to purchase orders or other agreements that do not allow for cancellation, there can be no assurance that these customers will honor these contract terms and cancellation of these orders may adversely affect our business operations and demand forecast which is the basis for us to have products made.

Our products are incorporated into complex devices and systems, which creates supply chain cross-dependencies. Due to cross dependencies, supply chain disruptions have in the past, and may in the future, negatively impact the demand for our products. We have a limited ability to predict the timing of a supply chain correction. If we cannot predict future customer demand or supply chain disruptions, then we may hold excess or obsolete inventory. Moreover, significant supply chain disruption may negatively impact the timing of our product shipments and revenue shipment linearity, which may impact and extend our cash conversion cycle. In addition, the market share of our customers could be adversely impacted on a long-term basis due to any continued supply chain disruption, which could negatively affect our results of operations.

If we overestimate customer demand, our excess or obsolete inventory may increase significantly, which would reduce our gross margin and adversely affect our financial results. The risk of obsolescence and/or excess inventory is heightened for semiconductor solutions due to the rapidly changing market for these types of products. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. In addition, any future significant cancellations or deferrals of product orders, or the return of previously sold products, could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.

If we fail to manage our growth effectively, our infrastructure, management, and resources could be strained, our ability to effectively manage our business could be diminished, and our operating results could suffer.

The failure to manage our planned growth effectively could strain our resources, which would impede our ability to increase revenue. We have increased the number of our solutions in the past and may plan to further expand the number and diversity of our solutions and their use in the future. Our ability to manage our planned diversification and growth effectively will require us to:

- successfully hire, train, retain, and motivate additional employees, including employees outside the U.S.;

- efficiently plan, expand, or cost-effectively reduce our facilities to meet headcount requirements;

- enhance our global operational, financial, and management infrastructure; and

- expand our development and production capacity.

In connection with the expansion and diversification of our product and customer base, we may increase our personnel and make other expenditures to meet demand for our expanding product offerings, including offerings in the Core IoT market, the Enterprise and Automotive applications market, and the Mobile product applications market. Any increase in expenses or investments in infrastructure and facilities in anticipation of future orders that do not materialize would adversely affect our profitability. Our customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources and the resources of our contract manufacturers. An inability to quickly expand our development, design or production capacity or an inability of our third-party manufacturers to quickly expand development, design, or production capacity to meet this customer demand could result in a decrease to our revenue or operating results. If we cannot manage our growth effectively, our business and operating results could suffer.

<u>Risks Related to Our Supply Chain</u>

We depend on third parties to maintain satisfactory manufacturing yields and delivery schedules, and their inability to do so could increase our costs, disrupt our supply chain, and result in our inability to deliver our products, which would adversely affect our operating results.

We depend on our contract manufacturers and semiconductor fabricators to maintain high levels of productivity and satisfactory delivery schedules at manufacturing and assembly facilities located primarily in Asia. We provide our contract manufacturers with six-month rolling forecasts of our production requirements. We generally do not, however, have long-term agreements with our contract manufacturers that guarantee production capacity, prices, lead times, or delivery schedules. If end customer demand declines, these long-term capacity agreements could result in significant write-downs of inventory. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have been able to obtain increased production capacity from our third-party contract manufacturers in the past, there is no guarantee that our contract manufacturers will be able to increase production capacity to enable us to meet our customer demands in the future. Our contract manufacturers also serve other customers, a number of which have greater production requirements than we do. As a result, our contract manufacturers could determine to prioritize production capacity for other customers or reduce or eliminate deliveries to us on short notice.

Qualifying new contract manufacturers, and specifically semiconductor foundries, is time consuming and might result in unforeseen manufacturing and operations problems. We may also encounter lower manufacturing yields and longer delivery schedules in commencing volume production of new products that we introduce, which could increase our costs or disrupt our supply of such products. In addition, a foundry or supplier may become unavailable to us as a result of economic or political instability. The loss of relationships with our contract manufacturers or assemblers, or their inability to conduct their manufacturing and assembly services for us as anticipated in terms of capacity, cost, quality, and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality, and performance requirements, and adversely affect our operating results.

Shortages of components and materials may delay or reduce our sales and increase our costs, thereby harming our operating results.

The inability to obtain sufficient quantities of components and other materials necessary for the production of our products could result in reduced or delayed sales or lost orders. Many of the materials used in the production of our products are available only from a limited number of foreign suppliers, particularly suppliers located in Asia. In most cases, neither we nor our contract manufacturers have long-term supply contracts with these suppliers. Additionally, it is possible that their customers that are larger and better financed than we are or that have long-term agreements with our main foundries may induce them to reallocate capacity to those customers. As a result, we are subject to increased costs, supply interruptions, and difficulties in obtaining materials. Our customers also may encounter difficulties or increased costs in obtaining the materials necessary to produce their products into which our product solutions are incorporated. Future shortages of materials and components, including potential supply constraints of silicon, could cause delayed shipments and customer dissatisfaction, which may result in lower revenue.

Risks Related to Product Development

We are subject to lengthy development periods and product acceptance cycles, which can result in development and engineering costs without any future revenue.

We provide solutions that are incorporated by OEMs into the products they sell. OEMs make the determination during their product development programs whether to incorporate our solutions or pursue other alternatives. This process requires us to make significant investments of time and resources in the design of solutions for our OEMs' products well before our customers introduce their products incorporating our interface solutions into the market, and before we can be sure that we will generate any significant sales to our customers or even recover our investment. During a customer's entire product development process, we face the risk that our interfaces will fail to meet our customer's technical, performance, or cost requirements, or that our products will be replaced by competitive products or alternative technological solutions. Even if we complete our design process in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events could cause sales to not materialize, be deferred, or be cancelled, which could adversely affect our operating results.

Failures in our solutions, or in our customers' products, including resulting from security vulnerabilities, defects or errors, could harm our business.

Our solutions are complex and may contain defects, errors or security vulnerabilities, or experience failures or unsatisfactory performance, due to any number of issues, including issues in materials, design, fabrication, packaging and/or use within a system. Development of solutions in new domains of technology, and the migration to integrated circuit technologies with smaller geometric feature sizes, increases complexity and adds risk to manufacturing yields and reliability, and increases the likelihood of product defects, errors or security vulnerabilities. Defects, errors, security vulnerabilities or other unintended functionality could also be introduced into our solutions by cyber-attacks or other actions by malicious actors, either directly or through third-party products or software or open source code used in our solutions.

Risks associated with product or technology defects, errors or security vulnerabilities are exacerbated by the fact that our customers in many instances integrate our solutions into consumer and other devices. Our solutions are used in applications that gather and process large amounts of data, such for IoT, Enterprise and Automotive and Mobile product applications. The use of products containing our solutions to interact with untrusted systems or otherwise access untrusted content creates a risk of exposing the system hardware and software in those products to malicious attacks. Further, security vulnerabilities in our solutions could expose our customers, or end users of our customers' products, to hackers or other unscrupulous third parties who develop and deploy malware that could attack our solutions or our customers' products or IT infrastructure. Such attacks could result in the disruption of our customers' businesses or the misappropriation, theft, misuse, disclosure, loss or destruction of the technology or intellectual property, or the proprietary, confidential or personal information, of our customers, their employees or the end users of our customers' products. Security features in our solutions cannot make our solutions entirely secure. Mitigation techniques designed to address security vulnerabilities, including software and firmware updates or other preventative measures, are not always available on a timely basis, or at all, and at times do not operate as intended or effectively resolve vulnerabilities for all applications. While we continue to focus on this issue and take measures to safeguard our products from cybersecurity threats, device capabilities continue to evolve, enabling more elaborate functionality and applications, and increasing the risk of security failures, and techniques used to perpetrate cybersecurity attacks are increasingly sophisticated and constantly evolving.

Such defects, errors or security vulnerabilities could give rise to significant costs, including costs related to developing solutions, recalling products, repairing or replacing defective products, writing down defective inventory or indemnification obligations under our agreements, and could result in the loss of sales and divert the attention of our personnel from our product development efforts. In addition, defects, errors or security vulnerabilities in our products could result in failure to achieve market acceptance, a loss of design wins, a shifting of business to our competitors, product liability claims and litigation or regulatory action against us, and could harm our reputation, our relationships with customers and our ability to attract new customers, as well as the perceptions of our brand. Further, our business liability insurance may be inadequate, may not cover the claims, and future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

Our use of open source software in certain products and services could materially adversely affect our business, financial condition, operating results and cash flow.

Many of our products and services incorporate open source software, the use of which may subject us to certain conditions, including the obligation to offer such products for no cost or to make the proprietary source code of those products publicly available. Open source licenses are generally "as-is" and do not provide warranties, support or assurance of title or controls on origin of the software, which exposes us to potential liability if the software fails to work or infringes the intellectual property of a third-party.

Although we monitor our use of open source software to avoid subjecting our products to unintended conditions and exposing us to significant financial risk, such use, under certain circumstances, could adversely affect our business, financial condition and operating results and cash flow, including if we are required to take remedial action that may divert resources away from our development efforts. In addition, we may receive inquiries or claims from authors, distributors or recipients of open source software included in our products regarding our compliance with the conditions of such open source licenses and we may be required to take steps to avoid or remedy an alleged infringement or noncompliance, including modifying our product code, stopping the distribution of some of our products, paying damages or releasing the source code of our propriety software.

If we do not keep pace with technological innovations, our products may not remain competitive and our revenue and operating results may suffer.

We operate in rapidly changing, highly competitive markets. Technological advances, including advances in artificial intelligence, the introduction of new products and new design techniques could adversely affect our business unless we are able to adapt to changing conditions. Technological advances could render our solutions less competitive or obsolete, and we may not be able to respond effectively to the technological requirements of evolving markets. Therefore, we may be required to expend substantial funds for and commit significant resources to enhancing and developing new technology, which may include purchasing advanced design tools and test equipment, hiring additional highly qualified engineering and other technical personnel, and continuing and expanding research and development activities on existing and potential solutions.

Our research and development efforts with respect to new technologies may not result in customer or market acceptance. Some or all of those technologies may not successfully make the transition from the research and development stage to cost-effective production as a result of technology problems, competitive cost issues, yield problems, and other factors. Even if we successfully complete a research and development effort with respect to a particular technology, our customers may decide not to introduce or may terminate products utilizing the technology for a variety of reasons, including difficulties with other suppliers of components for the products, superior technologies developed by our competitors and unfavorable comparisons of our solutions with these technologies, price considerations and lack of anticipated or actual market demand for the products.

Our business could be harmed if we are unable to develop and utilize new technologies that address the needs of our customers, or our competitors or customers develop and utilize new technologies more effectively or more quickly than we can. Any investments made to enhance or develop new technologies that are not successful could have an adverse effect on our net revenue and operating results.

Conditions in Israel may materially and adversely affect our business.

We have employees and facilities located in Israel. As a result, political, economic and military conditions in Israel may directly affect our business. In October 2023, Hamas conducted several terrorist attacks in Israel resulting in the Israel-Hamas war, forcing the closure of our offices in Israel for several days. Recent conflicts between Iran and Israel may escalate into a wider Middle East crisis, further impacting regional stability. Any armed conflicts, terrorist activities or political instability involving Israel or other countries in the region could adversely affect our business, results of operations, financial condition, cash flows and prospects. Although the Israeli Government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot ensure stockholders that this coverage will be maintained or will be adequate in the event we submit a claim.

Our operations could also be disrupted by the absence for significant periods of one or more key employees or a significant number of other employees because of military service. Some of our employees in Israel are obliged to perform military reserve duty, and in certain emergency circumstances, employees may be called to immediate and unlimited active duty. In October 2023, a number of our employees in Israel were activated for military duty, and although they have returned full-time to the office, some or all of them may be re-activated if the Israel-Hamas war continues. While we have business continuity plans in place to address the safety of our employees and to continue product development in the event of reduced employee availability in the region during the war, any of the foregoing circumstances could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

If we become subject to product returns or claims resulting from defects in our products, we may incur significant costs resulting in a decrease in revenue.

We develop complex products in an evolving marketplace and generally warrant our products for a period of 12 months from the date of delivery. Despite testing by us and our customers, defects may be found in existing or new products. We handle product quality matters sustainably by working on a one-on-one basis with our customers. We have never formally recalled a product or had a mass defect that affected an entire product line. Nevertheless, manufacturing errors or product defects could result in a delay in recognition or loss of revenue, loss of market share, or failure to achieve market acceptance. Additionally, defects could result in financial or other damages to our customers, causing us to incur significant warranty, support, and repair costs, and diverting the attention of our engineering personnel from key product development efforts.

We must finance the growth of our business and the development of new products, which could have an adverse effect on our operating results.

To remain competitive, we must continue to make significant investments in research and development, marketing, and business development. Our failure to sufficiently increase our net revenue to offset these increased costs would adversely affect our operating results.

From time-to-time, we may seek additional equity or debt financing to provide for funds required to expand our business, including through acquisitions. We cannot predict the timing or amount of any such requirements at this time. If such financing is not available to us on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. If obtained, the financing itself carries risks including the following: (i) debt financing increases expenses and must be repaid regardless of operating results; and (ii) equity financing, including the issuance of convertible notes or additional shares in connection with acquisitions, could result in dilution to existing stockholders and could adversely affect the price of our common stock.

Risks Related to International Sales and Operations

Changes to import, export and economic sanction laws may expose us to liability, increase our costs and adversely affect our operating results.

As a global company headquartered in the U.S., we are subject to U.S. laws and regulations, including import, export, and economic sanction laws. These laws may include prohibitions on the sale or supply of certain products to embargoed or sanctioned countries, regions, governments, persons, and entities, may require an export license prior to the export of the controlled item, or may otherwise limit and restrict the export of certain products and technologies. Many of our customers, suppliers and contract manufacturers are foreign companies or have significant foreign operations. The imposition of new or additional economic and trade sanctions against our major customers, suppliers or contract manufacturers could result in our inability to sell to, and generate revenue from such customer, supplier, or contract manufacturer. As a result of restrictive export laws, our customers may also develop their own solutions to replace our products or seek to obtain a greater supply of similar or substitute products from our competitors that are not subject to these restrictions, which could material and adversely affect our business and operating results.

Additionally, the U.S. has published significant changes to U.S. export control regulations with respect to Russia and China, and additional changes to export control regulations are expected in the future. For example, the U.S. government has implemented controls on transactions involving items for semiconductor manufacturing end-users, and the new controls expand the scope of foreign-produced items subject to license requirements for certain entities on the U.S. government's Entity List. Future changes in the U.S. export control regulations, including changes in the enforcement and scope of such regulations, could prevent the export or import of our products to these entities, which could have a material impact on our future results of operations and financial condition.

In addition, compliance with additional export regulations may result in increased costs to the company. Although we have an export compliance program, maintaining and adapting our export controls program to new and shifting regulations is expensive, time-consuming and requires significant management attention. Failure to comply with trade or economic sanctions could subject the company to legal liabilities and fines from the U.S. government. We must also comply with export restrictions and laws imposed by other countries affecting trade and investments. Although these restrictions and laws have not materially restricted our operations in the recent past, there is a significant risk that they could do so in the future, which would materially and adversely affect our business and operating results.

Changes to international trade policy and rising concerns of international tariffs, including tariffs applied to goods traded between the U.S. and China, could materially and adversely affect our business and results of operations.

Many of the materials used in the production of our products are available only from a limited number of foreign suppliers, particularly suppliers located in Asia. The imposition of tariffs against foreign imports of certain materials could make it more difficult or expensive for us or our OEMs to obtain sufficient quantities of components and other materials necessary for the production of our products or products which incorporate our product solutions. Any interruptions to supply could result in delay or cancellation of our products, which could adversely affect our business and operating results.

Our business and operating results are substantially dependent on international trade. Many of our customers sell products incorporating our solutions into international markets. Tariffs on our customers' products may adversely affect our gross margins in the future due to the potential for increased pressure on our selling prices by customers seeking to offset the impact of tariffs on their own products. In addition, tariffs could make our OEM customers' products less attractive relative to products offered by their competitors, which may not be subject to similar tariffs. Some OEMs in our industry have already implemented short-term price adjustments to offset such tariffs and transitioned their production and supply chain to locations outside of China. Furthermore, compliance with export controls and implementation of additional tariffs may increase compliance costs and adversely affect our business and results of operations.

In addition, the institution of trade tariffs both globally and between the U.S. and China carry the risk that China's overall economic condition may be negatively affected, which could affect our China operations, including the manufacturing operations on which we rely in China. Further, imposition of tariffs could cause a decrease in the sales of our products to customers located in China or to our OEMs selling to customers in China, which could impact our business, revenue, and operating results.

International sales and manufacturing risks could adversely affect our operating results.

Our manufacturing and assembly operations are primarily conducted in Taiwan, China, and Korea by contract manufacturers and semiconductor fabricators. Because of the geographic concentration of some of these suppliers, we are exposed to the risk that their operations may be disrupted by regional events. We have sales and logistics operations in Hong Kong, and sales and engineering design support operations in China, France, Germany, India, Israel, Japan, Korea, Poland, Switzerland, Taiwan, and the U.K. These international operations expose us to various economic, political, regulatory, and other risks that could adversely affect our operations and operating results, including the following:

- difficulties and costs of staffing and managing a multinational organization;

- unexpected changes in regulatory requirements;

- differing labor regulations;

- differing environmental laws and regulations, including in response to climate change;

- potentially adverse tax consequences;

- possible employee turnover or labor unrest;

- greater difficulty in collecting accounts receivable;

- the burdens and costs of compliance with a variety of foreign laws;

- the volatility of currency exchange rates;

- potentially reduced protection for intellectual property rights;

- power outages

- actual or threatened public health emergencies

- political, social or economic instability in certain parts of the world; and

- geopolitical tensions, including the Israel-Hamas war and the risk of escalation into a wider Middle East crises, as well as deteriorating relations between China and Taiwan

- natural disasters, including droughts, floods, earthquakes (particularly in Taiwan and elsewhere in the Pacific Rim close to fault lines), or tsunamis typhoons or other severe storms.

If any of these risks associated with international operations materialize, our operations could significantly increase in cost or be disrupted, which would negatively affect our revenue and operating results. In addition, while we do not expect the Russian invasion of Ukraine to have a direct material impact on us, we are unable to predict the indirect impact this conflict will have on us due to future impacts on the supply chain, global and domestic economies, interest rates and stock markets.

Our operating results could be adversely affected by fluctuations in the value of the U.S. dollar against foreign currencies.

We transact business predominantly in U.S. dollars, and we invoice and collect our sales in U.S. dollars. A weakening of the U.S. dollar could cause our overseas vendors to require renegotiation of either the prices or currency we pay for their goods and services. In the future, customers may negotiate pricing and make payments in non-U.S. currencies. For fiscal 2024, approximately 17% of our costs were denominated in non-U.S. currencies, including British pounds, Canadian dollars, European Union euro, Hong Kong dollars, Indian rupee, New Taiwan dollars, Japanese yen, Korean won, Chinese yuan, Polish zloty, Israeli New Shekel, and Swiss francs. If our overseas vendors or customers require us to transact business in non-U.S. currencies, fluctuations in foreign currency exchange rates could affect our cost of goods, operating expenses, and operating margins, and could result in exchange losses. In addition, currency devaluation could result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

<ins>Risks Related to Our Employees</ins>

We depend on key personnel who would be difficult to replace, and our business will likely be harmed if we lose their services or cannot hire additional qualified personnel.

Our success depends substantially on the efforts and abilities of our senior management and other key personnel. The competition for qualified management and key personnel, especially engineers, is intense. We expect competition for individuals with our required skill sets, particularly technical and engineering skills, to remain intense even in weak global macroeconomic environments. Although we maintain nondisclosure covenants with most of our key personnel, and our key executives have change of control severance agreements, we do not have employment agreements with many of them. The loss of services of one or more of our key employees or the inability to hire, train, and retain key personnel, especially engineers and technical support personnel, and capable sales and customer-support employees outside the U.S., could delay the development and sale of our products, disrupt our business, and interfere with our ability to execute our business plan.

If we are unable to obtain stockholder approval of share-based compensation award programs or additional shares for such programs, we could be at a competitive disadvantage in the marketplace for qualified personnel or may be required to increase the cash element of our compensation program.

Competition for qualified personnel in our industry is extremely intense, particularly for engineering and other technical personnel. Our compensation program, which includes cash and share-based compensation award components, has been instrumental in attracting, hiring, motivating, and retaining qualified personnel. Our success depends on our continued ability to use our share-based compensation programs to effectively compete for engineering and other technical personnel and professional talent without significantly increasing cash compensation costs. In the future, if we are unable to obtain stockholder approval of our share-based compensation programs or additional shares for such programs, we could be at a competitive disadvantage in the marketplace for qualified personnel or we may be required to increase the cash elements of our compensation program to account for this disadvantage.

Risks Related to Our Intellectual Property

Our ability to compete successfully and continue growing as a company depends on our ability to adequately protect our proprietary technology and confidential information.

We protect our proprietary technology and confidential information through the use of patents, trade secrets, trademarks, copyrights, confidentiality agreements and other contractual provisions. The process of seeking patent protection is lengthy and expensive. Further, there can be no assurance that even if a patent is issued, that it will not be challenged, invalidated, or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Failure to obtain trademark registrations could compromise our ability to fully protect our trademarks and brands and could increase the risk of challenge from third parties to our use of our trademarks and brands. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we operate. In particular, the validity, enforceability and scope of protection of intellectual property in China, where we derive a significant portion of our net sales, and certain other countries where we derive net sales, are still evolving and historically, have not protected and may not protect in the future, intellectual property rights to the same extent as laws developed in the U.S.

We do not consistently rely on written agreements with our customers, suppliers, manufacturers, and other recipients of our technologies and products and therefore, some trade secret protection may be lost and our ability to enforce our intellectual property rights may be limited. Confidentiality and non-disclosure agreements that are in place may not be adequate to protect our proprietary technologies or may be breached by other parties. Additionally, our customers, suppliers, manufacturers, and other recipients of our technologies and products may seek to use our technologies and products without appropriate limitations. In the past, we did not consistently require our employees and consultants to enter into confidentiality, employment, or proprietary information and invention assignment agreements. Therefore, our former employees and consultants may try to claim some ownership interest in our technologies and products or may use our technologies and products competitively and without appropriate limitations. Unauthorized parties may attempt to copy or otherwise use aspects of our technologies and products that we regard as proprietary. Additionally, our proprietary information and technologies may be inadvertently leaked through our use of generative and other third party AI tools. Other companies, including our competitors, may independently develop technologies that are similar or superior to our technologies, duplicate our technologies, or design around our patents. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our technologies and products.

We may pursue, and from time-to-time defend, litigation to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Litigation whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition, and operating results.

Any claims that our technologies infringe the intellectual property rights of third parties could result in significant costs and have a material adverse effect on our business.

We cannot be certain that our technologies and products do not and will not infringe issued patents or other third-party proprietary rights. Any claims, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business. There can be no assurance that such licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses would be acceptable to us. We may also have to pay substantial damages to third parties or indemnify customers or licensees for damages they suffer if the products they purchase from us or the technology they license from us violates any third-party intellectual property rights. An adverse determination in a judicial or administrative proceeding, or a failure to obtain necessary licenses to use such third-party technology could prevent us from manufacturing, using, or selling certain of our products, and there is no guarantee that we will be able to develop or acquire alternate non-infringing technology.

In addition, we license certain technology used in and for our products from third parties. These third-party licenses are granted with restrictions, and there can be no assurances that such third-party technology will remain available to us on commercially acceptable terms. Any breach or violation of the terms and conditions specified in these license agreements could have significant adverse consequences on our operations and financial performance and may result in legal action, monetary penalties, or the termination of the license, which would impact our ability to offer certain products or services.

If third-party technology currently utilized in our products is no longer available to us on commercially acceptable terms, or if any third-party initiates litigation against us for alleged infringement of their proprietary rights, we may not be able to sell certain of our products and we could incur significant costs in defending against litigation or attempting to develop or acquire alternate non-infringing products, which would have an adverse effect on our operating results.

Risks Related to Acquisitions

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

We expect to continue to pursue opportunities to acquire other businesses and technologies in order to complement our current solutions, expand the breadth of our markets, enhance our technical capabilities, or otherwise create growth opportunities. We cannot accurately predict the timing, size, and success of any currently planned or future acquisitions. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates or increased asking prices by acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, acquisitions could be difficult to complete as result of increased antitrust scrutiny and regulatory approvals required in the United States and other jurisdictions. Acquisitions may also become more difficult in the future as we or others acquire the most attractive candidates. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our operating results. If we make any future acquisitions, we could issue stock that would dilute existing stockholders' percentage ownership, incur substantial debt, assume contingent liabilities, or experience higher operating expenses.

We may be unable to effectively complete an integration of the management, operations, facilities, and accounting and information systems of acquired businesses with our own; efficiently manage, combine or restructure the operations of the acquired businesses with our operations; achieve our operating, growth, and performance goals for acquired businesses; achieve additional revenue as a result of our expanded operations; or achieve operating efficiencies or otherwise realize cost savings as a result of anticipated acquisition synergies. The integration of acquired businesses involves numerous risks, including the following:

- the potential disruption of our core business;

- the potential strain on our financial and managerial controls, reporting systems and procedures;

- potential unknown liabilities associated with the acquired business;

- costs relating to liabilities which we agree to assume;

- unanticipated costs associated with the acquisition;

- diversion of management's attention from our core business;

- problems assimilating the purchased operations, technologies, or products;

- risks associated with entering markets and businesses in which we have little or no prior experience;

- in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

- failure of acquired businesses to achieve expected results;

- adverse effects on existing business relationships with suppliers and customers;

- failure to retain key customers, suppliers, or personnel of acquired businesses;

- litigation or other claims and disputes in connection with the acquired businesses;

- the risk of impairment charges related to potential write-downs of acquired assets; and

- the potential inability to create uniform standards, controls, procedures, policies, and information systems.

We cannot assure you that we would be successful in overcoming problems encountered in connection with any acquisitions, and our inability to do so could disrupt our operations, result in goodwill or intangible asset impairment charges, and adversely affect our business.

Potential strategic alliances may not achieve their objectives, and the failure to do so could impede our growth.

We have entered, and we anticipate that we will continue to enter, into strategic alliances. We continually explore strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology; to provide necessary know-how, components, or supplies; and to develop, introduce, and distribute products utilizing our technology. We may also make investments in other businesses to complement our existing product offerings, augment our market coverage or enhance our personnel or technological capabilities. Certain strategic alliances may not achieve their intended objectives, and parties to our strategic alliances may not perform as contemplated. The failure of these alliances to achieve their objectives may impede our ability to introduce new products and enter new markets.

We may incur material environmental liabilities as a result of prior operations at an acquired company.

In connection with our acquisition in July 2017 of Conexant Systems, we agreed to assume certain environmental liabilities, including remediation of environmental impacts at a property formerly owned and operated by Conexant (the "Conexant Site") and for potential future claims alleging personal injury or property damage related to the environmental impacts at and about the Conexant Site. We continue to incur costs to investigate and remediate the Conexant Site's environmental impacts, and we are at risk for future personal injury and property damage claims related to the Conexant Site. Various federal, state, and local authorities regulate the release of hazardous substances into the environment and can impose substantial fines if our remediation efforts at or about the Conexant Site fail or are deemed inadequate. In addition, changes in laws, regulations and enforcement policies, the discovery of previously unknown contamination at the Conexant Site, the implementation of new technology at the Conexant Site, or the establishment or imposition of stricter federal, state, or local cleanup standards or requirements with respect to the Conexant Site could require us to incur additional costs in the future that could have a negative effect on our financial condition or results of operations.

<ins>Risks Factors Related to Our Indebtedness</ins>

Our indebtedness could adversely affect our financial condition or operating flexibility and prevent us from fulfilling our obligations outstanding under our credit agreement, our 4.000% senior notes due 2029, or the Senior Notes, and other indebtedness we may incur from time-to-time.

On March 11, 2021, we completed the offering of the Senior Notes in the aggregate principal amount of $400.0 million, with a corresponding amendment and restatement of our credit agreement, or as amended and supplemented, the Credit Agreement, with the lenders party thereto, or the Lenders, and Wells Fargo Bank, National Association, or the Administrative Agent, as administrative agent for the Lenders. The Senior Notes include a mandatory semi-annual payment of a 4.000% coupon. We are permitted under the indenture governing our Senior Notes and the Credit Agreement to incur additional debt under certain conditions, including additional secured debt. If new debt were to be incurred in the future, the related risks that we now face could intensify.

Our level of indebtedness could have significant consequences on our future operations, including:

- making it more difficult for us to satisfy our payment and other obligations under the Notes, the Credit Agreement, or our other outstanding debt from time-to-time;

- risking an event of default if we fail to comply with the financial and other covenants contained in the Notes indenture or the Credit Agreement, which could result in the Senior Notes or any outstanding bank debt becoming immediately due and payable and could permit the lenders under the Credit Agreement to foreclose on the assets securing such bank debt;

- subjecting us to the risk of increased sensitivity to interest rate increases on our debt with variable interest rates, including the debt that we may incur under the Credit Agreement;

- reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under the Credit Agreement, the indenture governing the Senior Notes or otherwise in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

Rising interest rates increase the cost of our outstanding borrowings under our Term Loan Facility and could adversely affect our net income or loss.

Our Term Loan Facility is a variable-rate obligation that exposes us to interest rate risk. When interest rates increase, our debt service obligations and our interest expense increase, even if our outstanding borrowings remain the same. Our net income and cash flows, including cash available for servicing indebtedness, will correspondingly decrease.

The covenants in the Credit Agreement and Senior Notes impose restrictions that may limit our operating and financial flexibility.

The Credit Agreement includes certain covenants that limit (subject to certain exceptions) our ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) incur or suffer to exist liens securing indebtedness; (iii) make investments; (iv) consolidate, merge or transfer all or substantially all of our assets; (v) sell assets; (vi) pay dividends or other distributions on, redeem or repurchase capital stock; (vii) enter into transactions with affiliates; (viii) amend, modify, prepay or redeem subordinated indebtedness; (ix) enter into certain restrictive agreements; and (x) engage in a new line of business. In addition, the Credit Agreement contains financial covenants that (i) require the ratio of the amount of our consolidated total indebtedness to consolidated EBITDA to be less than certain maximum ratio levels, and (ii) require that we either maintain a minimum of $450.0 million in cash on our balance sheet or maintain the ratio of the amount of our consolidated EBITDA to consolidated interest expense above a certain minimum ratio level, and we currently rely on maintaining this minimum cash balance in order to comply with this covenant.

If we violate these covenants and are unable to obtain waivers, our debt under the Credit Agreement would be in default and could be accelerated, and could permit, in the case of secured debt, the lenders to foreclose on our assets securing the Credit Agreement. If the indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our cash flows, results of operations or financial condition could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

General Risk Factors

Our business is dependent upon the proper functioning of our internal business processes and information systems and modification or interruption of such systems may disrupt our business.

We rely upon a number of internal business processes and information systems to support key business functions, and the efficient operation of these processes and systems is critical to our business. Our business processes and information systems need to be sufficiently scalable to support the growth of our business and, accordingly, our information systems will continually evolve and adapt in order to meet our business needs.

These changes may be costly and disruptive to our operations and could impose substantial demands on management time. These changes may also require changes in our information systems, modification of internal control procedures and significant training of employees and third-party resources. We continuously work on simplifying our information systems and applications through consolidation and standardization efforts. There can be no assurance that our business and operations will not experience any disruption in connection with this transition. Our information technology systems, and those of third-party information technology providers or business partners, may also be vulnerable to damage or disruption caused by circumstances beyond our control including catastrophic events, power anomalies or outages, natural disasters, viruses or malware, cyberattacks, insider threat attacks, unauthorized system or data modifications, data breaches and computer system or network failures, exposing us to significant cost, reputational harm and disruption or damage to our business.

We face risks associated with security breaches or cyberattacks.

We face risks associated with security breaches or cyberattacks of our computer systems or those of our third-party representatives, vendors, and service providers. Although we have implemented security procedures and controls to address these threats, our systems may still be vulnerable to data theft, computer viruses, programming errors, ransomware, and other attacks by third parties, or similar disruptive problems. If our systems, or systems owned by third parties affiliated with our company, were breached or attacked, the proprietary and confidential information of our company, our employees and our customers could be disclosed and we may be required to incur substantial costs and liabilities, including the following: liability for stolen assets or information; fines imposed on us by governmental authorities for failure to comply with privacy laws or for disclosure of any personally identifiable information as a part of such attack; costs of repairing damage to our systems; lost revenue and income resulting from any system downtime caused by such breach or attack; loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack; increased costs of cyber security protection; costs of incentives we may be required to offer to our customers or business partners to retain their business; damage to our reputation; increased cyber liability and data breach insurance premiums; and expenses to rectify the consequences of the security breach or cyberattack. Third parties with which we conduct business, such as foundries, assembly and test contractors, and distributors, have access to certain portions of our sensitive data, and we rely on third parties to store and otherwise process data for us. We are dependent on the information security systems of these third parties and they face substantial security risks similar to those outlined above. Any security breaches or incidents or other unauthorized access by third parties to the systems of our suppliers, service providers, or other third parties with access to our sensitive data, or the existence of computer viruses, ransomware or other malicious code in their data, software, or hardware, could result in disruptions or failures of systems used in our business. Any of the foregoing, or the perception any of them has occurred, could have a material adverse impact on our business, operations and financial results. In addition, any compromise of security from a security breach or cyberattack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

If tax laws change in the jurisdictions in which we do business or if we receive a material tax assessment in connection with an examination of our income tax returns, our consolidated financial position, results of operations and cash flows could be adversely affected.

We are subject to U.S. federal, state, and foreign income taxes in the various jurisdictions in which we do business. In addition, we are required to pay U.S. federal taxes on the operating earnings of certain of our foreign subsidiaries. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws in the U.S. or in the foreign jurisdictions in which we operate. In addition, we are subject to the examination of our income tax returns by the tax authorities in the jurisdictions in which we do business. The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of highly complex tax laws. Our results have in the past, and could in the future, include favorable and unfavorable adjustments to our estimated tax liabilities in the period a determination of such estimated tax liability is made or resolved, upon the filing of an amended return, upon a change in facts, circumstances, or interpretation, or upon the expiration of a statute of limitation. While we believe we have adequately provided for reasonably foreseeable outcomes in connection with the resolution of income tax uncertainties, the resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our consolidated financial position, result of operations, or cash flows.

The Organization for Economic Co-operation and Development (OECD) introduced Pillar Two Model Rules for a global minimum tax of 15% applicable to large multinational corporations. Many countries in which we have business operations, including the United Kingdom, Switzerland, and Japan, have implemented certain aspects of Pillar Two, which will apply to our company in fiscal 2025. We will report Pillar Two related costs, if any, as period costs in our financial statements beginning in fiscal 2025. Based on current legislation, Pillar Two is not expected to significantly affect our effective tax rate or cash flows in the next fiscal year. We will keep track of any new developments and legislative changes that may emerge from the OECD and its member countries regarding Pillar Two and evaluate the impact, if any, on our effective tax rate and cash flows, and record relevant costs as incurred.

Our effective tax rate may be volatile from period to period and impact our net income.

A number of factors can drive volatility in our effective tax rate from period to period, which could cause significant variability in our financial results and cash payments including:

- changes in the volume and mix of profits earned and location of assets across jurisdictions with varying tax rates;

- changes in our business or legal entity operating structure;

- the resolution of issues arising from tax audits, including payment of interest and penalties;

- the expiration of a statute of limitation;

- changes in our valuation of deferred tax assets and liabilities, and in the valuation allowance for deferred tax assets;

- adjustments to our estimated taxes and provision for income taxes upon finalization of tax returns;

- increases in expenses not deductible for tax purposes, including impairments of goodwill;

- changes in available tax credits, including foreign tax credits, US R&D credits and refundable tax credits;

- changes in our ability to secure tax incentives

- changes in US federal, state, or foreign tax laws or their interpretation, including the global implementation of a minimum tax under Pillar Two of the OECD Base Erosion and Profit Sharing (the "BEPS") 2.0 initiative;

- changes in US GAAP; and

- our decision to repatriate non-US earnings for which we have not previously provided for incremental taxes including any local country withholding taxes incurred upon repatriation.

We are subject to governmental laws, regulations and other legal obligations related to privacy and data protection.

We collect, use, and store personally identifiable information, or PII, as part of our business and operations. We are subject to federal, state, and international laws relating to the collection, use, retention, security, and transfer of PII. The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The cost of complying with and implementing these privacy-related and data governance measures could be significant as they may create additional burdensome security, business process, business record or data localization requirements. The theft, loss or misuse of PII collected, used, stored or transferred by us, our any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or our failure to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations, could result in additional cost and liability to us, including litigation, which could have an adverse effect on our business, operating results, cash flows, and financial condition.

Environmental, social and governance ("ESG") matters may adversely affect our relationships with customers and investors.

There is an increasing focus from lawmakers, regulators, investors, customers, employees and other stakeholders concerning ESG matters, including environment, climate, diversity and inclusion, human rights and governance transparency. A number of our customers have adopted, or may adopt, procurement policies that include ESG provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose ESG-related policies, practices and metrics. In addition, various jurisdictions are developing climate-related laws or regulations that could cause us to incur additional direct costs for compliance, as well as indirect costs resulting from our customers, suppliers, or additional compliance costs that are passed on to us. These legal and regulatory requirements, as well as investor expectations on ESG practices and disclosures, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and our outsourced manufacturing. Further, there is an increasing number of anti-ESG initiatives in areas of the United States and elsewhere that may conflict with other regulatory requirements or our various stakeholders' expectations. If we fail to comply with or meet the evolving legal and regulatory requirements or expectations of our various stakeholders, we may be subject to enforcement actions, required to pay fines, customers may stop purchasing products from us or investors may sell their shares, which could harm our reputation, revenue and results of operations. Additionally we may be subject to litigation and claims by third parties or regulatory bodies that our stated ESG initiatives and objectives have not been achieved or implemented appropriately. Our actual or perceived failure to achieve our ESG-related initiatives could negatively impact our reputation or harm our business.

Our charter documents and Delaware law could make it more difficult for a third-party to acquire us and discourage a takeover.

Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when such attempts may be in the best interests of our stockholders. Our certificate of incorporation also authorizes our Board of Directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock. Delaware law also imposes conditions on certain business combination transactions with "interested stockholders." Our certificate of incorporation divides our Board of Directors into three classes, with one class to stand for election each year for a three-year term after the election, which will be phased out over a three-year period concluding at our 2026 annual meeting of stockholders. The classification of directors tends to discourage a third-party from initiating a proxy solicitation or otherwise attempting to obtain control of our company and may maintain the incumbency of our Board of Directors, as this structure generally increases the difficulty of, or may delay, replacing a majority of directors. Our certificate of incorporation authorizes our Board of Directors to fill vacancies or newly created directorships. A majority of the directors then in office may elect a successor to fill any vacancies or newly created directorships, thereby increasing the difficulty of, or delaying a third-party's efforts in, replacing a majority of directors.

The market price of our common stock has been and may continue to be volatile.

The trading price of our common stock has been and may continue to be subject to wide fluctuations in response to various factors, including the following:

- variations in our quarterly results;

- the financial guidance we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

- changes in financial estimates by industry or securities analysts or our failure to meet such estimates;

- various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our suppliers, our competitors, or a potential acquisition of our company;

- announcements of technological innovations by us, our competitors, or our customers;

- introductions of new products or new pricing policies by us, our competitors, or our customers;

- disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain intellectual property protection for our technologies;

- acquisitions or strategic alliances by us, our competitors, or our customers;

- recruitment or departure of key personnel;

- the gain or loss of significant orders;

- the gain or loss of significant customers;

- market conditions in our industry, the industries of our customers, and the economy as a whole;

- actions by institutional or activist investors, including short positions held by investors;

- new federal and state laws and regulations affecting our industry, including export controls and

- general financial market conditions or occurrences, including market volatility resulting from geopolitical risks, social and political unrest and rivalries, acts of war, terrorist attacks, natural disasters, cybersecurity attacks, health pandemics, financial market technological glitches and interruptions of trading activity.

In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies' operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

Our cybersecurity risk management program is part of our overall approach to enterprise risk management. Our cybersecurity risk management program seeks to protect our information systems by managing and reducing material risks from cybersecurity threats and by responding to and mitigating cybersecurity incidents. We have designed our cybersecurity risk management program using certain industry practices and frameworks as a guide, including those established by the International Organization for Standardization and the National Institute of Standards and Technology, although we may not meet all technical standards, specifications, or requirements. We employ a cross-functional approach to preserving the confidentiality, security and availability of the employee, customer, supplier and partner information that we collect and store.

We have implemented cybersecurity processes, measures and controls to assist management in our assessment, identification and management of risks from cybersecurity threats. Our Information Security team monitors events, analyzes threats, and coordinates our incident response pursuant to our incident response plan, which includes the process to be followed for reporting of incidents. Our cybersecurity risk management involves identifying information assets and potential threats, assessing and prioritizing risks, employing various tools and techniques, including vulnerability scanning and penetration testing. Based on the risk assessment, appropriate security measures are implemented. We conduct annual and ongoing security awareness and behavioral change training for employees to educate them on cybersecurity best practices and train them to recognize phishing attempts. We also assess and manage cybersecurity risks associated with third-party service providers, including those in our supply chain or vendors who have access to our data or systems. Our cybersecurity process is iterative, with regular reviews and updates to help improve and respond to a dynamic and continuously evolving threat landscape.

We describe whether and how risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition under the heading "We face risks associated with security breaches or cyberattacks," included as part of our risk factors disclosures in *Item 1A. Risk Factors* of this Annual Report on Form 10-K.

In the last three fiscal years, we have not experienced a cybersecurity incident which has been determined to be material, and the expenses we have incurred from cybersecurity incidents and threats were immaterial, including penalties and settlements, of which there were none.

Governance

Our Board of Directors is responsible for risk management oversight and has delegated to our Audit Committee oversight responsibility for reviewing the effectiveness of our governance and management of cybersecurity risks. The Audit Committee biannually reviews our policies and practices with respect to risk management, including cybersecurity risks, and reports its findings to the full Board of Directors. The Audit Committee also receives a report containing information security risk posture details, remediation plan execution progress and pertinent threat intelligence updates from the Chief Information Security Officer ("CISO") and Sr. Director of Internal Audit on a biannual basis. At least annually, but more frequently as necessary, threats from cybersecurity risks and our action plans relating to those risks also are considered by the full Board during meeting discussions of enterprise risks. Members of management, including the Chief Executive Officer, Chief Financial Officer, Chief Information Officer, and Chief Legal Officer may also report directly to the Board of Directors on significant risk management issues, including cybersecurity threats and incidents.

We have an Information Security Management Steering Committee (the "ISMS Committee"), comprised of our CISO, as well as members of our executive team, including our Chief Information Office and Chief Legal Officer. Our Chief Information Officer and CISO, in coordination with the ISMS Committee, work collaboratively to implement our enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. Our InfoSec team communicates with and reports to the CISO, enabling the CISO, CIRT, and ISMS Committee to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CISO has over 28 years of experience managing global IT operations, including strategy, applications, infrastructure, information security, support and execution.

ITEM 2.   PROPERTIES

Our principal executive offices, as well as our principal research and development, sales, marketing, and administrative functions, are located in San Jose, California, where we lease office space of approximately 111,000 square feet.

We also have other U.S. based research and development functions in leased offices in California, Georgia, and Massachusetts.

Our facilities outside of the U.S. include two Asia Pacific offices located in leased offices in Hong Kong and Japan, where we have sales, operations, and research and development functions. We have a leased facility with logistics operations in Taiwan, leased facilities with sales and support operations in China, Hong Kong, Japan, Korea, Switzerland, and Taiwan, and leased facilities with engineering design support operations in China, France, Germany, India, Israel, Japan, Korea, Poland, Switzerland, Taiwan and the U.K.

ITEM 3.   LEGAL PROCEEDINGS

We are party to various litigation matters and claims arising from time-to-time in the ordinary course of business. While the results of such matters cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

For further information regarding current legal proceedings, see Note 10, Indemnifications and Contingencies in the notes to the consolidated financial statements.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information on Common Stock

Our common stock has been listed on the Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol "SYNA" since January 29, 2002. Prior to that time, there was no public market for our common stock.

Stockholders

As of August 16, 2024, there were approximately 110 holders of record of our common stock. The closing price of our common stock as quoted on the Nasdaq Global Select Market, as of August 16, 2024, was $76.38.

Dividends

We have never declared or paid cash dividends on our common stock. We currently plan to retain all earnings to finance the growth of our business, make our debt payments, or purchase shares under our common stock repurchase program. Payments of any cash dividends in the future will depend on our financial condition, operating results, and capital requirements, as well as other factors deemed relevant by our Board of Directors.

Our Credit Agreement and the indenture governing our Senior Notes also place restrictions on the payment of any dividends. For a further description of the terms of the Credit Agreement and our Senior Notes indenture, see Note 8. Debt to the consolidated financial statements contained elsewhere in this report.

Stock-Based Compensation

For information on securities authorized for issuance under our equity compensation plans, see Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Issuer Purchases of Equity Securities

From April 2005 through April 2023, our Board of Directors cumulatively authorized the repurchase of up to $2.3 billion for our common stock under our stock repurchase program, which expires in July 2025. As of the end of fiscal 2024, the remaining amount authorized for repurchase under our stock repurchase program was $893.9 million. During the three-month period ended June 29, 2024, there were no repurchases under the stock repurchase program.

Performance Graph

The following line graph compares cumulative total stockholder returns for the five years ended June 29, 2024 for (i) our common stock, (ii) the Nasdaq Composite Index and (iii) the Russell 2000 Index. The graph assumes an investment of $100 on June 30, 2019. The calculations of cumulative stockholder return on the Nasdaq Composite Index and the Russell 2000 Index include reinvestment of dividends. The calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The historical performance shown is not necessarily indicative of future performance.



COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN
Among Synaptics Incorporated, The Nasdaq Composite Index and The Russell 2000 Index

The performance graph above shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. The performance graph above will not be deemed incorporated by reference into any filing of our company under the Exchange Act or the Securities Act.

ITEM 6.   RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements and Factors That May Affect Results

You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth elsewhere in this report and under Item 1A. Risk Factors.

Overview

We are a leading worldwide developer and fabless supplier of premium mixed signal semiconductor solutions changing the way humans engage with connected devices and data, engineering exceptional experiences throughout the home, at work, in the car and on the go. We believe our results to date reflect the combination of our customer focus and the strength of our intellectual property and our engineering know-how, which allow us to develop or engineer products that meet the demanding design specifications of our OEMs.

We recognize revenue when control of the promised goods or services is transferred to our customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Nearly all of our revenue, except an inconsequential amount, is recognized at a point in time, either on shipment or delivery of the product, depending on customer terms and conditions.

Revenue recognition from the licensing of our IP is dependent on the nature and terms of each agreement. We recognize revenue from the licensing of our IP upon delivery of the IP if there are no substantive future obligations to perform under the arrangement. Sales-based or usage-based royalties from the license of IP are recognized at the later of the period the sale or usage occurs, or the satisfaction of the performance obligation to which some or all of the sales-based or usage-based royalties have been allocated.

Many of our customers have manufacturing operations in China, and many of our OEM customers have established design centers in Asia. With our global presence, including offices in China, France, Germany, Hong Kong, India, Israel, Japan, Korea, Poland, Switzerland, Taiwan, the U.K., and the U.S., we are well positioned to provide local sales, operational, and engineering support services to our existing customers, as well as potential new customers, on a global basis.

Our manufacturing operations are based on a variable cost model in which we outsource all of our production requirements and generally drop ship our products directly to our customers from our contract manufacturers' facilities, eliminating the need for significant capital expenditures and allowing us to minimize our investment in inventories. This approach requires us to work closely with our contract manufacturers and semiconductor fabricators to ensure adequate production capacity to meet our forecasted volume requirements. We use third-party wafer manufacturers to supply wafers and third-party packaging manufacturers to package our proprietary ASICs. In certain cases, we rely on a single source, or a limited number of suppliers, to provide other key components of our products. Our cost of revenue includes all costs associated with the production of our products, including materials; logistics; amortization of intangibles related to acquired developed technology; backlog; supplier arrangements; manufacturing, assembly, royalties paid to third-party intellectual property providers and test costs paid to third-party manufacturers; and related overhead costs associated with our indirect manufacturing operations personnel. Additionally, we charge all warranty costs, losses on inventory purchase obligations, and the provision for excess and obsolete inventories to cost of revenue.

Our gross margin generally reflects the combination of the added value we bring to our OEM customers' products by meeting their custom design requirements and the impact of our ongoing cost-improvement programs. These cost-improvement programs include reducing materials and component costs and implementing design and process improvements. Our newly introduced products may have lower margins than our more mature products, which have realized greater benefits associated with our ongoing cost-improvement programs. As a result, new product introductions may initially negatively impact our gross margin.

Our research and development expenses include costs for supplies and materials related to product development, as well as the engineering costs incurred to design ASICs and human experience solutions for OEM customers prior to and after our OEMs' commitment to incorporate those solutions into their products. In addition, we expense in-process research and development projects acquired as part of an asset acquisition, which have not yet reached technological feasibility, and which have no foreseeable alternative future use. We continue to commit to the technological and design innovation required to maintain our position in our existing markets, and to adapt our existing technologies or develop new technologies for new markets.

Selling, general, and administrative expenses include expenses related to sales, marketing, and administrative personnel; internal sales and outside sales representatives' commissions; market and usability research; outside legal, accounting, and consulting costs; and other marketing and sales activities.

Acquired intangibles amortization, included in operating expenses, consists primarily of amortization of customer relationship and tradename intangible assets recognized under the purchase method for business combinations.

Intangible asset impairment charges during fiscal 2024 were $16.0 million. During fiscal 2024, we recorded an indefinite-lived intangible asset impairment charge of $16 million on our in-process research and development, or IPR&D, from our December 2021 acquisition of DSPG. See Note 7. Goodwill and Acquired Intangible Assets in the notes to the consolidated financial statements for additional information.

Restructuring costs primarily reflect severance costs related to the restructuring of our operations to reduce operating expenses and gain efficiencies from our recent acquisitions. See Note 16. Restructuring Activities in the notes to the consolidated financial statements for additional information.

Interest and other expense, net, primarily reflects interest expense on our Senior Notes (as defined herein), Term Loan Facility (as defined herein) and revolving line of credit as well as the amortization of debt issuance costs and discount on our debt, partially offset by interest income earned on our cash, cash equivalents and short-term investments.

Acquisitions

Broadcom

In February 2023, we completed the acquisition of certain GPS developed technology intangible assets from Broadcom for an aggregate consideration of $30.0 million, which was paid in cash in the previous fiscal year.

In July 2023, we entered into a transaction with Broadcom to extend the exclusivity period of certain developed technologies and to license certain technology assets for an aggregate consideration of $130.0 million, which was paid in cash in the first quarter of fiscal 2024.

Emza

On October 25, 2022, we acquired all of the outstanding shares of Emza for total purchase consideration of $15.8 million, which was paid in cash. The results of Emza are included in our consolidated financial statements for the periods from October 25, 2022.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, cost of revenue, inventories, product warranty, share-based compensation costs, provision for income taxes, deferred income tax asset, valuation allowances, uncertain tax positions, tax contingencies, goodwill, intangible assets, investments, and contingencies. We base our estimates on historical experience, applicable laws and regulations, and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The methods, estimates, interpretations, and judgments we use in applying our most critical accounting policies can have a significant impact on the results that we report in our consolidated financial statements. The SEC considers an entity's most critical accounting policies to be those policies that are both most important to the portrayal of the entity's financial condition and results of operations and those that require the entity's most difficult, subjective, or complex judgments, often as a result of the need to make assumptions and estimates about matters that are inherently uncertain. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Revenue Recognition
- Inventory Valuation
- Business Combinations
- Income Taxes
- Goodwill

Revenue Recognition

Our revenue is primarily generated from the sale of ASIC chips, either directly to a customer or to a distributor. Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. All of our revenue, except an inconsequential amount, is recognized at a point in time, either on shipment or delivery of the product, depending on customer terms and conditions. We generally warrant our products for a period of 12 months from the date of sale and estimate probable product warranty costs at the time we recognize revenue as the warranty is considered an assurance warranty and not a performance obligation. Non-product revenue is recognized over the same period of time such performance obligations are satisfied. We then select an appropriate method for measuring satisfaction of the performance obligations.

Revenue from sales to distributors is recognized upon shipment of the product to the distributors (sell-in basis). Master sales agreements are in place with certain customers, and these agreements typically contain terms and conditions with respect to payment, delivery, warranty, and supply. In the absence of a master sales agreement, we consider a customer's purchase order or our standard terms and conditions to be the contract with the customer.

Rights to our intellectual property, or IP, are either sold or licensed to customers. Revenue recognition from the licensing of our IP is dependent on the nature and terms of each agreement. We recognize revenue from the licensing of our IP upon delivery of the IP if there are no substantive future obligations to perform under the arrangement. Sales-based or usage-based royalties from the license of IP are recognized at the later of the period the sale or usage occurs, or the satisfaction of the performance obligation to which some or all of the sales-based or usage-based royalties have been allocated.

Our pricing terms are negotiated independently, on a stand-alone basis. In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration which we expect to receive for the sale of such products. In limited situations, we make sales to certain customers under arrangements where we grant stock rotation rights, price protection and price allowances; variable consideration associated with these rights is expected to be inconsequential. These adjustments and incentives are accounted for as variable consideration, classified as other current liabilities under the new revenue standard and are shown as customer obligations within Other Accrued Liabilities as disclosed in Note 1 Organization and Summary of Significant Accounting Policies in the notes to the consolidated financial statements. We estimate the amount of variable consideration for such arrangements based on the expected value to be provided to customers, and we do not believe that there will be significant changes to our estimates of variable consideration. When incentives, stock rotation rights, price protection, volume discounts, or price allowances are applicable, they are estimated and recorded in the period the related revenue is recognized. Stock rotation reserves are based on historical return rates applied to distributor inventory subject to stock rotation rights and recorded as a reduction to revenue with a corresponding reduction to cost of goods sold for the estimated cost of inventory that is expected to be returned and recorded as prepaid expenses and other current assets. In limited circumstances, we enter into volume-based tiered pricing arrangements and we estimate total unit volumes under such arrangement to determine the expected transaction price for the units expected to be transferred. Such arrangements are accounted for as contract liabilities within other accrued liabilities. Sales returns liabilities are recorded as refund liabilities within other accrued liabilities.

Our accounts receivable balance is from contracts with customers and represents our unconditional right to receive consideration from customers. Payments are generally due within three months of completion of the performance obligation and subsequent invoicing and, therefore, do not include significant financing components. To date, there have been no material impairment losses on accounts receivable.

We invoice customers and recognize all of our revenue, except an inconsequential amount, at a point in time, either on shipment or delivery of the product, depending on customer terms and conditions. We account for shipping and handling costs as fulfillment costs before the customer obtains control of the goods. We continue to account for collection of all taxes on a net basis.

We incur commission expense that is incremental to obtaining contracts with customers. Sales commissions (which are recorded in the selling, general and administrative expense line item in the consolidated statements of operations) are expensed when the product is shipped because such commissions are owed after shipment.

Inventory Valuation

We state our inventories at the lower of cost or net realizable value. We base our assessment of the ultimate realization of inventories on our projections of future demand and market conditions. Sudden declines in demand, rapid product improvements, or technological changes, or any combination of these factors can cause us to have excess or obsolete inventories. On an ongoing basis, we review for estimated excess, obsolete, or unmarketable inventories and write down our inventories to their net realizable value based on our forecasts of future demand and market conditions. If actual market conditions are less favorable than our forecasts, additional inventory write-downs may be required. The following factors influence our estimates: changes to or cancellations of customer orders, unexpected or sudden decline in demand, rapid product improvements, technological advances, and termination or changes by our OEM customers of any product offerings incorporating our product solutions.

Periodically, we purchase inventory from our contract manufacturers when a customer delays its delivery schedule or cancels its order. In those circumstances, we record a write-down, if necessary, to reduce the carrying value of the inventory purchased to its net realizable value. The effect of these write-downs is to establish a new cost basis in the related inventory, which we do not subsequently write up. We also record a liability and charge to cost of revenue for estimated losses on inventory we are obligated to purchase from our contract manufacturers when such losses become probable from customer delays, order cancellations, or other factors.

Business Combinations

We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially recorded at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, IPR&D is reclassified as an amortizable intangible asset and amortized over the asset's estimated useful life. Our valuation of acquired assets and assumed liabilities requires significant estimates, especially with respect to intangible assets. The valuation of intangible assets requires that we use valuation techniques such as the income approach that includes the use of a discounted cash flow model, which includes discounted cash flow scenarios and requires the following significant estimates: future expected revenue, expenses, capital expenditures and other costs, and discount rates. We estimate the fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Acquisition-related expenses and related restructuring costs are recognized separately from the business combination and are expensed as incurred.

Income Taxes

We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets.

We recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on the provisions of enacted tax law and the effects of future changes in tax laws or rates are not anticipated. Taxes payable on Global Intangible Low-Taxed Income, or GILTI, inclusions in the U.S. are recognized as a current period expense when incurred.

Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all positive and negative evidence available, including recent earnings history and taxable income in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. Using available evidence and judgment, we establish a valuation allowance for deferred tax assets when it is determined that it is more likely than not that they will not be realized. Valuation allowances have been provided primarily against state research and development credits and certain capital losses of foreign subsidiaries. A change in the assessment of the realizability of deferred tax assets may materially impact our tax provision in the period in which a change of assessment occurs.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, tax laws and regulations in various jurisdictions, tax incentives, the availability of tax credits and loss carryforwards, and the effectiveness of our tax planning strategies, which includes our estimates of the fair value of our intellectual property. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits. There can be no assurance that we will accurately predict the outcome of audits, and the amounts ultimately paid on resolution of audits could be materially different than the amounts previously included in our income tax expense and therefore, could have a material impact on our tax provision, results of operations, and cash flows. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

We are subject to income tax audits by the respective tax authorities in the jurisdictions in which we operate. We recognize the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely to be realized. Changes in recognition or measurement with respect to our uncertain tax positions are reflected in the period in which a change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of our tax liabilities involves the inherent uncertainty associated with complex tax laws. We believe we have adequately provided for in our financial statements additional taxes that we estimate to be required as a result of such examinations. While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Any unpaid tax liabilities, including the interest and penalties, are released pursuant to a final settlement with tax authorities, completion of audit or expiration of various statutes of limitation. The material jurisdictions in which we are subject to potential examination by tax authorities throughout the world include Japan, India, Hong Kong, United Kingdom, Israel and the United States.

The recognition and measurement of income taxes payable or refundable, and deferred tax assets and liabilities require that we make certain estimates and judgments. Changes to these estimates or judgments may have a material effect on our income tax provision in a future period.

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred over the identifiable assets acquired and liabilities assumed in connection with business combinations. Our goodwill is contained within three product categories: Core IoT, Enterprise and Automotive and Mobile.

We perform our goodwill impairment analysis in the fourth quarter of each year and, if certain events or circumstances indicate that an impairment loss may have been incurred, on a more frequent basis. The analysis may include both qualitative and quantitative factors to assess the likelihood of an impairment, which occurs when the carrying value of a reporting unit exceeds its fair value. Our qualitative assessment of the recoverability of goodwill, whether performed annually or based on specific events or circumstances, considers various macroeconomic, industry-specific and company-specific factors. These factors include: (i) adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below our net book value. After assessing the totality of events and circumstances, if we determine that it is not more likely than not that the fair value of any of our reporting units is less than its carrying amount, no further assessment is performed. If we determine that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, we calculate the fair value of that reporting unit and compare the fair value to its net book value.

We elected to perform the qualitative assessment of impairment for our reporting unit for the fiscal 2024 impairment test. Based on this impairment test, we concluded it was not more likely than not that the fair value of the reporting unit was less than its carrying amount.

Trends and Uncertainties

Current Economic Conditions

As a majority of our sales and manufacturing occurs outside of the United States, we are exposed to and impacted by global macroeconomic factors, U.S. and foreign government policies and foreign exchange fluctuations. There is uncertainty surrounding macroeconomic factors in the U.S., and globally, characterized by the supply chain environment, inflationary pressure, rising interest rates, and workforce reductions. We believe these macroeconomic conditions, including soft corporate spending on information technology hardware, coupled with the global political climate and unrest, including the ongoing Israel-Hamas war, continue to be the primary drivers for the overall reduction in orders from our customer base. We continue to believe a rebound in demand is likely to extend into late calendar 2024, and potentially beyond 2024. In addition, although we currently do not believe inflation in the costs of goods will have a material impact on our results of operations, it is possible that elevated inflation could increase our cost of goods sold and/or operating expenses and reduce our gross profit and net income. Further, interest rates remain elevated and have increased our borrowing costs on our variable rate Term Loan Facility and could potentially limit our borrowing capacity if a future acquisition opportunity requiring financing presents itself.

The Israel-Hamas War

Although our employees in our Israel office have the ability to work remotely and business continuity plans are in place to address any medium- or long-term disruptions that could result from the closure of this office, the office closure and general effects of employees operating in a region at war could have a negative impact on our operations. Further, a number of our employees in Israel are members of the military reserves who have been subject to activation in response to the war, and it is possible that these employees may be re-activated if the Israel-Hamas war continues. While we also have business continuity plans in place to address the safety of our employees and continue product development in the event of reduced employee availability in the region during the war, it could affect the timing of projects in the short-term as work is shifted to other team members where necessary. If these conditions continue or worsen, they could adversely impact our future financial and operating results.

Results of Operations

The following sets forth certain of our consolidated statements of operations data for fiscal 2024 and 2023 along with comparative information regarding the absolute and percentage changes in these amounts (in millions, except percentages):

		2024		2023		$ Change	% Change
Enterprise and Automotive product applications	$	570.0	$	853.7	$	(283.7)	(33.2%)
Core IoT product applications		177.6		309.9		(132.3)	(42.7%)
Mobile product applications		211.8		191.5		20.3	10.6 %
Net revenue		959.4		1,355.1		(395.7)	(29.2%)
Gross margin		439.8		715.9		(276.1)	(38.6%)
Operating expenses:							
Research and development		336.3		351.2		(14.9)	(4.2%)
Selling, general, and administrative		161.3		175.0		(13.7)	(7.8%)
Acquired intangibles amortization		17.3		35.4		(18.1)	(51.1%)
Intangible asset impairment charge		16.0		—		16.0	100.0 %
Restructuring costs		10.5		—		10.5	100.0 %
Operating (loss)/income		(101.6)		154.3		(255.9)	(165.8%)
Interest and other income		42.3		27.2		15.1	55.5 %
Interest expense		(65.3)		(55.5)		(9.8)	(17.7%)
(Loss)/income before provision for income taxes		(124.6)		126.0		(250.6)	(198.9%)
(Benefit)/provision for income taxes		(250.2)		52.4		(302.6)	(577.5%)
Net income	$	125.6	$	73.6	$	52.0	70.7 %

The following sets forth certain of our consolidated statements of operations data as a percentage of net revenues for fiscal 2024 and 2023:

	2024	2023	Percentage Point Increase/ (Decrease)
Enterprise and Automotive product applications	59.4 %	63.0 %	(3.6%)
Core IoT product applications	18.5 %	22.9 %	(4.4%)
Mobile product applications	22.1 %	14.1 %	8.0 %
Net revenue	100.0 %	100.0 %	0.0 %
Gross margin	45.8 %	52.8 %	(7.0%)
Operating expenses:			
Research and development	35.1 %	25.9 %	9.2 %
Selling, general, and administrative	16.8 %	12.9 %	3.9 %
Acquired intangibles amortization	1.8 %	2.6 %	(0.8%)
Intangible asset impairment charge	1.7 %	0.0 %	1.7 %
Restructuring costs	1.1 %	0.0 %	1.1 %
Operating (loss)/income	(10.7%)	11.4 %	(22.1%)
Interest and other income	4.4 %	2.0 %	2.4 %
Interest expense	(6.8%)	(4.1%)	(2.7%)
(Loss)/income before provision for income taxes	(13.1%)	9.3 %	(22.4%)
(Benefit)/provision for income taxes	(26.1%)	3.9 %	(30.0%)
Net income	13.0 %	5.4 %	7.6 %

Fiscal 2024 Compared with Fiscal 2023

Net Revenue.

Net revenue was $959.4 million for fiscal 2024 compared with $1,355.1 for fiscal 2023, a decrease of $395.7 million, or 29.2%. Of our fiscal 2024 net revenue, $177.6 million, or 18.5%, of net revenue was from Core IoT product applications market, $570.0 million, or 59.4%, of net revenue was from Enterprise and Automotive product applications, and $211.8 million, or 22.1%, of net revenue was from Mobile product applications market. The overall decrease in net revenue for fiscal 2024 was due to demand and inventory corrections in our market areas resulting in a decrease in revenues in most of our product applications. Net revenue from Core IoT product applications decreased $132.3 million, or 42.7%, net revenue from Enterprise and Automotive product applications decreased $283.7 million, or 33.2%, and net revenue from mobile product applications increased $20.3 million, or 10.6%. The decrease in net revenue from Core IoT product applications was primarily driven by a 40.1% decrease in the units sold as well as a 4.4% decrease in average selling prices. The decrease in net revenue from Enterprise and Automotive product applications was driven by a 22.2% decrease in the units sold as well as a decrease of 14.2% in average selling prices. The increase in mobile product applications was driven by a 57.5% increase in the units sold, partially offset by a 29.8% decrease in average selling prices.

The overall decrease in our revenues in fiscal 2024 compared to fiscal 2023 is the result of a broad reduction in demand in most of our product applications as many customers and channel partners continued to consume their accumulation of inventories, combined with customer requests to delay orders and downward pressure on product pricing.

Gross Margin.

Gross margin as a percentage of net revenue was 45.8%, or $439.8 million, for fiscal 2024 compared with 52.8%, or $715.9 million, for fiscal 2023. The 700 basis point decrease in gross margin was primarily due to an increase in the excess obsolescence reserve and product sales mix, partially offset by an increase in revenue from the licensing of certain of our IP.

Because we sell our technology solutions in designs that are generally unique or specific to an OEM customer's application, gross margin varies on a product-by-product basis, making our cumulative gross margin a blend of our product specific designs. As a fabless manufacturer, our gross margin percentage is generally not materially impacted by our shipment volume. Under most circumstances, revenue from license-based arrangements are accretive to our gross margin.

Operating Expenses.

Research and Development Expenses. Research and development expenses decreased $14.9 million, to $336.3 million, for fiscal 2024 compared with fiscal 2023. The decrease in research and development expenses primarily reflected a $12.4 million decrease in payroll related costs from restructuring actions initiated during fiscal 2024, a $6.6 million decrease in variable compensation partially offset by an increase in stock-based compensation charges of $7.9 million.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by $13.7 million, to $161.3 million, for fiscal 2024 compared with fiscal 2023. The decrease in selling, general, and administrative expenses primarily reflected a $12.2 million decrease in stock-based compensation charges primarily driven by the resignation of certain members of our executive team during fiscal 2024 and a $3.0 million decrease in variable compensation.

Acquired Intangibles Amortization. Acquired intangibles amortization reflects the amortization of intangibles acquired through recent acquisitions. See Note 7. Goodwill and Acquired Intangible Assets in the notes to the consolidated financial for additional information on acquired intangibles amortization.

Intangible asset impairment charge. Intangible asset impairment reflects the impairment of certain indefinite-lived intangible assets. See Note 7. Goodwill and Acquired Intangible Assets in the notes to the consolidated financial statements for additional information on intangible asset impairment charge.

Restructuring Costs. Restructuring costs primarily reflect employee severance costs and facilities consolidation costs related to the restructuring of operations, improve efficiencies in our operational activities and gain synergies from acquisitions. These headcount-related costs included personnel in operations, research and development, and selling, general and administrative functions. Restructuring costs incurred in fiscal 2024 were $10.5 million. There were no restructuring costs incurred during fiscal 2023. See Note 16. Restructuring Activities in the notes to the consolidated financial statements for additional information on restructuring costs.

Non-Operating Income.

Interest and Other Income. Interest and other income increased $15.1 million, to $42.3 million for fiscal 2024 compared with fiscal 2023. The increase is due to higher interest rates on our cash, cash equivalents and short-term investments during fiscal 2024 compared to the same period a year ago.

Interest Expense. Interest expense primarily includes interest on our debt and amortization of debt discount and issuance costs. Interest expense increased by $9.8 million to $65.3 million during fiscal 2024 as compared to $55.5 million during fiscal 2023. The increase in interest expense is primarily driven by the rise in interest rates on our $600 million incremental Term Loan Facility during fiscal 2024 compared to the same period a year ago.

(Benefit)/Provision for Income Taxes. The (benefit)/provision for income taxes of ($250.2) million and $52.4 million in fiscal 2024 and 2023, respectively, represented estimated federal, foreign, and state income taxes. The effective tax rate for fiscal 2024 diverged from the combined U.S. federal and state statutory tax rate primarily due to a one-time deferred tax benefit of $263.0 million arising from the domestication of certain foreign subsidiaries and the onshoring of certain intellectual property during the fourth quarter of fiscal 2024, partially offset by foreign income taxed at higher rates, the research and development capitalization rules increasing our global intangible low-taxed income, or GILTI, resulting from the U.S. Tax Cuts and Jobs Act of 2017, and non-deductible officer compensation. See Note 14. Income Taxes in the notes to the consolidated financial statements for additional information on our provision for income taxes.

Fiscal 2023 Compared with Fiscal 2022.

For discussion related to the results of operations and changes in financial condition for fiscal 2023 compared to fiscal 2022, please refer to "Part II, Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our fiscal 2023 Form 10-K, which was filed with the SEC on August 18, 2023.

Liquidity and Capital Resources

Our cash and cash equivalents were $876.9 million as of the end of fiscal 2024 compared with $924.7 million as of the end of fiscal 2023, a decrease of $47.8 million. The decrease primarily reflected cash flows provided by operating activities of $135.9 million, offset by $157.7 million of cash used in investing activities.

We consider almost all earnings of our foreign subsidiaries as not indefinitely reinvested overseas and have made appropriate provisions for income or withholding taxes, that may result from a future repatriation of those earnings. As of the end of fiscal 2024, $274.0 million of cash and cash equivalents was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we will be able to repatriate these funds without a material impact on our provision for income taxes.

Cash Flows from Operating Activities. Operating activities during fiscal 2024 generated $135.9 million compared with $331.5 million net cash generated in fiscal 2023. In fiscal 2024, net cash provided by operating activities was primarily attributable to net income of $125.6 million plus a $30.1 million net change in operating assets and liabilities, partially offset by net adjustments for non-cash items of $19.8 million. Non-cash items included a deferred tax benefit of $288.8 million, largely offset by non-cash charges, including acquired intangibles amortization of $81.6 million, share-based compensation costs of $118.8 million, depreciation and amortization of $27.6 million, intangible asset impairment of $16.0 million as well as other non-cash adjustments of $25.0 million. The net change in operating assets and liabilities was primarily attributable to a $22.4 million decrease in accounts receivable primarily related to the normal variations in the timing of collections and billings, a $6.5 million decrease in gross inventories as we continue our efforts to control inventory investment while turning over the inventories we accumulated during fiscal 2023 and a $38.9 million increase in accounts payable due to the timing of payments made to our vendors, partially offset by a $18.1 million decrease in accrued compensation primarily related to the payment of our annual bonus in the first quarter of fiscal 2024 and a true-up to the bonus accrual, which will be paid in the first quarter of fiscal 2025 and a $19.1 million decrease in income taxes payable. Our days sales outstanding was 52 days in fiscal 2024 as compared to 65 days in fiscal 2023. Our inventory turns increased to four times in fiscal 2024 from three times in fiscal 2023.

For fiscal 2023, the $331.5 million in net cash provided by operating activities was primarily attributable to net income of $73.6 million plus adjustments for non-cash charges, including acquired intangibles amortization of $130.4 million, share-based compensation costs of $122.0 million, depreciation and amortization of $27.4 million, partially offset by a deferred tax benefit of $25.9 million, and a net change in operating assets and liabilities of $23.4 million. The net change in operating assets and liabilities related primarily to a $161.3 million decrease in accounts receivable primarily related to a decrease in sales, a decrease of $24.6 million in inventories as we continued our efforts to control inventory spend while turning over the inventories we accumulated during the first half of fiscal 2023, a decrease of $95.6 million in accounts payable due to timing of payments and a decrease of $45.4 in accrued compensation primarily related to decreases in our annual bonus accrual. Our days sales outstanding was 65 days in fiscal 2023 as compared to 61 days in fiscal 2022. Our inventory turns decreased to three times in fiscal 2023 from four times in fiscal 2022.

Cash Flows from Investing Activities. Net cash used in investing activities for fiscal 2024 was $157.7 million compared with cash used in investing activities of $6.0 million during fiscal 2023. Net cash used in investing activities for fiscal 2024 primarily consisted of $130.0 million paid to Broadcom as a prepayment to acquire developed technologies and to extend the exclusivity for certain products for an additional three-year period, $16.6 million to purchase short-term investments and $33.8 million for purchases of property and equipment, partially offset by $26.5 million in proceeds from the maturities of our short-term investments.

Net cash used in investing activities for fiscal 2023 was $6.0 million and consisted primarily of $15.5 million used for the acquisition of businesses, net of cash and cash equivalents acquired, and $34.2 million used for the purchases of property and equipment; partially offset by $43.6 in proceeds from maturities and sales of our short-term investments.

Cash Flows from Financing Activities. Net cash used in financing activities for fiscal 2024 was $25.1 million compared with $221.3 used in financing activities for fiscal 2023. Net cash used by financing activities for fiscal 2024 consisted of $36.9 million used for payroll taxes on the delivery of the underlying shares for share-based awards and $7.5 million in debt repayments, partially offset by $15.9 million proceeds from the issuance of shares primarily under the employee stock purchase plan.

Net cash used in financing activities for fiscal 2023 was $221.3 million and was primarily attributable to $183.5 million in repurchases of our common stock, $6.0 in debt repayments and $54.5 million used for payroll taxes for the underlying shares for share-based awards, partially offset by $17.6 million in proceeds from the issuance of shares primarily under the employee stock purchase plan.

For discussion related to the statement of cash flows for fiscal 2022, please refer to "Part II, Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations" in our fiscal 2022 Form 10-K, which was filed with the SEC on August 22, 2022.

Common Stock Repurchase Program. As of the end of fiscal 2024, our Board of Directors had cumulatively authorized the purchase of up to an aggregate of $2.3 billion of our common stock pursuant to our common stock repurchase program through July 2025. The program authorizes us to purchase our common stock in the open market or in privately negotiated transactions, depending upon market conditions and other factors. The number of shares purchased, and the timing of purchases is based on the level of our cash balances, general business and market conditions, and other factors, including alternative investment opportunities. Common stock purchased under this program is held as treasury stock. From April 2005 through the end of fiscal 2024, we purchased, net of issuances for settlement of our convertible notes, 30,116,439 shares of our common stock in the open market for an aggregate cost of $878.0 million. As of the end of fiscal 2024, the remaining available authorization under our common stock repurchase program was $893.9 million.

Senior Notes. On March 11, 2021, we completed an offering of $400.0 million aggregate principal amount of 4.0% senior notes due 2029, or the Senior Notes, in a private offering. The Senior Notes were issued pursuant to an Indenture, dated as of March 11, 2021, or the Indenture, by and among our company, the guarantors named therein and Wells Fargo Bank, National Association, as trustee. The Senior Notes requires bi-annual interest only payments in June and December of each year. In fiscal 2024, we paid interest expense of $16.0 million on the Senior Notes.

Bank Credit Facility. On March 16, 2023, we entered into the Second Amendment, and on July 28, 2023, we entered into the Third Amendment to our Credit Agreement, dated March 11, 2021. The Second Amendment replaces the LIBOR-based interest rate applicable to borrowings under the Credit Agreement with SOFR-based interest rate. The Third Amendment provides that the consolidated interest coverage ratio financial covenant only applies if, as of the last day of any fiscal quarter, our aggregate cash and cash equivalents balance is less than $450 million. The Credit Agreement provides for a revolving credit facility in a principal amount of up to $250 million, which includes a $20 million sublimit for letters of credit and a $25 million sublimit for swingline loans. Under the terms of the Credit Agreement, we may, subject to the satisfaction of certain conditions, request increases in the revolving credit facility commitments in an aggregate principal amount of up to $150 million to the extent existing or new lenders agree to provide such increased or additional commitments, as applicable. Future proceeds under the revolving credit facility are available for working capital and general corporate purposes. As of June 2024, there was no balance outstanding under the revolving credit facility.

Term Loan Facility. In December 2021, we entered into that certain First Amendment and Lender Joinder Agreement to the Credit Agreement, to, among other things, establish a new $600.0 million incremental term loan facility, or the Term Loan Facility. The Term Loan Facility was advanced under the Credit Agreement to finance our DSPG acquisition. The Term Loan Facility matures on December 2, 2028. Principal on the Term Loan Facility is payable in equal quarterly installments on the last day of each March, June, September and December of each year, beginning December 31, 2021, at a rate of 1.00% per annum, plus an applicable margin. For the year-ended June 2024, we repaid $7.5 million of the principal outstanding on the Term Loan Facility.

See Note 8. Debt in the notes to the consolidated financial statements for additional information on our outstanding debt obligations.

$100 Million Shelf Registration. We have registered an aggregate of $100.0 million of common stock and preferred stock for issuance in connection with acquisitions, which shares generally will be freely tradeable after their issuance under Rule 145 of the Securities Act unless held by an affiliate of the acquired company, in which case such shares will be subject to the volume and manner of sale restrictions of Rule 144 of the Securities Act.

Working Capital Needs. We believe our existing cash and cash equivalents, anticipated cash flows from operating activities, anticipated cash flows from financing activities, and available credit under our revolving credit facility, will be sufficient to meet our working capital and other cash requirements, including small tuck-in acquisitions, and our debt service obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue, the timing and extent of spending to support product development efforts, costs associated with restructuring activities net of projected savings from those activities, costs related to protecting our intellectual property, the expansion of sales and marketing activities, timing of introduction of new products and enhancements to existing products, costs to ensure access to adequate manufacturing, costs of maintaining sufficient space for our workforce, the continuing market acceptance of our product solutions, our common stock repurchase program, and the amount and timing of our investments in, or acquisitions of, other technologies or companies. Further equity or debt financing may not be available to us on acceptable terms. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our future long-term working capital needs, take advantage of business opportunities or to respond to competitive pressures could be limited or severely constrained.

The undistributed earnings of our foreign subsidiaries are not currently required to meet our United States working capital and other cash requirements, but should we repatriate a portion of these earnings, we may be required to pay certain previously accrued state and foreign taxes, which would impact our cash flows.

Contractual Obligations and Commercial Commitments. The following table sets forth a summary of our material contractual obligations and commercial commitments as of the end of fiscal 2024 (in millions):

| | | | Payments due by period | | |
| | | Less than | 1-3 | 3-5 | |
Contractual Obligations	Total	1 year	Years	Years	Thereafter
Long-term debt [1]	$ 1,261.7	$ 67.6	$ 133.9	$ 1,060.2	$ —
Leases	58.3	13.3	18.4	11.6	15.0
Purchase obligations and other commitments [2]	110.1	75.8	34.3	—	—
Total	$ 1,430.1	$ 156.7	$ 186.6	$ 1,071.8	$ 15.0

(1) Represents the principal and interest payable through the maturity date of the underlying contractual obligation.
(2) Purchase obligations and other commitments include payments due for inventory purchase obligations with contract manufacturers, long-term software tool licenses, and other licenses.

The amounts in the table above exclude gross unrecognized tax benefits related to uncertain tax positions of $46.5 million. As of the end of fiscal 2024, we were unable to make a reasonably reliable estimate of when cash settlement with a taxing authority may occur in connection with our gross unrecognized tax benefit.

We do not have any transactions, arrangements, or other relationships with unconsolidated entities that are reasonably likely to materially affect our financial condition, revenues or expenses, results of operations, liquidity, or capital resources. We have no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity, or market or credit risk support; engage in leasing, hedging, or research and development services; or have other relationships that expose us to liability that is not reflected in our financial statements.

Recent Accounting Pronouncements

Please see Note 1. Organization and Summary of Significant Accounting Policies - Accounting Pronouncements Issued But Not Yet Adopted, in our notes to the consolidated financial statements set forth in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include:

Foreign Currency Exchange Risk

Our total net revenue for fiscal 2024 and 2023 was denominated in U.S. dollars. Costs denominated in foreign currencies were approximately 17% and 13% of our total costs in fiscal 2024 and 2023, respectively.

We face the risk that our accounts payable and acquisition-related liabilities denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the U.S. dollar. Approximately 5% and 12% of our accounts payable were denominated in foreign currencies in June 2024 and June 2023, respectively.

To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within revenue, cost, and operating expenses, we performed a sensitivity analysis to determine the impact that an adverse change in exchange rates would have on our financial statements. A hypothetical weighted-average change of 10% in currency exchange rates would have changed our operating income before taxes by approximately $18.1 million and our net income by approximately $22.1 million for fiscal 2024, assuming no offsetting hedge positions. However, this quantitative measure has inherent limitations. The sensitivity analysis disregards the possibility that U.S. dollar and other exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency.

Interest Rate Risk on Cash, Cash Equivalents

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and short-term investments. We do not use our investment portfolio for trading or other speculative purposes. There have been no significant changes in the maturity dates and average interest rates for our cash equivalents subsequent to fiscal 2024.

Interest Rate Risk on Debt

With our outstanding debt, we are exposed to various forms of market risk, including the potential losses arising from adverse changes in interest rates on our outstanding Term Loan. See Note 8. Debt for further information. A hypothetical increase in the interest rate by 1% would result in an increase in annual interest expense by approximately $5.8 million.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the financial statements, the notes thereto commencing at page F-1 of this report, and the report of our independent registered public accounting firm, which financial statements, report, and notes are incorporated herein by reference. Reference is also made to the quarterly results of operations included elsewhere in this report, which are incorporated herein by reference.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Conclusions Regarding Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, as of June 29, 2024, concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for our company. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in the *Internal Control— Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework).

Based on our evaluation under the COSO 2013 framework, our management concluded that our internal control over financial reporting was effective, at the reasonable assurance level, as of June 29, 2024. The effectiveness of our internal control over financial reporting, as of June 29, 2024, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included herein on page F-2.

Changes in Internal Control Over Financial Reporting

There have been no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year ended June 29, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors, and instances of fraud, if any, within our company have been or will be prevented or detected. Further, internal controls may become inadequate as a result of changes in conditions, or through the deterioration of the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

There were no items requiring reporting on Form 8-K that were not reported on Form 8-K during the fourth quarter of the year covered by this Form 10-K.

During the fiscal quarter ended June 29, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f), of the Securities Exchange Act of 1934) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item relating to directors of our company and corporate governance is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1. Business – Information about our Executive Officers.

We have adopted a code of ethics that applies to our chief executive officer, chief financial officer, principal accounting officer, and other senior accounting personnel. The "Code of Ethics for the CEO and Senior Financial Officers" is located on our website at www.synaptics.com in the Investor Relations section under Corporate Governance.

We intend to satisfy the disclosure requirement under Item 5.05(c) of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Executive Compensation") to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the captions "Security Ownership of Principal Stockholders, Directors, and Officers" and "Executive Compensation—Stock-Based Compensation Plan Information") to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Certain Relationships and Related Transactions") to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement (particularly under the caption "Ratification of Appointment of Independent Auditor") to be filed pursuant to Regulation 14A of the Exchange Act for our 2024 Annual Meeting of Stockholders.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) **Financial Statements and Financial Statement Schedules**

    (1)   Financial Statements are listed in the Index to Financial Statements on page F-1 of this report.

(b) **Exhibits**

Exhibit Number	Exhibit	Incorporated by Reference	
		To	Date Filed
3.1	Amended and Restated Certificate of Incorporation	Quarterly Report on Form 8-K	October 26, 2023
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock	Registration Statement on Form 8-A	August 16, 2002
3.3	Third Amended and Restated Bylaws (amended and restated as of July 27, 2010)	Current Report on Form 8-K	August 2, 2010
4.1	Form of Common Stock Certificate	Annual Report on Form 10-K	September 12, 2002
4.2	Description of Registrant's Securities	Annual Report on Form 10-K	August 23, 2019
4.3	Indenture, dated as of March 11, 2021, by and among the Company, the guarantors named therein and Wells Fargo Bank, National Association, as trustee	Current Report on Form 8-K	March 11, 2021
4.6	Form of 4.000% Senior Notes due 2029 (included in Exhibit 4.3).		
10.1(a)	Second Amended and Restated Credit Agreement, dated March 11, 2021, by and among Synaptics Incorporated, as borrower, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender, Wells Fargo Securities, LLC, as joint lead arranger and joint bookrunner, MUFG Union Bank, N.A. and BMO Capital Markets Corp., as joint lead arrangers, joint bookrunners and co-syndication agents	Current Report on Form 8-K	March 11, 2021
10.1(b)	First Amendment and Lender Joinder Agreement, dated as of December 2, 2021, by and among Synaptics Incorporated, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	Current Report on Form 8-K	December 2, 2021
10.1(c)	Second Amendment, dated as of March 16, 2023, by and among Synaptics Incorporated, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	Current Report on Form 8-K	March 17, 2023
10.1(d)	Third Amendment, dated as of July 28, 2023, by and among Synaptics Incorporated, the Revolving Credit Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	Current Report on Form 8-K	August 3, 2023
10.2(a)*	Synaptics Incorporated 2019 Inducement Equity Plan	Registration Statement on Form S-8	August 16, 2019

10.2(b)*	Form of Restricted Stock Unit Inducement Award Agreement for 2019 Inducement Equity Plan	Registration Statement on Form S-8	August 16, 2019
10.2(c)*	Form of Market Stock Unit Inducement Award Agreement for 2019 Inducement Equity Plan	Registration Statement on Form S-8	August 16, 2019
10.2(d)*	Form of Performance Stock Unit Inducement Award Agreement for 2019 Inducement Equity Plan	Registration Statement on Form S-8	August 16, 2019
10.3(a)*	2019 Equity and Incentive Compensation Plan	Registration Statement on Form S-8	November 1, 2019
10.3(b)*	Amended and Restated 2019 Equity and Incentive Compensation Plan	Current Report on Form 8-K	October 29, 2020
10.3(c)*	Amended and Restated 2019 Equity and Incentive Compensation Plan	Current Report on Form 8-K	October 28, 2021
10.3(d)*	Amended and Restated 2019 Equity Incentive Compensation Plan	Current Report on Form 8-K	October 27, 2022
10.3(e)*	Amended and Restated 2019 Equity Inventive Compensation Plan	Current Report on Form 8-K	October 26, 2023
10.3(f)*	Form of Restricted Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan (for awards granted before July 27, 2021)	Registration Statement on Form S-8	November 1, 2019
10.3(g)*	Form of Performance Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan (for awards granted before July 27, 2021)	Registration Statement on Form S-8	November 1, 2019
10.3(h)*	Form of Restricted Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan (for awards granted after July 27, 2021)	Annual Report on Form 10-K	August 23, 2021
10.3(i)*	Form of Performance Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan (for awards granted after July 27, 2021)	Annual Report on Form 10-K	August 23, 2021
10.3(j)*	Form of Market Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan	Quarterly Report on Form 10-Q	November 5, 2020
10.3(k)*	Form of Performance Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan	Quarterly Report on Form 10-Q	November 5, 2020
10.3(l)*	Form of Market Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan	Annual Report on Form 10-K	August 22, 2022
10.3(m)*	Form of Market Stock Unit Award Agreement under the 2019 Equity and Incentive Compensation Plan	Filed herewith	
10.4*	2019 Employee Stock Purchase Plan	Registration Statement on Form S-8	November 1, 2019

10.5*	Change of Control Severance Policy for Principal Executive Officers	Annual Report on Form 10-K	August 23, 2019
10.6*	Severance Policy for Principal Executive Officers	Annual Report on Form 10-K	August 23, 2019
10.7*	Form of Director and Officer Indemnification Agreement	Current Report on Form 8-K	May 17, 2016
10.8*	Written Description of the Synaptics Incorporated Retention Program Adopted May 6, 2019	Annual Report on Form 10-K	August 23, 2019
10.9*	Employment Offer Letter, dated August 1, 2019 between the registrant and Michael Hurlston	Quarterly report on Form 10-Q	November 17, 2019
10.10*	Employment Offer Letter, dated May 10, 2024, between the registrant and Ken Rizvi	Filed herewith	
10.11*	Employment Offer Letter, dated December 22, 2023 between the registrant and Lisa Bodensteiner	Quarterly Report on Form 10-Q	February 8, 2024
10.12*	Employment Offer Letter, dated December 16, 2022, between the registrant and Vikram Gupta	Quarterly Report on Form 10-Q	February 8, 2024
10.13*	Employment offer letter dated October 24, 2019, between the registrant and Satish Ganesan	Filed herewith	
19	Synaptics Incorporated Insider Trading Policy	Filed herewith	
21	List of Subsidiaries	Filed herewith	
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith	
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a)	Filed herewith	
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)	Filed herewith	
32.1#	Section 1350 Certification of Chief Executive Officer	Furnished herewith	
32.2#	Section 1350 Certification of Chief Financial Officer	Furnished herewith	
97	Synaptics Compensation Recovery Policy, adopted as of October 23, 2023	Filed herewith	
101.INS Inline	XBRL Instance Document	Filed herewith	
101.SCH Inline	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	Filed herewith	
104	Cover Page Interactive Data File – The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	Filed herewith	

* Indicates a contract with management or compensatory plan or arrangement.

\#   This certification is being furnished solely pursuant to 18 U.S.C. § 1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act or incorporated by reference in any registration statement of the Company filed under the Securities Act.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNAPTICS INCORPORATED

Date: August 23, 2024

By: /s/ Michael E. Hurlston
Michael E. Hurlston
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael E. Hurlston Michael E. Hurlston	President and Chief Executive Officer, and Director (Principal Executive Officer)	August 23, 2024
/s/ Ken Rizvi Ken Rizvi	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 23, 2024
/s/ Esther Song Esther Song	Vice President and Corporate Controller (Principal Accounting Officer)	August 23, 2024
/s/ Nelson C. Chan Nelson C. Chan	Chair of the Board	August 23, 2024
/s/ Jeffrey D. Buchanan Jeffrey D. Buchanan	Director	August 23, 2024
/s/ Keith B. Geeslin Keith B. Geeslin	Director	August 23, 2024
/s/ Susan Hardman Susan Hardman	Director	August 23, 2024
/s/ Patricia Kummrow Patricia Kummrow	Director	August 23, 2024
/s/ Vivie Lee Vivie Lee	Director	August 23, 2024
/s/ James L. Whims James L. Whims	Director	August 23, 2024

INDEX TO FINANCIAL STATEMENTS

SYNAPTICS INCORPORATED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Synaptics Incorporated:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Synaptics Incorporated and subsidiaries (the Company) as of June 29, 2024 and June 24, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the fiscal years in the three fiscal year period ended June 29, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 29, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 29, 2024 and June 24, 2023, and the results of its operations and its cash flows for each of the fiscal years in the three fiscal year period ended June 29, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)*issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Valuation of inventories

As discussed in Note 1 to the consolidated financial statements, the Company held $114.0 million of inventories as of June 29, 2024 which are stated at the lower of cost or net realizable value. The Company records a write-down for excess, obsolete or unmarketable inventories based on forecasts of future demand and market conditions.

We identified the valuation of inventories associated with excess, obsolete or unmarketable inventories as a critical audit matter. A higher degree of auditor judgment was required to evaluate the Company's estimate of net realizable value for these inventories. Specifically, there is a high degree of subjectivity in evaluating the effect of any unexpected or sudden declines in market demand which may result from changes to or cancellations of customer orders, rapid product improvements or technological advances, due to the nature of the evidence available related to these factors.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to develop the estimated net realizable value of inventory. For a selection of inventory items, we assessed the Company's assumptions by comparing them to historical activity and demand forecasts. As part of the procedure, we considered customer communications, as well as end user and third-party publications. For a sample of inventory items, we recalculated the required write-downs and compared this to the recorded amounts.

Evaluation of accounting for income tax domestication

As described in Notes 1 and 14 to the consolidated financial statements, the Company revised their corporate entity structure via an intra-group transfer that included the domestication of certain foreign subsidiaries and the onshoring of certain intellectual property. As a result of the domestication, a deferred tax benefit of $263.0 million was recognized primarily driven by remeasuring certain deferred tax assets, net of deferred tax liabilities based on the U.S. tax rate in the fourth quarter of fiscal 2024.

We identified the evaluation of accounting for the income tax domestication of certain foreign subsidiaries and the onshoring of certain intellectual property as a critical audit matter. Evaluating the Company's application of current tax regulations in various foreign jurisdictions and the impact of those regulations on foreign, U.S. federal, state and local income tax provisions required complex auditor judgment and the use of tax professionals with specialized skills and knowledge. Additionally, the evaluation of the realizability of domesticated deferred tax assets required auditor judgment based on the nature of audit evidence available. We performed a sensitivity analysis to assess the impact of changes in key assumptions used to estimate the projected future taxable income.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process, including controls related to management's application of tax laws and regulations to the domestication and evaluation of the realizability of related deferred tax assets. We evaluated the positive and negative evidence used in assessing whether the deferred tax assets were more likely than not to be realized in the future. This included evaluating the Company's current and cumulative taxable income and analyzing the Company's estimates of future taxable income by comparing forecasted revenue to the financial budgets approved by the board of directors, historical performance, and external expectations for industry performance. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Company's interpretation and application of tax laws and regulations related to the domestication by reviewing third party opinions and other relevant evidence used by management to support its position.

/s/ KPMG LLP

We have served as the Company's auditor since 2003.

Santa Clara, California
August 23, 2024

SYNAPTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except par value and share amounts)

	June 2024		June 2023	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	876.9	$	924.7
Short-term investments		—		9.6
Accounts receivable, net		142.4		163.9
Inventories, net		114.0		137.2
Prepaid expenses and other current assets		29.0		36.6
Total current assets		1,162.3		1,272.0
Property and equipment, net		75.5		66.4
Goodwill		816.4		816.4
Acquired intangibles, net		288.4		298.5
Right-of-use assets		46.8		49.0
Deferred tax assets		345.6		68.0
Non-current other assets		90.0		41.1
Total assets	$	2,825.0	$	2,611.4
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	87.5	$	45.8
Accrued compensation		27.4		45.9
Income taxes payable		42.2		54.0
Operating lease liabilities		11.5		9.0
Other accrued liabilities		102.6		99.4
Current portion of long-term debt		6.0		6.0
Total current liabilities		277.2		260.1
Long-term debt		966.9		972.0
Operating lease liabilities, non-current		37.9		42.4
Other long-term liabilities		76.2		93.5
Total liabilities		1,358.2		1,368.0
Stockholders' Equity:				
Preferred stock:				
$0.001 par value; 10,000,000 shares authorized; no shares issued and outstanding		—		—
Common stock:				
$0.001 par value; 120,000,000 shares authorized, 69,683,991 and 68,687,511 shares issued, 39,567,552 and 38,571,072 shares outstanding, at June 2024 and June 2023, respectively		0.1		0.1
Additional paid-in capital		1,107.0		1,009.2
Treasury stock: 30,116,439 common shares at June 2024 and June 2023, at cost		(878.0)		(878.0)
Retained earnings		1,237.7		1,112.1
Total stockholders' equity		1,466.8		1,243.4
	$	2,825.0	$	2,611.4

See accompanying notes to consolidated financial statements.

SYNAPTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Fiscal Year		
	2024	**2023**	**2022**
Net revenue	$ 959.4	$ 1,355.1	$ 1,739.7
Cost of revenue	519.6	639.2	796.6
Gross margin	439.8	715.9	943.1
Operating expenses:			
Research and development	336.3	351.2	367.3
Selling, general, and administrative	161.3	175.0	168.4
Acquired intangibles amortization	17.3	35.4	38.7
Intangible asset impairment charge	16.0	—	—
Restructuring costs	10.5	—	18.3
Total operating expenses	541.4	561.6	592.7
Operating (loss)/income	(101.6)	154.3	350.4
Interest and other income	42.3	27.2	3.0
Interest expense	(65.3)	(55.5)	(30.2)
Loss on redemption of convertible notes	—	—	(8.1)
Gain from sale and leaseback transaction	—	—	5.4
(Loss)/income before provision for income taxes	(124.6)	126.0	320.5
(Benefit)/provision for income taxes	(250.2)	52.4	64.6
Equity investment gain	—	—	1.6
Net income	$ 125.6	$ 73.6	$ 257.5
Net income per share:			
Basic	$ 3.20	$ 1.86	$ 6.60
Diluted	$ 3.16	$ 1.83	$ 6.33
Shares used in computing net income:			
Basic	39.2	39.6	39.0
Diluted	39.7	40.2	40.7

See accompanying notes to consolidated financial statements.

SYNAPTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Fiscal Year		
	2024	**2023**	**2022**
Net income	$ 125.6	$ 73.6	$ 257.5
Other comprehensive income, net of tax			
Unrealized gain/(loss) on available-for-sale-securities	0.2	0.6	(1.8)
Reclassification adjustments for losses included in net income	(0.2)	1.2	—
Other comprehensive income/(loss)	—	1.8	(1.8)
Comprehensive income	$ 125.6	$ 75.4	$ 255.7

See accompanying notes to consolidated financial statements.

SYNAPTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions, except share amounts)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount					
Balance at June 2021	66,963,006	$ 0.1	$ 1,391.5	$ (1,205.4)	$ —	$ 781.0	$ 967.2
Net income	—	—	—	—	—	257.5	257.5
Other comprehensive loss	—	—	—	—	(1.8)	—	(1.8)
Issuance of common stock for share-based award compensation plans	782,794	—	15.2	—	—	—	15.2
Payroll taxes related to net share settlement of share-based awards	—	—	(67.3)	—	—	—	(67.3)
Treasury stock issued for redemption of convertible notes	—	—	(517.8)	510.9	—	—	(6.9)
Share-based compensation attributable to acquisition	—	—	1.7	—	—	—	1.7
Share-based compensation	—	—	100.8	—	—	—	100.8
Balance at June 2022	67,745,800	0.1	924.1	(694.5)	(1.8)	1,038.5	1,266.4
Net income	—	—	—	—	—	73.6	73.6
Other comprehensive income	—	—	—	—	1.8	—	1.8
Issuance of common stock for share-based award compensation plans	941,711	—	17.6	—	—	—	17.6
Payroll taxes related to net share settlement of share-based awards	—	—	(54.5)	—	—	—	(54.5)
Common stock repurchased	—	—	—	(183.5)	—	—	(183.5)
Share-based compensation	—	—	122.0	—	—	—	122.0
Balance at June 2023	68,687,511	0.1	1,009.2	(878.0)	—	1,112.1	1,243.4
Net income	—	—	—	—	—	125.6	125.6
Issuance of common stock for share-based award compensation plans	996,480	—	15.9	—	—	—	15.9
Payroll taxes related to net share settlement of share-based awards	—	—	(36.9)	—	—	—	(36.9)
Share-based compensation	—	—	118.8	—	—	—	118.8
Balance at June 2024	69,683,991	$ 0.1	$ 1,107.0	$ (878.0)	$ —	$ 1,237.7	$ 1,466.8

See accompanying notes to consolidated financial statements.

SYNAPTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Fiscal Year		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income	$ 125.6	$ 73.6	$ 257.5
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation costs	118.8	122.0	100.8
Depreciation and amortization	27.6	27.4	24.0
Acquired intangibles amortization	81.6	130.4	123.5
Deferred taxes	(288.8)	(25.9)	(29.7)
Intangible asset impairment charge	16.0	—	—
Other	25.0	27.4	5.5
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	22.4	161.3	(81.1)
Inventories, net	6.5	24.6	(54.2)
Prepaid expenses and other current assets	7.2	(6.1)	6.9
Other assets	(21.5)	9.4	15.0
Accounts payable	38.9	(95.6)	23.2
Accrued compensation	(18.1)	(45.4)	5.3
Income taxes payable	(19.1)	(15.6)	48.6
Other accrued liabilities	13.8	(56.0)	17.4
Net cash provided by operating activities	135.9	331.5	462.7
Cash flows from investing activities			
Proceeds from sale of assets	—	—	55.9
Acquisition of business, net of cash and cash equivalents acquired	—	(15.5)	(501.1)
Advance payment on intangible assets	(120.3)	—	(30.0)
Proceeds from maturity of investments	26.5	21.4	—
Proceeds from sale of investments	—	22.2	24.4
Purchases of short-term investments	(16.6)	—	(5.8)
Purchases of property and equipment	(33.8)	(34.2)	(31.1)
Purchase of intangible assets	(13.5)	—	—
Proceeds from sale of equity method investment	—	—	5.0
Other	—	0.1	—
Net cash used in investing activities	(157.7)	(6.0)	(482.7)
Cash flows from financing activities			
Proceeds from issuance of debt	—	—	600.0
Payment of debt issuance costs	—	—	(11.2)
Proceeds from issuance of shares	15.9	17.6	15.2
Payroll taxes related to net share settlement of share-based awards	(36.9)	(54.5)	(67.3)
Repurchases of common stock	—	(183.5)	—
Repayment of debt	(7.5)	(6.0)	(3.0)
Payment for redemption of convertible notes	—	—	(505.6)
Refundable deposit paid to vendor	—	—	(16.6)
Other	3.4	5.1	2.8
Net cash (used in)/provided by financing activities	(25.1)	(221.3)	14.3
Effect of exchange rate changes on cash and cash equivalents	(0.9)	(3.5)	(6.6)
Net (decrease)/increase in cash and cash equivalents	(47.8)	100.7	(12.3)
Cash and cash equivalents, beginning of period	924.7	824.0	836.3
Cash and cash equivalents, end of period	$ 876.9	$ 924.7	$ 824.0
Supplemental disclosures of cash flow information			
Cash paid for taxes, net of refunds	$ 55.2	$ 91.4	$ 38.3
Cash paid for interest	$ 63.4	$ 51.9	$ 25.0
Supplemental disclosures of non-cash transactions			
Purchases of property and equipment in current liabilities	$ 4.3	$ 2.2	$ 3.6
Receipt of intangible assets from advance payments	$ 74.0	$ 30.0	$ —

See accompanying notes to consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

We are a leading worldwide developer and fabless supplier of premium mixed signal semiconductor solutions that enable people to engage with connected devices and data, engineering exceptional experiences throughout the home, at work, in the car and on the go. We provide our customers with sensing, processing, and connecting solutions, which represent the three foundational elements of the Internet of Things, or IoT. We supply connectivity, sensors, and AI-enhanced processor solutions to original equipment manufacturers, or OEMs, that design IoT products and devices for automobiles, enterprise workspace devices, virtual reality, smartphones, tablets, and notebook computers.

Basis of Presentation and Principles of Consolidation

Our fiscal year is the 52- or 53-week period ending on the last Saturday in June. Our fiscal 2024 is a 53-week period ending June 29, 2024, and our fiscal 2023 and 2022 were 52-week periods ending on June 24, 2023 and June 25, 2022, respectively. For simplicity, the accompanying consolidated financial statements have been shown as ending on calendar quarter end dates as of and for all periods presented, unless otherwise indicated.

The consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and include our financial statements and those of our wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Certain reclassifications have been made to the amounts for prior years in order to conform to the current year's presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue, allowance for doubtful accounts, cost of revenue, inventories, loss on purchase commitments, product warranty, accrued liabilities, share-based compensation costs, provision for income taxes, deferred income tax asset, valuation allowances, uncertain tax positions, goodwill, intangible assets, investments, and loss contingencies. We base our estimates on historical experience, applicable laws and regulations, and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash Equivalents and Investments

Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase. Our cash equivalents as of the end of fiscal 2024 and 2023 consisted of bank deposits and money market funds with a fair value of $876.9 million and $924.7 million, respectively.

Short-Term Investments

We classify our investments in debt securities as available-for-sale and record these investments at fair value. Investments with an original maturity of three months or less at the date of purchase are considered cash equivalents, while all other investments are classified as short-term based on management's intent and ability to use the funds in current operations. Unrealized gains and losses are reported as a component of other comprehensive income (loss). Realized gains and losses are determined based on the specific identification method, and are reflected as interest and other expense, net, in our Consolidated Statements of Operations.

We regularly review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Some of the factors we consider include, but are not limited to, the following: the length of time and extent a security's fair value has been below its cost, the financial condition and near-term prospects of the investee, the credit quality of the security's issuer, likelihood of recovery and our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in value. For our debt instruments, we also evaluate whether we have the intent to sell the security or it is more likely than not that we will be required to sell the security before recovery of its cost basis.

Fair Value Measurements

We apply fair value accounting for all financial assets and liabilities that are required to be recognized or disclosed at fair value in the Consolidated Financial Statements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which we would transact, and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk. The carrying amounts reported in the consolidated financial statements approximate the fair value for cash, accounts receivable, accounts payable and accrued liabilities due to their short-term nature.

Intangible assets, property and equipment, and goodwill are measured at fair value on a non-recurring basis if impairment is indicated. The interest rate on our term loan is variable, which is subject to change from time-to-time to reflect a market interest rate. See Note 6. Fair Value Measurements for additional information.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investments, and accounts receivable. Our investment policy, which is predicated on capital preservation and liquidity, limits investments to U.S. government treasuries and agency issues, taxable securities, and municipal issued securities with a minimum rating of investment grade by the rating agencies.

We sell our products to contract manufacturers that provide manufacturing services for OEMs, to some OEMs directly, and to distributors. We extend credit based on an evaluation of a customer's financial condition, and we generally do not require collateral.

The following customers accounted for more than 10% of our accounts receivable balance as of the end of fiscal 2024 and 2023:

	2024	2023
Customer A	*	10%
Customer B	12%	20%
Customer C	12%	*
Customer D	18%	*

Other Concentrations

Our products include certain components that are currently single sourced. We believe other vendors would be able to provide similar components, however, the qualification of such vendors may require additional lead time. In order to mitigate any potential adverse impact from a supply disruption, we strive to maintain an adequate supply of critical single-sourced components.

Revenue Recognition

Our revenue is primarily generated from the sale of ASIC chips, either directly to a customer or to a distributor. Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to receive in exchange for those goods or services. All of our revenue, except an inconsequential amount, is recognized at a point in time, either on shipment or delivery of the product, depending on customer terms and conditions. Non-product revenue is recognized over the same period of time such performance obligations are satisfied. We then select an appropriate method for measuring satisfaction of the performance obligations.

Rights to our intellectual property, or IP, are either sold or licensed to customers. Revenue recognition from the licensing of our IP is dependent on the nature and terms of each agreement. We recognize revenue from the licensing of our IP upon delivery of the IP if there are no substantive future obligations to perform under the arrangement. Sales-based or usage-based royalties from the license of IP are recognized at the later of the period the sale or usage occurs, or the satisfaction of the performance obligation to which some or all of the sales-based or usage-based royalties have been allocated.

Revenue from sales to distributors is recognized upon shipment of the product to the distributors (sell-in basis). Master sales agreements are in place with certain customers, and these agreements typically contain terms and conditions with respect to payment, delivery, warranty and supply. In the absence of a master sales agreement, we consider a customer's purchase order or our standard terms and conditions to be the contract with the customer.

Our pricing terms are negotiated independently on a stand-alone basis. In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration which we expect to receive for the sale of such products. In limited situations, we make sales to certain customers under arrangements where we grant stock rotation rights, price protection and price allowances; variable consideration associated with these rights is expected to be inconsequential. These adjustments and incentives are accounted for as variable consideration, classified as other current liabilities under the revenue standard and are shown as customer obligations in other accrued liabilities on our consolidated balance sheets. We estimate the amount of variable consideration for such arrangements based on the expected value to be provided to customers, and we do not believe that there will be significant changes to our estimates of variable consideration. When incentives, stock rotation rights, price protection, volume discounts, or price allowances are applicable, they are estimated and recorded in the period the related revenue is recognized. Stock rotation reserves are based on historical return rates applied to distributor inventory subject to stock rotation rights and recorded as a reduction to revenue with a corresponding reduction to cost of goods sold for the estimated cost of inventory that is expected to be returned and recorded as prepaid expenses and other current assets. In limited circumstances, we enter into volume-based tiered pricing arrangements, and we estimate total unit volumes under such arrangement to determine the expected transaction price for the units expected to be transferred. Such arrangements are accounted for as contract liabilities within other accrued liabilities. Sales returns liabilities are recorded as refund liabilities within other accrued liabilities.

Our accounts receivable balance is from contracts with customers and represents our unconditional right to receive consideration from customers. Payments are generally due within three months of completion of the performance obligation and subsequent invoicing and, therefore, do not include significant financing components. There was $1.2 million of contract assets (i.e., unbilled accounts receivable, deferred commissions) recorded on the consolidated balance sheets as of June 2024, and $1.3 million as of June 2023. Contract assets are presented as part of prepaid expenses and other current assets. Contract liabilities and refund liabilities were $14.7 million and $43.5 million, respectively, as of June 2024, and $18.7 million and $39.8 million, respectively, as of June 2023. Both contract liabilities and refund liabilities are presented as part of customer obligations in other accrued liabilities on our consolidated balance sheets. During fiscal 2024 and 2023, we recognized $4.9 million and $21.9 million, respectively, in revenue related to contract liabilities outstanding as of the beginning of each such fiscal year.

We invoice customers for each delivery upon shipment and recognize revenue in accordance with delivery terms. As of June 2024, we did not have any remaining unsatisfied performance obligations with an original duration greater than one year. Accordingly, under the optional exception provided by the ASC, we do not disclose revenues allocated to future performance obligations of partially completed contracts. We have elected to account for shipping and handling costs as fulfillment costs before the customer obtains control of the goods. We continue to classify shipping and handling costs as a cost of revenue. We have elected to continue to account for collection of all taxes on a net basis.

We incur commission expense that is incremental to obtaining contracts with customers. Sales commissions (which are recorded in the selling, general and administrative expense line item in the consolidated statements of operations) are expensed when the product is shipped because such commissions are incurred after the product has been shipped.

Revenue from contracts with customers disaggregated by geographic area based on customer location and groups of similar products is presented in Note 15 Segment, Customers, and Geographical Information.

Advertising Costs

Advertising costs, if any, are expensed when incurred.

Allowance for Credit Losses

We maintain allowances for expected credit losses resulting from the inability of customers to meet their financial obligations. On an ongoing basis, we evaluate the collectability of accounts receivable based on a combination of factors. In circumstances in which we are aware of a specific customer's potential inability to meet its financial obligation, we record a specific reserve of the credit loss against amounts due. In addition, we make judgments and estimates on the collectability of accounts receivable based on our historical bad debt experience, customers' creditworthiness, current economic trends, recent changes in customers' payment trends, and deterioration in customers' operating results or financial position. If circumstances change adversely, additional credit loss allowances may be required. At June 2024 and June 2023, the allowance for credit losses on our trade receivables was $4.2 million and $5.0 million, respectively.

Cost of Revenue

Our cost of revenue includes the cost of products shipped to our customers, which primarily includes the cost of products built to our specifications by our contract manufacturers, the cost of silicon wafers supplied by independent semiconductor wafer manufacturers, and the related assembly, package, and test costs of our products. Also included in our cost of revenue are personnel and related costs, including share-based compensation for quality assurance and manufacturing support personnel; logistics costs; depreciation of equipment supporting manufacturing; acquired intangibles amortization; inventory fair value adjustments associated with acquired businesses; inventory write-downs and losses on purchase obligations; and warranty costs.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value as of the end of fiscal 2024 and 2023, and consisted of the following (in millions):

	2024	2023
Raw materials and work-in-progress	$ 69.5	$ 70.5
Finished goods	44.5	66.7
	$ 114.0	$ 137.2

Inventories are recorded at standard cost, which approximates actual cost computed on a first-in, first-out basis. We record a write-down, if necessary, to reduce the carrying value of inventory to its net realizable value. The effect of these write-downs is to establish a new cost basis in the related inventory, which we do not subsequently write-up. We also record a liability and charge to cost of revenue for estimated losses on inventory we are obligated to purchase from our contract manufacturers when such losses become probable from customer delays, order cancellations, or other factors. The following factors influence our estimates: changes to or cancellations of customer orders, unexpected or sudden decline in demand, rapid product improvements, technological advances, and termination or changes by our OEM customers of any product offerings incorporating our product solutions.

Property and Equipment

We state property and equipment at cost less accumulated depreciation and amortization. We compute depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements over the shorter of the lease term or the estimated useful life of the asset.

Foreign Currency

The U.S. dollar is our functional and reporting currency. We remeasure our monetary assets and liabilities not denominated in our functional currency into U.S. dollar equivalents at the rate of exchange in effect on the balance sheet date. We measure and record non-monetary balance sheet accounts at the historical rate in effect at the date of transaction. We remeasure foreign currency expenses at the weighted average exchange rate in the month that the transaction occurred. These foreign currency transactions and remeasurement gains and losses, resulted in a net gain of $0.7 million in fiscal 2024, a net loss of $2.3 million in fiscal 2023 and a net gain of $5.6 million in fiscal 2022. Gains and losses resulting from foreign currency transactions are included in selling, general, and administrative expenses in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the identifiable assets acquired and liabilities assumed. We test for impairment of goodwill on an annual basis in the fourth quarter and at any other time when events occur, or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. Unanticipated events and circumstances may occur that affect the accuracy of our assumptions, estimates and judgments.

If we determine that as a result of the qualitative assessment that it is more likely than not (i.e., greater than 50% likelihood) that the fair value of a reporting unit is less than its carrying amount, then the quantitative test is required. Otherwise, no further testing is required. The quantitative goodwill impairment test requires us to estimate the fair value of our reporting units. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we record an impairment loss equal to the excess of the carrying value of the reporting unit over its fair value, not to exceed the carrying amount of goodwill. The fair value of each of our goodwill reporting units is generally estimated using discounted cash flow methodologies.

We performed the qualitative and quantitative goodwill impairment test in fiscal 2024 and 2023, respectively. Based on the impairment analysis performed in the fourth quarter of each year presented, no goodwill impairment was recognized.

Intangible Assets

Intangible assets consist primarily of intangible assets purchased through acquisitions. Finite-lived intangible assets are amortized for financial reporting purposes using the straight-line method over the estimated useful lives of the assets ranging from 1 to 6 years. Indefinite-lived intangible assets are not amortized but tested annually for impairment in the fourth quarter, or when events or changes in circumstances indicate that indefinite-lived intangible assets might be impaired.

Impairment of Long-Lived Assets

We evaluate long-lived assets, such as property and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We measure recoverability of assets to be held and used by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.

We review the carrying value of indefinite-lived intangible assets for impairment at least annually during the last quarter of our fiscal year, or more frequently if we believe indicators of impairment exist. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge in an amount by which the carrying amount of the asset exceeds the fair value of the asset. During fiscal 2024, we recorded a $16.0 million impairment charge on an indefinite-lived intangible asset.

Leases

We determine if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As our leases do not provide an implicit rate, we use our collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight-line basis over the lease term.

We have elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Other Accrued Liabilities and Other Long-Term Liabilities

As of the end of fiscal 2024 and 2023, other accrued liabilities consisted of the following (in millions):

	2024	2023
Customer obligations	$ 58.2	$ 58.5
Inventory obligations	5.6	7.0
Other	38.8	33.9
	$ 102.6	$ 99.4

As of the end of fiscal 2024 and 2023, other long-term accrued liabilities consisted of the following (in millions):

	2024	2023
Deferred tax liabilities	$ 27.9	$ 39.1
Income taxes payable, long-term	27.8	38.1
Other	20.5	16.3
	$ 76.2	$ 93.5

Share-Based Compensation

We charge the estimated fair value less actual forfeitures to earnings on a straight-line basis over the vesting period of the entire underlying award, which is generally three or four years for our restricted stock units, or RSU, awards, three years for our market stock units, or MSU, awards, three years for our performance stock units, or PSU, awards, and up to one year for shares purchased under our 2019 employee stock purchase plan.

We estimate the fair value of market-based MSUs at the date of grant using a Monte Carlo simulation model and amortize those fair values over the requisite service period, which is generally three years. The Monte Carlo simulation model that we use to estimate the fair value of market-based MSUs at the date of grant incorporates into the valuation the possibility that the market condition may not be satisfied. Provided that the requisite service is rendered, the total fair value of the market-based MSUs at the date of grant must be recognized as compensation expense even if the market condition is not achieved. However, the number of shares that ultimately vest can vary significantly with the performance of the specified market criteria.

We value PSUs using the aggregate intrinsic value on the grant date and amortize the compensation expense over the three-year service period on a ratable basis, dependent upon the probability of meeting the performance measures.

We recognize compensation expense for phantom stock units on a straight-line basis for each tranche of each award based on the average closing price of our common stock over the thirty calendar days ended prior to each balance sheet date. As our phantom stock is a cash-settled award, it is recorded as a liability and remeasured each reporting period.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect of a change in tax rates in income on deferred tax assets and liabilities in the period that includes the enactment date. We establish valuation allowances when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement with a taxing authority. The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of highly complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our consolidated financial position, results of operations, and cash flows. We believe we have adequately provided for reasonably foreseeable outcomes in connection with the resolution of income tax uncertainties. However, our results have in the past, and could in the future, include favorable and unfavorable adjustments to our estimated tax liabilities in the period a determination of such estimated tax liability is made or resolved, upon the filing of an amended return, upon a change in facts, circumstances, or interpretation, or upon the expiration of a statute of limitation. Accordingly, our effective tax rate could fluctuate materially from period to period.

Product Warranty

We generally provide warranties to cover defects in workmanship, materials and manufacturing for a period of twelve months to meet the stated functionality as agreed to in each sales arrangement. Products are tested against specified functionality requirements prior to delivery, but we nevertheless from time-to-time experience claims under our warranty guarantees. These standard warranties are assurance type warranties and do not offer any services in addition to the assurance that the product will continue working as specified. Therefore, warranties are not considered separate performance obligations in the arrangement. We accrue for estimated warranty costs under those guarantees based upon historical experience, and for specific items, at the time their existence is known, and the amounts are determinable.

Acquisitions

In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. We capitalize acquisition-related costs and fees associated with asset acquisitions and immediately expense acquisition-related costs and fees associated with business combinations.

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships and acquired developed technology and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ materially from estimates. Other estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Any change in facts and circumstances that existed as of the acquisition date and impacts our preliminary estimates is recorded to goodwill if identified within the measurement period. Any adjustments subsequent to the measurement period or our final determination of fair value of assets and liabilities, will be charged to earnings.

Research and Development

Research and development costs are expensed as incurred.

Accounting Pronouncements Issued But Not Yet Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, "Segment Reporting: Improvements to Reportable Segment Disclosures." This guidance requires disclosure of incremental segment information on an annual and interim basis. This amendment is effective for our fiscal year ending June 2025 and our interim periods within the fiscal year ending June 2026. We are currently assessing the impact of this guidance on our disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes: Improvements to Income Tax Disclosures." This guidance requires consistent categories and greater disaggregation of information in the rate reconciliation and disclosures of income taxes paid by jurisdiction. This amendment is effective for our fiscal year ending June 2026. We are currently assessing the impact of this guidance on our disclosures.

2. Net Income Per Share

The computation of basic and diluted net income per share for fiscal 2024, 2023, and 2022 was as follows (in millions, except per share amounts):

	2024	2023	2022
Numerator:			
Net income	$ 125.6	$ 73.6	$ 257.5
Denominator:			
Shares, basic	39.2	39.6	39.0
Effect of dilutive share-based awards and convertible notes	0.5	0.6	1.7
Shares, diluted	39.7	40.2	40.7
Net income per share:			
Basic	$ 3.20	$ 1.86	$ 6.60
Diluted	$ 3.16	$ 1.83	$ 6.33

Diluted net income per share does not include the effect of potential common shares related to certain share-based awards for fiscal 2024, 2023, and 2022 as follows (in millions):

	2024	2023	2022
Share-based awards	0.2	0.7	0.1

These share-based awards were not included in the computation of diluted net income per share because the proceeds received, if any, from such share-based awards combined with the average unamortized compensation costs, were greater than the average market price of our common stock, and therefore, their effect would have been antidilutive.

Our basic net income per share amounts for each period presented have been computed using the weighted average number of shares of common stock outstanding. Our diluted net income per share amounts for each period presented include the weighted average effect of potentially dilutive shares. We used the "treasury stock" method to determine the dilutive effect of outstanding share-based awards and convertible notes.

3. Property and Equipment

Property and equipment as of the end of fiscal 2024 and 2023 consisted of the following (in millions):

	Life	2024	2023
Computer equipment	3 - 5 years	$ 16.2	$ 20.1
Manufacturing equipment	1 - 5 years	104.9	105.9
Furniture, fixtures, and leasehold improvements	3 - 12 years	45.0	43.4
Capitalized software	3 - 7 years	21.2	22.5
Construction in progress	Up to 5 years	20.0	7.0
		207.3	198.9
Accumulated depreciation and amortization		(131.8)	(132.5)
Property and equipment, net		$ 75.5	$ 66.4

Our construction in progress primarily includes machinery and equipment that we expect to place in service in the next 12 months.

4. Acquisitions

Asset Acquisition

During the first quarter of fiscal 2024, we entered into an amendment to our wireless license agreement with Avago Technologies ("Broadcom"), to license four developed technology products and to extend the exclusivity period of certain developed technologies that were previously licensed from Broadcom in July 2020 for an aggregate consideration of $130.0 million. As of June 2024, we have obtained control of three of the four technology products and the three-year extension period to exclusively license previously acquired developed technology intangible assets. Accordingly, the relative fair value of $87.5 million for those technology products is presented as acquired intangible assets in our consolidated balance sheets. The fair value of the remaining technology product of $42.5 million for which we have not yet obtained control is an advance payment on intangible assets and is presented within other long-term assets in our consolidated balance sheets.

During the third quarter of fiscal 2023, we completed the acquisition of certain developed technology intangible assets from Broadcom for an aggregate consideration of $30.0 million, which was paid in cash in the previous fiscal year. This transaction did not meet the definition of a business combination as substantially all of the fair value of the gross assets acquired was concentrated in the finite-lived developed technology intangible asset. As a result, this transaction was accounted for as an asset acquisition and the total purchase consideration was allocated to intangible assets, amortized over an estimated useful life of six years.

Emza Visual Sense, Ltd.

On October 25, 2022, we acquired all of the outstanding shares of *Emza Visual Sense, Ltd.*, or Emza, a developer of ultra-low-power artificial intelligence visual sensing solutions, for total purchase consideration of $15.8 million. The purchase price was attributed to $0.3 million cash acquired, $8.0 million of intangible assets, $9.8 million of goodwill and $2.3 million net liabilities assumed. Goodwill recognized from the acquisition of Emza is not deductible for income tax purposes. Pro forma results of operations for this acquisition have not been presented because they are not material to our consolidated results of operations, either individually or in the aggregate.

5.   Cash, Cash Equivalents and Short-Term Investments

The following table summarizes our cash, cash equivalents and short-term investments by category as of June 2024 and June 2023 (in millions):

We use the specific-identification method to determine any realized gains or losses from the sale of our short-term investments classified as available-for-sale.

| | June 2024 | | | June 2023 | | |
	Amortized Cost	Gross unrealized loss	Fair Value	Amortized Cost	Gross unrealized loss	Fair Value
Cash	$ 238.4	$ —	$ 238.4	$ 853.9	$ —	$ 853.9
Cash equivalents:						
Money market funds	600.4	—	600.4	54.4	—	54.4
Treasury bills	—	—	—	16.4	—	16.4
Certificates of deposit	38.1	—	38.1	—	—	—
Total cash and cash equivalents	$ 876.9	$ —	$ 876.9	$ 924.7	$ —	$ 924.7
Short-term investments:						
Certificates of deposit	$ —	$ —	$ —	$ 0.2	$ —	$ 0.2
Corporate debt securities	—	—	—	6.5	(0.2)	6.3
Municipal bonds	—	—	—	3.1	—	3.1
Total short-term investments	$ —	$ —	$ —	$ 9.8	$ (0.2)	$ 9.6

The following table classifies our short-term investments by contractual maturities (*in millions*):

| | June 2024 | | June 2023 | |
	Amortized cost	Fair value	Amortized cost	Fair value
Due within 1 year	$ —	$ —	$ 9.8	$ 9.6
Due between 1 and 5 years	—	—	—	—
	$ —	$ —	$ 9.8	$ 9.6

All available-for-sale securities have been classified as current, based on management's intent and ability to use the funds in current operations.

6.   Fair Value Measurements

We determine fair value based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value assumes that the transaction to sell the asset or transfer the liability occurs in the principal or most advantageous market for the asset or liability and establishes that the fair value of an asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability. The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement. The fair value hierarchy prioritizes the inputs into three levels that may be used to measure fair value:

- Level 1 – Valuation is based upon unadjusted quoted prices for identical assets or liabilities in active markets.

- Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.

- Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurements.

Our Level 1 financial instruments are traded in active markets, and the fair value is based on quoted market prices for identical instruments. The fair value of our Level 2 fixed income securities is obtained from an independent pricing service, which may use quoted market prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data. Our marketable securities are held by custodians who obtain investment prices from a third-party pricing provider that incorporates standard inputs in various asset price models.

At the end of June 2024 and 2023, financial assets measured at fair value on a recurring basis are summarized below (in millions):

	June 2024			June 2023		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets:						
Cash equivalents:						
Money market funds	$ 600.4	$ —	$ 600.4	$ 54.4	$ —	$ 54.4
Treasury bills	—	—	—	16.4	—	16.4
Certificates of deposit	—	38.1	38.1	—	—	—
Short-term investments:						
Certificates of deposit	—	—	—	—	0.2	0.2
Corporate debt securities	—	—	—	—	6.3	6.3
Municipal bonds	—	—	—	—	3.1	3.1
Total assets	$ 600.4	$ 38.1	$ 638.5	$ 70.8	$ 9.6	$ 80.4

The above table excludes $238.4 million and $853.9 million of cash held in our bank accounts at the end of June 2024 and 2023, respectively. We did not have any financial instruments measured at fair value on a recurring basis within Level 3 fair value during fiscal 2024 and 2023 and there were no transfers in or out of our Level 1 or 2 assets during the same periods.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value with the exception of the Senior Debt and Term Loan, see Note 8. Debt. The estimated fair value of the notes was determined based on the trading price of the notes as of the last day of trading for the period. We consider the fair value of the notes to be a Level 2 measurement as they are not actively traded in markets.

The carrying amounts and estimated fair values of the Senior Notes and Term Debt are as follows for the periods presented (in millions):

	June 2024		June 2023	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Senior Notes due 2029	$ 396.3	$ 359.6	$ 395.6	$ 337.2
Term Loan Facility due 2028	576.6	577.0	582.4	575.3
	$ 972.9	$ 936.6	$ 978.0	$ 912.5

7. Goodwill and Acquired Intangible Assets

The following table presents our goodwill balance as of June 2024 and June 2023 (in millions):

	2024	2023
Beginning balance	$ 816.4	$ 806.6
Acquisition activity	—	9.8
Ending balance	$ 816.4	$ 816.4

The following table summarizes the life, the gross carrying value of our acquired intangible assets, and the related accumulated amortization as of the end of fiscal 2024 and 2023 (in millions):

	Weighted Average Life in Years	2024 Gross Carrying Value	2024 Accumulated Amortization	2024 Net Carrying Value	2023 Gross Carrying Value	2023 Accumulated Amortization	2023 Net Carrying Value
Audio and video technology	5.6	$ 231.9	$ (175.5)	$ 56.4	$ 231.9	$ (150.7)	$ 81.2
Customer relationships	4.1	158.2	(134.1)	24.1	158.2	(117.8)	40.4
Wireless connectivity technology	5.5	245.5	(90.1)	155.4	158.0	(58.0)	100.0
Video interface technology	3.4	133.0	(85.2)	47.8	82.0	(79.7)	2.3
Human presence detection technology	5.0	5.2	(1.7)	3.5	5.2	(0.7)	4.5
Licensed technology and other	4.4	10.7	(9.6)	1.1	10.8	(8.9)	1.9
Patents	8.0	4.4	(4.4)	—	4.4	(4.3)	0.1
Tradename	4.4	5.8	(5.7)	0.1	5.8	(4.7)	1.1
In process research and development	Not applicable	—	—	—	67.0	—	67.0
Acquired intangibles totals	4.9	$ 794.7	$ (506.3)	$ 288.4	$ 723.3	$ (424.8)	$ 298.5

During fiscal 2024, we retired $4.4 million of fully amortized patents that reached the end or their useful life. During fiscal 2023, we retired $20.4 million of fully amortized display driver technology.

Amortization expense is calculated using the straight-line method over the estimated useful lives of the acquired intangibles. The total amortization expense for the acquired intangible assets was $81.6 million in fiscal 2024, $130.4 million in fiscal 2023, and $123.5 million in fiscal 2022. This amortization expense was included in our consolidated statements of operations as acquired intangibles amortization and cost of revenue.

The following table presents expected annual aggregate amortization expense in future fiscal years (in millions):

2025	$ 97.9
2026	84.8
2027	50.0
2028	33.9
2029	15.5
Thereafter	6.3
Future amortization	$ 288.4

Impairment of indefinite-lived intangible asset

During fiscal 2024, we recorded an indefinite-lived intangible asset impairment charge of $16.0 million on our in-process research and development, or IPR&D, from our December 2021 acquisition of DSPG. We recorded the impairment charge as an operating expense in our consolidated statement of operations. We recorded the impairment charge due to a lack of commitment from certain key customers, no anticipated customer migration to the IPR&D technologies acquired from DSPG, and no further development or investment planned for this project.

8. Debt

Senior Debt

On March 11, 2021, we completed an offering of $400.0 million aggregate principal amount of 4.0% senior notes due 2029, or the Senior Notes, in a private offering. The Senior Notes were issued pursuant to an indenture, dated as of March 11, 2021, or the Indenture, by and among our company, the guarantors named therein and Wells Fargo Bank, National Association, as trustee.

The Indenture provides that the Senior Notes will bear interest at a rate of 4.0% per annum, payable in cash semi-annually in arrears on December 15 and June 15 of each year, commencing on June 15, 2021. The Senior Notes will mature on June 15,

2029 and are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our current and future domestic restricted subsidiaries that guarantee our obligations under our senior secured credit facilities.

On or after June 15, 2024, we may redeem some or all of the Senior Notes at the redemption prices specified below, plus accrued and unpaid interest, if any, up to, but excluding, the redemption date:

Year	Price
2024	102%
2025	101%
2026 and thereafter	100%

The Senior Notes are the general unsecured obligations of our company. The Senior Note guarantees are the senior unsecured obligations of each guarantor. Under certain circumstances, the guarantors may be released from their Senior Note guarantees without consent of the holders of Senior Notes. Under the terms of the Indenture, the Senior Notes rank equally in right of payment with all of our and the guarantors' existing and future senior indebtedness, and rank contractually senior in right of payment to our and the guarantors' future indebtedness and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes. The Senior Notes are effectively subordinated to our and the guarantors' existing and future secured indebtedness, including secured indebtedness under our senior secured credit facilities, to the extent of the value of the assets securing such indebtedness. The Senior Notes and guarantees are structurally subordinated to all existing and future indebtedness and liabilities (including trade payables) of our subsidiaries that do not guarantee the Senior Notes.

The Indenture contains covenants that, subject to exceptions and qualifications, among other things, limit our ability and the ability of our Restricted Subsidiaries (as defined in the Indenture) to (i) incur additional indebtedness and guarantee indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem our company's or any parent's capital stock; (iii) prepay, redeem or repurchase certain indebtedness; (iv) issue certain preferred stock or similar equity securities; (v) make loans and investments; (vi) dispose of assets; (vii) incur liens; (viii) enter into transactions with affiliates; (ix) enter into agreements restricting its subsidiaries' ability to pay dividends; and (x) consolidate, merge or sell all, or substantially all, of its assets.

The Indenture contains customary events of default including, without limitation, failure to make required payments, failure to comply with certain agreements or covenants, cross-acceleration to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, and failure to pay certain judgments. An event of default under the Indenture will allow either the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes to accelerate, or in certain cases, will automatically cause the acceleration of, the maturity of the principal, and accrued and unpaid interest, if any, on all outstanding Notes.

Debt issuance costs relating to the Senior Notes of $5.7 million, netted against the debt amount on the consolidated balance sheet, are amortized as interest expense using the effective interest method through the maturity date. The total interest expense and amortization of the debt issuance costs recorded on the Senior Notes during the fiscal year ended June 2024 and 2023 was $16.7 million and $16.6 million, respectively.

Revolving Credit Facility

On March 16, 2023, we entered into a Second Amendment, or the Second Amendment, and on July 28, 2023, we entered into a Third Amendment, or the Third Amendment, to our Second Amended and Restated Credit Agreement, as amended, the Credit Agreement, with the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, dated March 11, 2021. The Second Amendment replaces the LIBOR-based interest rate applicable to borrowings under the Credit Agreement with a SOFR-based interest rate, and the Third Amendment provides that the consolidated interest coverage ratio financial covenant only applies if, as of the last day of any fiscal quarter, our aggregate cash and cash equivalents balance is less than $450 million.

The Credit Agreement provides for a revolving credit facility in a principal amount of up to $250 million, which includes a $20 million sublimit for letters of credit and a $25 million sublimit for swingline loans. Under the terms of the Credit Agreement, we may, subject to the satisfaction of certain conditions, request increases in the revolving credit facility commitments in an aggregate principal amount of up to $150 million to the extent existing or new lenders agree to provide such increased or additional commitments, as applicable. Future proceeds under the revolving credit facility are available for working capital and general corporate purposes. As of June 2024, there was no balance outstanding under the revolving credit facility.

Borrowings under the revolving credit facility are required to be repaid in full by March 11, 2026. Debt issuance costs relating to the revolving credit facility of $1.6 million, included in non-current other assets on our consolidated balance sheet, are being amortized over 60 months.

Our obligations under the Credit Agreement are guaranteed by the material domestic subsidiaries of our company, subject to certain exceptions, who collectively with our company are referred to as the Credit Parties. The obligations of the Credit Parties under the Amended Credit Agreement and the other loan documents delivered in connection therewith are secured by a first priority security interest in substantially all of the existing and future personal property of the Credit Parties, including, without limitation, 65% of the voting capital stock and 100% of the non-voting capital stock of certain of the Credit Parties' direct foreign subsidiaries, subject to certain exceptions.

The Credit Agreement bears interest, at our election, of a Base Rate plus an Applicable Margin or Adjusted Term SOFR, as defined in the Second Amendment, plus an Applicable Margin. Swingline loans bear interest at a Base Rate plus an Applicable Margin. The Base Rate is a floating rate that is the greater of the Prime Rate, the Federal Funds Rate plus 50 basis points, or Adjusted Term SOFR plus 100 basis points. The Applicable Margin is based on a sliding scale which ranges from 25 to 100 basis points for Base Rate loans and 100 basis points to 175 basis points for Adjusted Term SOFR loans. We are required to pay a commitment fee on any unused commitments under the Credit Agreement which is determined on a leverage-based sliding scale ranging from 0.175% to 0.25% per annum. Interest and fees are payable on a quarterly basis.

Under the Credit Agreement, there are various restrictive covenants, including two financial covenants which limit the consolidated total leverage ratio, or leverage ratio, the consolidated interest coverage ratio, or interest coverage ratio, which after the Third Amendment, only applies if our cash and cash equivalents balance is less than $450 million as of the last day of any fiscal quarter. The leverage ratio is the ratio of net debt as of the measurement date to Consolidated EBITDA, for the four consecutive quarters ending with the quarter of measurement. The current leverage ratio shall not exceed 3.75 to 1.00 provided that for the four fiscal quarters ending after the date of a material acquisition, such maximum leverage ratio shall be adjusted to 4.25 to 1.00, and thereafter 3.75 to 1.0. The interest coverage ratio is Consolidated EBITDA to interest expense for the four consecutive quarters ending with the quarter of measurement. If our quarter-end cash and cash equivalents balance is less than $450.0 million, the interest coverage ratio must not be less than 3.50 to 1.0 as of the date of determination. As of the end of the quarter, we remain in compliance with the restrictive covenants.

Term Loan Facility

On December 2, 2021, we entered into that certain First Amendment and Lender Joinder Agreement to the Credit Agreement, to, among other things, establish a new $600.0 million incremental term loan facility, or the Term Loan Facility. The Term Loan Facility was advanced by certain existing and new lenders under the Credit Agreement to finance the DSPG acquisition. The Term Loan Facility matures on December 2, 2028. Principal on the Term Loan Facility is payable in equal quarterly installments on the last day of each March, June, September and December of each year, beginning December 31, 2021, at a rate of 1.00% per annum.

Borrowings under the Term Loan Facility accrue interest at the SOFR, plus 2.25%, or at the Base Rate plus 1.25%, subject to a 25 basis point step-down based on total gross leverage, and subject to an Adjusted Term SOFR floor of 50 basis points. The base rate is the highest of (i) the Federal Funds Rate plus 0.50%, (ii) the Prime Rate and (iii) the one-month Adjusted Term SOFR plus 1.00%. The Term Loan Facility contains customary representations and warranties, affirmative and negative covenants and events of default, in each case consistent with the Credit Agreement. The Term Loan Facility does not contain any financial covenants.

The Term Loan Facility is subject to a 1.00% prepayment premium in the event all or any portion of the Term Loan Facility is prepaid within the first 6 months in connection with a repricing transaction only. The Term Loan Facility is subject to customary mandatory prepayments, including an excess cash flow sweep, subject to customary step-downs and thresholds.

Debt issuance costs relating to the Term Loan Facility of $11.2 million, netted against the debt amount on the consolidated balance sheet, are amortized as interest expense through the maturity date. The total interest expense and amortization of the debt issuance costs recorded on the Term Loan Facility during fiscal 2024 and 2023 was $47.8 million and $37.9 million, respectively.

The following table presents the future principal payments related to our Senior Notes and Term Loan Facility in future fiscal years (in millions):

	Senior Notes	Term Loan Facility	Total
2025	$ —	$ 6.0	$ 6.0
2026	—	6.0	6.0
2027	—	6.0	6.0
2028	—	6.0	6.0
2029	400.0	559.5	959.5
	$ 400.0	$ 583.5	$ 983.5

As of the end of fiscal 2024 and 2023, our total debt is presented in our consolidated balance sheet as follows (in millions):

	2024			2023		
	Total debt	Issuance costs	Total debt, net of issuance costs	Total debt	Issuance costs	Total debt, net of issuance costs
Current portion of long-term debt	$ 6.0	$ —	$ 6.0	$ 6.0	$ —	$ 6.0
Long-term debt	977.5	(10.6)	966.9	985.0	(13.0)	972.0
	$ 983.5	(10.6)	$ 972.9	$ 991.0	(13.0)	$ 978.0

Convertible Debt

On June 1, 2021, pursuant to the Indenture, dated as of June 26, 2017 between us and Wells Fargo Bank, National Association, as trustee, or the Convertible Notes Indenture, we provided an irrevocable notice of redemption, for all $525,000,000 aggregate principal amount of our outstanding 0.50% convertible senior notes due in 2022, or the Convertible Notes. The Convertible Notes were redeemable at a cash redemption price of 100.0% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date of August 4, 2021.

Holders of the Convertible Notes had the right to convert the Convertible Notes called for redemption no later than August 3, 2021, or the Conversion Deadline. The conversion rate was equal to 13.7267 shares per $1,000 principal amount of the Convertible Notes, which was the initial conversion rate of 13.6947 shares per $1,000 principal amount of the Convertible Notes plus a number of additional shares equal to 0.0320 shares per $1,000 principal amount of the Convertible Notes. We elected to settle any conversions by Combination Settlement (as defined in the Convertible Notes Indenture) with a Specified Dollar Amount (as defined in the Convertible Notes Indenture) per $1,000 principal amount of Convertible Notes equal to $1,000, plus a number of shares of our common stock, to be determined pursuant to the Convertible Notes Indenture, together with additional cash, if applicable, in lieu of delivering any fractional shares of common stock. As a result of this election, on August 4, 2021, we settled or redeemed the remaining outstanding Convertible Notes for $505.6 million in cash representing the principal amount outstanding and delivered approximately 3.5 million shares in common stock from our treasury stock for additional amounts, resulting in a loss of approximately $8.1 million which is included in Interest and other expense, net on our consolidated statements of operations included elsewhere in this report.

9. Leases

Our leases primarily include our headquarters office and worldwide office and research and development facilities which are all classified as operating leases. Certain leases include renewal options that are under our discretion. The leases expire at various dates through fiscal 2034, some of which include options to extend the lease for up to seven years. During fiscal 2024 and 2023, we recorded approximately $11.8 million and $12.0 million of operating leases expense, respectively. Our short-term leases are immaterial and we do not have finance leases.

As of the end of fiscal 2024 and 2023, the components of leases are as follows (in millions):

	June 2024	June 2023
Operating lease right-of-use assets	$ 46.8	$ 49.0
Operating lease liabilities	$ 11.5	$ 9.0
Operating lease liabilities, long-term	37.9	42.4
Total operating lease liabilities	$ 49.4	$ 51.4

Supplemental cash flow information related to leases is as follows (in millions):

	2024	2023
Cash paid for operating leases included in operating cash flows	$ 11.2	$ 10.6
Supplemental non-cash information related to lease liabilities arising from obtaining right-of-use assets	$ 7.4	$ 7.3

As of the end of fiscal 2024, the weighted average remaining lease term was 6.49 years, and the weighted average discount rate was 5.34%.

Future minimum lease payments for the operating lease liabilities are as follows (in millions):

Fiscal Year	Operating Lease Payments
2025	$ 13.3
2026	10.5
2027	7.9
2028	6.2
2029	5.3
Thereafter	15.0
Total future minimum operating lease payments	58.2
Less: interest	(8.8)
Total lease liabilities	$ 49.4

Sale and Leaseback Transaction

On February 8, 2022, we executed a sale and leaseback transaction of our properties located at 1109-1251 McKay Drive and 1140-1150 Ringwood Court, San Jose, California, for a purchase price, net of closing and other expenses payable by us, of $55.9 million. Concurrent with the sale, we entered into a lease agreement with the buyer to lease back the land and properties located at 1109 and 1151 McKay Drive, San Jose, California, for an initial term of 12 years and a renewal option for an additional seven years. The transaction qualified for sale and leaseback and operating lease accounting classification, and we recorded a gain of $5.4 million which is recorded in the gain on sale and leaseback transaction line in the consolidated statements of operations.

10. Indemnifications and Contingencies

Indemnifications

In connection with certain agreements, we are obligated to indemnify the counterparty against third party claims alleging infringement of certain intellectual property rights by us. We have also entered into indemnification agreements with our officers and directors. Maximum potential future payments under these agreements cannot be estimated because these agreements generally do not have a maximum stated liability. However, historical costs related to these indemnification provisions have not been significant. We have not recorded any liability in our consolidated financial statements for such indemnification obligations.

Contingencies

We have in the past, and may in the future, receive notices from third parties that claim our products infringe their intellectual property rights. We cannot be certain that our technologies and products do not, and will not, infringe issued patents or other proprietary rights of third parties.

Any infringement claims, with or without merit, could result in significant litigation costs and diversion of management and financial resources, including the payment of damages, which could have a material adverse effect on our business, financial condition, and results of operations.

Legal Proceedings

From time to time, we are subject to various claims and legal proceedings, either asserted or unasserted, that arise in the ordinary course of business. While we currently believe that resolving claims against us, individually or in the aggregate, will not have a material adverse impact on our business, financial condition, or results of operations, these matters are subject to inherent uncertainties and our view of these matters may change in the future. We accrue for loss contingencies when it is both probable that we will incur the loss and we can reasonably estimate the amount of the loss or range of loss.

11. Stockholders' Equity

Preferred Stock

We are authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the power to establish, from time-to-time, the number of shares to be included in each series and to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, or restrictions. Our Board of Directors can also increase or decrease the number of shares of a series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might harm the market price of our common stock and the voting power and other rights of the holders of our common stock. As of the end of fiscal 2024, there were no shares of preferred stock outstanding.

Shares Reserved for Future Issuance

Shares of common stock reserved for future issuance as of the end of fiscal 2024 were as follows:

Restricted stock units outstanding	1,620,006
Market stock units outstanding	200,513
Performance stock units outstanding	265,362
Awards available for grant under all share-based compensation plans	3,488,141
Reserved for future issuance	5,574,022

Treasury Stock

Our cumulative authorization of repurchases under our common stock repurchase program as of the end of fiscal 2024 was $2.3 billion expiring July 2025. The program authorizes us to repurchase our common stock in the open market or in privately negotiated transactions depending upon market conditions and other factors. The number of shares repurchased and the timing of repurchases is based on the level of our cash balances, general business and market conditions, and other factors, including alternative investment opportunities. Common stock repurchased under this program is held as treasury stock. As of the end of fiscal 2024, we had $893.9 million of common stock remaining to be repurchased under our common stock repurchase program.

12. Share-Based Compensation

The purpose of our various share-based compensation plans is to attract, motivate, retain, and reward high-quality employees, directors, and consultants by enabling such persons to acquire or increase their proprietary interest in our common stock in order to strengthen the mutuality of interests between such persons and our stockholders and to provide such persons with annual and long-term performance incentives to focus their best efforts on the creation of stockholder value. Consequently, we determine whether to grant share-based compensatory awards subsequent to the initial award for our employees and consultants primarily on individual performance.

Share-Based Compensation Plans

On October 29, 2019, our stockholders approved: (i) our 2019 Equity and Incentive Compensation Plan, or the 2019 Incentive Plan, to replace our Amended and Restated 2010 Incentive Compensation Plan, or the 2010 Incentive Plan, and (ii) our 2019 Employee Stock Purchase Plan, or the 2019 ESPP, to replace our Amended and Restated 2010 Employee Stock Purchase Plan, or our 2010 ESPP. Upon approval of the 2019 Incentive Plan, new awards are no longer issued under the 2010 Incentive Plan. Awards outstanding as of October 29, 2019 under our prior share-based compensation plans were not impacted by the approval of the 2019 Incentive Plan and continue to remain outstanding and vest by their terms under the applicable share-based compensation plan. Shares underlying certain share-based awards forfeited under the 2010 Incentive Plan subsequent to the approval of the 2019 Incentive Plan automatically transfer to and become available for award issuance from the 2019 Incentive Plan.

The 2019 Incentive Plan authorizes our Board of Directors to provide equity-based compensation in the form of stock options, stock appreciation rights, restricted stock units, cash incentive awards, performance shares, performance stock units, and other stock-based awards. The cumulative number of shares approved under the 2019 Incentive Plan was 6,188,000. The 2019 ESPP authorizes us to provide eligible employees with an opportunity to acquire an equity interest in our company through the purchase of stock at a discount, with an initial authorization of 1,500,000 shares.

Effective August 19, 2019, we adopted the 2019 Inducement Equity Plan. 650,000 shares of our common stock have been reserved for issuance under the 2019 Inducement Equity Plan, subject to adjustment for stock dividends, stock splits, or other changes in our common stock or capital structure. The 2019 Inducement Equity Plan is intended to comply with Rule 5635(c)(4) of the Nasdaq Stock Market Listing Rules, which provide an exception to the Nasdaq Stock Market Listing Rules' on the shareholder approval requirement for the issuance of securities with regards to grants to employees of the company or its subsidiaries as an inducement material to such individuals entering into employment with the company or its subsidiaries. An individual was eligible to receive an award under the 2019 Inducement Equity Plan only if he or she was not previously an employee or director of our company (or is returning to work after a bona-fide period of non-employment), and an award under the 2019 Inducement Equity Plan is a material inducement for him or her to accept employment with our company. As a result of approval by our stockholders of our amended and restated 2019 Incentive Plan on October 27, 2020, no new awards will be granted under the 2019 Inducement Equity Plan.

Share-based compensation awards available for grant or issuance have been adjusted for outstanding awards for which the performance period is complete. Awards available for grant or issuance for each plan, as of the beginning of the fiscal year, including changes in the balance of awards available for grant for fiscal 2024, were as follows:

	Awards Available Under All Share-Based Award Plans	2019 Incentive Compensation Plan	2019 Employee Inducement Equity Plan	2019 Employee Stock Purchase Plan	DSPG Replacement Award Plan
Balance at June 2023	3,994,824	3,096,788	—	898,036	—
Additional shares authorized	900,000	900,000	—	—	—
Restricted stock units granted	(1,380,507)	(1,380,507)	—	—	—
Market stock units granted	(170,790)	(170,790)	—	—	—
Performance stock units granted	(255,175)	(255,175)	—	—	—
Performance stock units performance adjustment	178,307	178,307	—	—	—
Market stock units performance adjustment	(67,743)	50,354	(118,097)	—	—
Purchases under employee stock purchase plan	(211,425)	—	—	(211,425)	—
Forfeited	383,694	382,553	—	—	1,141
Plan shares no longer available for new grants	116,956	—	118,097	—	(1,141)
Balance at June 2024	3,488,141	2,801,530	—	686,611	—

Share-based compensation and the related tax benefit for our stock-based awards and our cash settled phantom stock units, which we granted in October 2019 (see *Phantom Stock Units* below) recognized in our consolidated statements of income for fiscal 2024, 2023, and 2022 were as follows (in millions):

	2024		2023		2022	
	Stock-based awards	Phantom Stock Units	Stock-based awards	Phantom Stock Units	Stock-based awards	Phantom Stock Units
Cost of revenue	$ 4.1	$ —	$ 4.0	$ —	$ 4.0	$ 0.2
Research and development	61.0	—	52.4	0.3	42.5	27.2
Selling, general, and administrative	53.7	—	65.6	0.3	54.3	4.7
Total	$ 118.8	$ —	$ 122.0	$ 0.6	$ 100.8	$ 32.1
Income tax benefit on share-based compensation	$ 8.6		$ 13.2		$ 23.1	

We recognize a tax benefit upon expensing certain share-based awards associated with our share-based compensation plans, including RSUs, market stock units, or MSUs, PSUs, and phantom stock units. We do not recognize a tax benefit upon expensing all or a portion of share-based awards granted to certain executive officers and certain foreign-based employees.

We compare the actual tax benefit associated with the tax deduction from share-based award activity to the hypothetical tax benefit based on the grant date fair values of the corresponding share-based awards. Tax benefit associated with excess tax deduction creditable to our income tax provision is recognized when incurred. Tax deficiency associated with a tax deduction shortfall is debited to our income tax provision when incurred.

Historically, we have issued new shares in connection with our share-based compensation plans, however, treasury shares are also available for issuance. Any additional shares repurchased under our common stock repurchase program will be available for issuance under our share-based compensation plans.

Stock Options

Our share-based compensation plans with outstanding stock option awards include our 2010 Incentive Plan. Under our 2010 Incentive Plan, we were able to grant incentive stock options or nonqualified stock options to purchase shares of our common stock at not less than 100% of the fair market value, or FMV, on the date of grant. We ceased granting stock options in fiscal 2018.

Options granted under our 2010 Incentive Plan generally vested three to four years from the vesting commencement date and expired seven years after the date of grant if not exercised.

Certain stock option activity for fiscal 2024 and balances as of the end of fiscal 2024 were as follows:

	Stock Option Awards Outstanding		Weighted Average Exercise Price	Intrinsic Value (In millions)
Balance as of June 2023	3,083	$	52.53	
Exercised	(3,083)	$	52.53	
Expired	—			
Balance as of June 2024	—			—

Cash received and the aggregate intrinsic value of stock options exercised for fiscal 2024, 2023, and 2022 were as follows (in millions):

		2024		2023		2022
Cash received	$	0.3	$	3.3	$	5.3
Aggregate intrinsic value	$	0.1	$	1.6	$	3.6

There was no unrecognized share-based compensation costs for stock options granted under our various plans.

Restricted Stock Units

Our 2019 Incentive Plan provides for the grant of RSUs to our employees, consultants, and directors, and previously our 2019 Inducement Equity Plan and our 2010 Incentive Plan provided for the grant of deferred stock units, or DSUs, to our employees, consultants, and directors. An RSU and a DSU are each a promise to deliver shares of our common stock at a future date in accordance with the terms of the grant agreement and the words can be used interchangeably. We began granting DSUs in January 2006 and RSUs in 2019. The use of RSUs will cover the meaning of both RSUs and DSUs.

RSUs granted generally vest ratably over three to four years from the vesting commencement date. Delivery of shares under the plans take place on the quarterly vesting dates. At the delivery date, we withhold shares to cover applicable statutory tax withholding for grantees subject to withholding and deliver a net quantity of shares to the grantee after such withholding. Until delivery of shares, the grantee has no rights as a stockholder with respect to any shares underlying the RSU award.

RSU activity, including RSUs granted, delivered, and forfeited in fiscal 2024, and the balance and aggregate intrinsic value of RSUs as of the end of fiscal 2024 were as follows:

	RSU Awards Outstanding		Average Grant Date Fair Value
Balance as of June 2023	1,304,926	$	126.5
Granted	1,380,507	$	89.6
Vested	(819,381)	$	118.2
Forfeited	(246,046)	$	113.1
Balance as of June 2024	1,620,006	$	101.4

At the end of fiscal 2024, the aggregate intrinsic value of RSUs expected to vest was $141.6 million and the number of RSU awards expected to vest is 1.6 million shares. Our closing stock price of $88.20 on the last day of trading in fiscal 2024 was used to calculate the intrinsic value for the RSUs.

The unrecognized share-based compensation cost for RSUs granted under our 2019 Incentive Plan, our 2019 Inducement Equity Plan and our 2010 Incentive Plan was approximately $128.8 million as of the end of fiscal 2024, which will be recognized over a weighted average period of approximately 2.03 years.

Market Stock Units

Our 2019 Incentive Plan, and previously our 2019 Inducement Equity Plan, provide for the grant of MSU awards, to our employees, consultants, and directors. An MSU is a promise to deliver shares of our common stock at a future date based on the achievement of market-based performance requirements in accordance with the terms of the MSU grant agreement.

We have granted MSU awards to our executive officers and other management members under our 2010 Incentive Plan, our 2019 Incentive Plan and our 2019 Inducement Equity Plan, which are designed to vest in three or four tranches with the target quantity for each tranche equal to one-third or one-fourth of the total MSU grant. The first tranche vests based on a one-year performance period; the second tranche vests based on a two-year performance period; the third tranche vests based on a three-year performance period; and the fourth tranche (in the case of four-year vesting) vests based on a four-year performance period.

For MSU awards granted in fiscal 2023 and 2024, performance is measured based on our achievement of a specified level of total stockholder return, or TSR, relative to the TSRs of each company in the Russell 2000 Index. The potential payout ranges from 0% to 300% of the target grant quantity based on our TSR performance relative to the TSRs of each company in the Russell 2000 Index. No payout will occur if our TSR performance falls below the 25th percentile of the TSRs of each company in the Russell 2000 Index, and a 300% payout will occur if our TSR performance exceeds the 80th percentile of the TSRs of each company in the Russell 2000 Index. Performance payouts between the 25th and 80th percentiles will be determined on a linear basis with performance at the 50th percentile equal to 100% of target.

The first tranche and the second tranche can payout up to 300%, and the payout for the third tranche will be calculated based on the total target quantity for the entire grant multiplied by the payout factor, based on performance for the three-year performance period, less shares issued for the first tranche and the second tranche, but not less than the third tranche target quantity multiplied by the final payout factor.

For MSU awards granted in fiscal 2022, performance is measured based on our achievement of a specified level of total stockholder return, or TSR, relative to the TSRs of each company in the Russell 2000 Index. The potential payout ranges from 0% to 200% of the target grant quantity based on our TSR performance relative to the TSRs of each company in the Russell 2000 Index. No payout will occur if our TSR performance falls below the 25th percentile of the TSRs of each company in the Russell 2000 Index, and a 200% payout will occur if our TSR performance exceeds the 75th percentile of the TSRs of each company in the Russell 2000 Index. Performance payouts between the 25th and 75th percentiles will be determined on a linear basis with performance at the 50th percentile equal to 100% of target.

The first tranche and the second tranche can payout up to 200%, and the payout for the third tranche will be calculated based on the total target quantity for the entire grant multiplied by the payout factor, based on performance for the three-year performance period, less shares issued for the first tranche and the second tranche, but not less than the third tranche target quantity multiplied by the final payout factor.

Delivery of shares earned, if any, will take place on the dates provided in the applicable MSU grant agreement, assuming the grantee is still an employee, consultant, or director of our company at the end of the applicable performance period. On the delivery date, we withhold shares to cover statutory tax withholding requirements and deliver a net quantity of shares to the recipient after such withholding. Until delivery of shares, the grantee has no rights as a stockholder with respect to any shares underlying the MSU award.

MSU activity, including MSUs granted, delivered, and forfeited in fiscal 2024, and the balance and aggregate intrinsic value of MSUs as of the end of fiscal 2024 were as follows:

	MSU Awards Outstanding		Weighted Average Grant Date Fair Value
Balance at June 2023	227,321	$	235.7
Granted	170,790	$	135.6
Performance adjustment	141,716	$	—
Vested	(223,984)	$	74.9
Forfeited	(115,330)	$	253.4
Balance at June 2024	200,513	$	249.2

As a result of Synaptics achieving the 21st percentile relative to the remaining constituents in the Russell 2000 Index, we delivered 0% of the targeted shares underlying tranche one the fiscal 2023 MSU grants. As a result of Synaptics achieving the 80th percentile relative to the remaining constituents in the Russell 2000 Index, we delivered 200% of the targeted shares underlying tranche two of the fiscal 2022 MSU grants. As a result of Synaptics achieving the 50th percentile relative to the remaining constituents in the Russell 2000 Index, we delivered 99% of the targeted shares underlying tranche three of the fiscal 2021 MSU grants.

At the end of fiscal 2024, the aggregate intrinsic value of MSUs expected to vest was $17.5 million and the number of MSU awards expected to vest is 0.2 million shares. Our closing stock price of $88.20 on the last day of trading in fiscal 2024 was used to calculate the intrinsic value for the MSUs.

The fair value of each MSU granted from our plans for fiscal 2024, 2023, and 2022 was estimated at the date of grant using the Monte Carlo simulation model, assuming no expected dividends and the following assumptions:

	2024	2023	2022
Expected volatility of company	52.61%	55.22%	52.61%
Expected volatility of Index	11.5%-762.5%	17.9% - 320.7%	17.4% - 581.6%
Correlation coefficient	0.69	0.61	0.53
Expected life in years	2.87	2.87	2.87
Risk-free interest rate	4.65%	3.24%	0.40%
Fair value per award	$159.79 - $268.61	$218.15 - $438.24	$284.43 - $342.89

We amortize the compensation expense over the three- or four-year performance and service period on a ratable basis. The unrecognized share-based compensation cost of our outstanding MSUs was approximately $19.6 million as of the end of fiscal 2024, which will be recognized over a weighted average period of approximately 0.94 years.

Performance Stock Units

Our 2019 Incentive Plan and our 2010 Incentive Plan provide for the grant of PSU awards to our employees, consultants, and directors. A PSU is a promise to deliver shares of our common stock at a future date based on the achievement of performance-based requirements in accordance with the terms of the PSU grant agreement.

We have granted PSU awards to our executive officers and other key management team members under our 2010 Incentive Plan, our 2019 Incentive Plan and our 2019 Inducement Equity Plan, which, generally, are designed to vest in three tranches with the target quantity for each tranche equal to one-third of the total PSU award. Generally, PSU awards have a specific one-year performance period and vesting occurs over three service periods with the final service period ending approximately three years from the grant date. Performance is measured based on the achievement of a specified level of performance relative to predefined performance criteria (for PSU awards granted in fiscal 2024 and 2023, the performance criteria was based on non-GAAP earnings per share, for PSU awards granted in fiscal 2021 the performance criteria was based on a combination of our design win revenue, non-GAAP gross margin percentage and non-GAAP operating expenses). For our fiscal 2024 PSU awards, the potential payout ranges from 0% to 200% of the target grant quantity and is adjusted on a linear basis with a payout triggering if our measurement results are greater than 65% of the target with a maximum payout achieved at 135% of target.

Delivery of shares earned, if any, will take place on the dates provided in the applicable PSU grant agreement, assuming the grantee is still an employee, consultant, or director of our company at the end of the applicable service period. On the delivery date, we withhold shares to cover statutory tax withholding requirements and deliver a net quantity of shares to the recipient after such withholding. Until delivery of shares, the grantee has no rights as a stockholder with respect to any shares underlying the PSU award.

PSU activity, including PSUs granted, delivered, and forfeited in fiscal 2024, and the balance and aggregate intrinsic value of PSUs as of the end of fiscal 2024 were as follows:

	PSU Awards Outstanding		Weighted Average Grant Date Fair Value
Balance at June 2023	253,359	$	125.4
Granted	255,175	$	94.3
Performance adjustment	52,638	$	—
Vested	(141,297)	$	106.5
Forfeited	(154,513)	$	125.6
Balance at June 2024	265,362	$	99.3

We value PSUs using the aggregate intrinsic value on the grant date and amortize the compensation expense over the three-year service period on a ratable basis, dependent upon the probability of meeting the performance measures. The PSU awards outstanding balance at June 2024 is based on the target grant quantity and does not include any performance adjustment of shares for completed performance periods.

At the end of fiscal 2024, the aggregate intrinsic value of PSUs expected to vest was $23.2 million and the number of PSU awards expected to vest is 0.3 million shares. Our closing stock price of $88.20 on the last day of trading in fiscal 2024 was used to calculate the intrinsic value for the PSUs.

The unrecognized share-based compensation cost of our outstanding PSUs was approximately $0.8 million as of June 2024, which will be recognized over a weighted average period of approximately 0.83 years.

Phantom Stock Units

The 2019 Incentive Plan authorized the grant of phantom stock units to non-employee directors, officers and employees. We initially granted phantom stock units in October 2019. Phantom stock units were cash-settled and entitled the recipient to receive a cash payment equal to the value of a single share for each unit based on the average closing share price of our stock over the thirty calendar days prior to the vesting date. Grants of phantom stock units vested over three years, with an annual vesting date of October 31 each year subsequent to the grant date. The final vesting occurred in the second quarter of fiscal 2023, and no phantom stock units remain outstanding under this plan.

Employee Stock Purchase Plan

Our 2019 ESPP allows employees to designate up to 15% of their base compensation, subject to legal restrictions and limitations, to purchase shares of common stock at 85% of the lesser of the FMV at the beginning of the offering period or the exercise date. Under the 2019 ESPP, the offering period extends for up to one year and includes two exercise dates occurring at six-month intervals. Under the terms of our 2019 ESPP, if the FMV at an exercise date is less than the FMV at the beginning of the offering period, the current offering period will terminate and a new offering period will commence.

Shares purchased, weighted average purchase price, cash received, and the aggregate intrinsic value for employee stock purchase plan purchases in fiscal 2024, 2023, and 2022 were as follows (in millions, except shares purchased and weighted average purchase price):

	2024		2023		2022
Shares purchased	211,425		172,044		138,502
Weighted average purchase price	$ 74.22	$	91.88	$	97.90
Cash received	$ 15.7	$	15.8	$	13.6
Aggregate intrinsic value	$ 4.1	$	2.8	$	12.5

The fair value of each award granted under our 2019 ESPP for fiscal 2024, 2023, and 2022 was based on the Black-Scholes option pricing model. The fair value per award for fiscal 2024, 2023 and 2022 was $34.54, $40.70, and $38.93, respectively.

Unrecognized share-based compensation costs for awards granted under our 2019 ESPP at the end of fiscal 2024 were approximately $5.7 million that will be amortized over the next 8 months.

13. Employee Benefit Plans

401(k) Plan

We have a 401(k) Retirement Savings Plan for full-time employees in the U.S. Under the plan, eligible employees may contribute a portion of their net compensation up to the annual limit of $23,000 or $30,500 for employees who are 50 years or older. In fiscal 2024, we provided matching funds of 25% of our employees' contributions, excluding catch-up contributions. The employer matching funds vest immediately. We made matching contributions of $1.9 million in fiscal 2024 and 2023 and $1.7 million in fiscal 2022.

14. Income Taxes

(Loss)/Income before provision for income taxes for fiscal 2024, 2023, and 2022 consisted of the following (in millions):

	2024	2023	2022
United States	$ (80.5)	$ (69.5)	$ (44.8)
Foreign	(44.1)	195.5	365.3
(Loss)/Income before provision for income taxes	$ (124.6)	$ 126.0	$ 320.5

For fiscal 2023, $48.7 million of foreign income before provision for income taxes has been reclassified in the preceding table from the United States to foreign to correct for an immaterial error in the prior year presentation. This reclassification had no impact to our consolidated financial statements or our previously reported net income per share for any prior quarterly or annual period, or the current annual period.

The (benefit)/provision for income taxes for fiscal 2024, 2023, and 2022 consisted of the following (in millions):

	2024	2023	2022
Current tax (benefit)/expense			
Federal	$ (17.4)	$ 15.8	$ (0.6)
State	—	0.1	—
Foreign	56.0	62.4	94.9
	38.6	78.3	94.3
Deferred tax (benefit)/expense			
Federal	(280.8)	(12.7)	(21.8)
State	—	—	—
Foreign	(8.0)	(13.2)	(7.9)
	(288.8)	(25.9)	(29.7)
(Benefit)/provision for income taxes	$ (250.2)	$ 52.4	$ 64.6

The provision for income taxes differs from the federal statutory rate for fiscal 2024, 2023, and 2022 as follows (in millions):

	2024	2023	2022
(Benefit)/provision at U.S. federal statutory tax rate	$ (26.2)	$ 26.4	$ 67.3
Non-deductible share-based compensation	7.6	6.6	7.9
Shortfall/(windfall) related to share-based compensation	3.5	(1.3)	(18.1)
Non-deductible officer compensation	4.8	6.4	6.5
Business credits	(5.2)	(5.2)	(10.0)
Foreign tax differential	45.2	(0.5)	6.4
U.S. inclusion of foreign income	(0.3)	21.0	3.6
Deferred taxes on unremitted foreign earnings	—	0.3	0.7
U.S. provision to return adjustment (1)	(18.1)	0.4	(3.2)
Deferred tax benefit from domestication (2)	(262.8)	—	—
Other differences	1.3	(1.7)	3.5
(Benefit)/provision for income taxes	$ (250.2)	$ 52.4	$ 64.6

(1) U.S. provision to return adjustment in fiscal 2024 was primarily driven by approximately $11.3 million tax benefit from foreign tax credit relief under U.S. Treasury Notice 2023-55 issued in July 2023, together with a tax benefit of

approximately $6.3 million recognized as part of a multiyear research and development tax credit study completed in fiscal 2024.

(2) On June 29, 2024, we completed an intra-group transfer that involved the domestication of certain foreign subsidiaries and the migration of certain foreign intellectual property to the United States. See further discussion below.

Significant components of our deferred tax assets (liabilities) as of the end of fiscal 2024 and 2023 consisted of the following (in millions):

	2024	2023
Deferred tax assets:		
Capital loss carryforward	$ 34.1	$ 34.1
Inventory write downs	1.6	1.9
Intangibles and capitalized research and development costs	273.1	41.5
Share-based compensation	9.4	10.3
Nondeductible interest	23.7	4.9
Lease liabilities	10.2	10.1
Business credit carryforward	95.6	45.1
Net operating loss carryforward	11.4	10.8
Other accruals	5.8	5.1
	464.9	163.8
Valuation allowance	(92.4)	(78.4)
	372.5	85.4
Deferred tax liabilities:		
Property and equipment	—	(1.3)
Right-of-use assets	(9.5)	(9.5)
Unremitted foreign earnings	(14.3)	(14.3)
Acquisition intangibles	(31.0)	(31.4)
	(54.8)	(56.5)
Net deferred tax assets	$ 317.7	$ 28.9

Realization of deferred tax assets depends on our generating sufficient U.S. and certain foreign taxable income in future years to obtain a benefit from the utilization of those deferred tax assets on our tax returns. Accordingly, the amount of deferred tax assets considered realizable may increase or decrease when we reevaluate the underlying basis for our estimates of future U.S. and foreign taxable income. As of June 29, 2024, we simplified our corporate entity structure via an intra-group transfer that included the domestication of certain foreign subsidiaries and the onshoring of certain intellectual property. As a result of the domestication, a deferred tax benefit of $263.0 million was recognized primarily driven by recording certain deferred tax assets, net of deferred tax liabilities based on the U.S. tax rate in the fourth quarter of fiscal 2024. The associated deferred tax assets resulting from the domestication are expected to be realizable based on the assessment of currently available evidence. As of the end of fiscal 2024, a valuation allowance of $92.4 million was maintained to reduce certain state and foreign related deferred tax assets to levels we believe are more likely than not to be realized through future taxable income. The net change in the valuation allowance during fiscal 2024 was an increase of $14.0 million, primarily due to an increase of unrealized deferred tax assets associated with state tax credits.

We consider most of the earnings of our foreign subsidiaries as not indefinitely reinvested overseas and have made appropriate provisions for income or withholding taxes, that may result from a future repatriation of those earnings. As a result, $14.3 million of our deferred tax liability is associated with unremitted foreign earnings, which if remitted would not result in a further provision for income taxes. We continue to indefinitely reinvest $200 million on certain accumulated earnings and outside basis differences primarily related to our DSPG acquisition. If the undistributed earnings and other outside basis differences were recognized in a taxable transaction, the associated foreign tax credits would be expected to reduce the U.S. income tax liability associated with the foreign distribution or the otherwise taxable transaction. As of our fiscal 2024, assuming full utilization of the associated foreign tax credits, the potential net deferred tax liability associated with these undistributed earnings and outside basis differences would be approximately $46 million.

As of the end of fiscal 2024, we had federal, California, and foreign net operating loss carryforwards of approximately $20.1 million, $26.5 million, and $49.4 million, respectively. The federal and California net operating loss will begin to expire in fiscal 2037 and 2027, respectively if not utilized. Most of our foreign net operating loss carryforwards have no expiration date. Under current tax law, net operating loss and tax credit carryforwards available to offset future income or income taxes if not utilized. Under current tax law, net operating loss and tax credit carryforwards available to offset future income or income taxes may be limited by statute or upon the occurrence of certain events, including significant changes in ownership.

We had $30.2 million and $69.0 million of federal and state research tax credit carryforwards, respectively, as of the end of fiscal 2024. The federal research tax credit carryforward will begin to expire in fiscal 2029 and the state research tax credit can be carried forward indefinitely.

The total liability for gross unrecognized tax benefits related to uncertain tax positions, included in other liabilities in our consolidated balance sheets, increased by $2.8 million from $43.7 million in fiscal 2023 to $46.5 million in fiscal 2024. Of this amount, $36.6 million will reduce the effective tax rate on income from operations, if recognized. A reconciliation of the beginning and ending balance of gross unrecognized tax benefits for fiscal 2024, 2023, and 2022 consisted of the following (in millions):

	2024	2023	2022
Beginning balance	$ 43.7	$ 29.8	$ 22.6
Increase in unrecognized tax benefits related to current year tax positions	10.4	13.7	7.1
(Decrease)/increase in unrecognized tax benefits related to prior year tax positions	(5.3)	2.5	5.5
Decrease due to effective settlement with tax authorities	—	(1.1)	—
Remeasurement of unrecognized tax benefits	(1.0)	(0.3)	(0.5)
Decrease due to statute expiration	(1.3)	(0.9)	(4.9)
Ending Balance	$ 46.5	$ 43.7	$ 29.8

Accrued interest and penalties increased by $0.6 million in fiscal 2024 as compared to fiscal 2023 and increased by $0.5 million in fiscal 2023 as compared to fiscal 2022. Accrued interest and penalties were $3.6 million and $3.0 million as of the end of fiscal 2024 and 2023, respectively. Our policy is to classify interest and penalties as components of income tax expense.

It is reasonably possible that the amount of liability for unrecognized tax benefits may change within the next 12 months; an estimate of the range of possible changes could result in a decrease of $2.9 million to an increase of $5.1 million. Any prospective adjustments to our unrecognized tax benefits will be recorded as an increase or decrease to income tax expense and cause a corresponding change to our effective tax rate. Accordingly, our effective tax rate could fluctuate materially from period to period.

Our major tax jurisdictions are the U.S., Hong Kong SAR, Japan, Israel and the U.K. From fiscal 2017 onward, we remain subject to examination by one or more of these jurisdictions.

15. Segment, Customers, and Geographic Information

We operate in one segment: the development, marketing, and sale of semiconductor products used in electronic devices and products. In previous reporting periods, we categorized revenues from three product categories: the IoT product market, the personal computing, or PC, product market, and the Mobile product market. Effective in the first quarter of fiscal 2024, we categorize our revenues in the following product categories: Core IoT, Enterprise and Automotive, and Mobile product applications.

A summary of our products and how they are categorized under our new product categories is as follows:

- Core IoT: Wireless and Processor Solutions

- Enterprise and Automotive: PC Touch Pad, PC Fingerprint, Video Interface Solutions, Enterprise Audio Solutions, Fax and Printer Solutions, Automotive Solutions

- Mobile: Touch and Display Solutions for Mobile phone applications

Revenues for the fiscal 2023 and 2022 from our previous product categories have been reclassified in order to conform to the current period presentation as follows (in millions):

				June 2023				
			Core IoT		Enterprise and Automotive		Mobile	Total
IoT product applications	$	946.3	$	309.9	$	636.4	$ —	$ 946.3
PC product applications		217.3		—		217.3	—	217.3
Mobile product applications		191.5		—		—	191.5	191.5
	$	1,355.1	$	309.9	$	853.7	$ 191.5	$ 1,355.1

		Core IoT	June 2022 Enterprise and Automotive	Mobile	Total
IoT product applications	$ 1,100.9	$ 466.7	$ 634.2	$ —	$ 1,100.9
PC product applications	343.0	—	343.0	—	343.0
Mobile product applications	295.8	—	—	295.8	295.8
	$ 1,739.7	$ 466.7	$ 977.2	$ 295.8	$ 1,739.7

Net revenue from our customers for each product category was as follows (in millions):

	2024	2023	2022
Enterprise and Automotive product applications	$ 570.0	$ 853.7	$ 977.2
Core IoT product applications	177.6	309.9	466.7
Mobile product applications	211.8	191.5	295.8
	$ 959.4	$ 1,355.1	$ 1,739.7

Net revenue within geographic areas based on our customers' locations for fiscal 2024, 2023, and 2022, consisted of the following (in millions):

	2024	2023	2022
China	$ 435.0	$ 485.0	$ 609.1
Taiwan	201.3	367.4	539.4
Japan	192.3	337.7	453.1
South Korea	59.9	35.0	39.1
Other	36.0	62.6	72.1
Vietnam	13.6	61.5	11.8
United States	21.3	5.9	15.1
	$ 959.4	$ 1,355.1	$ 1,739.7

Long-lived assets within geographic areas as of the end of fiscal 2024 and 2023 consisted of the following (in millions):

	2024	2023
North America	$ 523.1	$ 119.1
EMEA	499.3	866.4
Asia Pacific	204.7	195.8
	$ 1,227.1	$ 1,181.3

During fiscal 2024, as a result of the intra-group transfer that domesticated certain subsidiaries, in the above table, we reclassified $350.7 million of goodwill and intangible assets from EMEA to the United States.

Major customers' revenue as a percentage of total net revenue for fiscal 2024, 2023, and 2022 were as follows:

	2024	2023	2022
Customer A	*	10%	12%
Customer B	*	*	13%
Customer C	12%	*	*

_____
* Less than 10%

16. Restructuring Activities

We have initiated various strategic restructuring actions primarily intended to reduce costs, gain synergies from our recent acquisitions and align our business in response to market conditions.

The following table summarizes the restructuring activity and related charges during the periods presented (in millions):

	Years Ended		
	2024	2023	2022
Balance, beginning of period	$ —	$ 1.4	$ 0.2
Charges	10.5	—	18.3
Payments	(9.1)	(1.4)	(17.1)
Balance, end of period	$ 1.4	$ —	$ 1.4

During fiscal 2024, we recorded restructuring and related charges of $10.5 million in our consolidated statements of operations. The charges were for activities intended to further improve efficiencies in our operational activities, decrease costs and increase profitability. The restructuring plan was initiated during the first and fourth quarters of fiscal 2024 to streamline the company and optimize resources. Restructuring charges are mainly comprised of severance and other one-time termination benefits. We expect these restructuring actions to be substantially completed by the end of fiscal 2025.

During fiscal 2023, no restructuring charges were recorded.

During fiscal 2022, we recorded restructuring and related charges of $18.3 million in our consolidated statements of operations. The charges were for activities intended to further improve efficiencies in our operational activities and gain synergies from the DSPG acquisition. These activities from the restructuring actions taken during fiscal 2022 are complete as of the end of fiscal 2022.

17. Subsequent Events

Subsequent to our fiscal 2024, we initiated a restructuring action to reduce our cost structure, improve operational efficiencies, and optimize resources, including freeing up resources for deployment into strategic product development opportunities. This restructuring action will mainly be comprised of severance and other one-time termination benefits. We expect to record restructuring charges from this restructuring action of approximately $14.0 million to $16.0 million in fiscal 2025.

NON-GAAP FINANCIAL INFORMATION

In evaluating our business, we consider and use gross margin as a percentage of revenue and net income/(loss) per share excluding certain acquisition/divestiture and integration related costs (including primarily amortization of acquired intangible assets, inventory fair value adjustments, integration costs, and legal and consulting costs), share-based compensation charges, recovery on supply commitment charges, restructuring costs, retention costs, amortization prepaid development costs, legal settlements, vendor settlement accrual and other, gain on sale of audio technology assets, gain on sale and leaseback transaction, gain on supplier settlement, intangible asset impairment, site remediation accrual, other items, net (including non-cash interest on convertible debt, loss on extinguishment of debt and amortization of debt issuance costs), and tax adjustments as a supplemental measure of operating performance. These adjustments to gross margin as a percentage of revenue and net income per share eliminate the impact of certain non-cash expenses and other items that may be either recurring or non-recurring that we do not consider to be indicative of our core ongoing operating performance. These non-GAAP measures of gross margin as a percentage of revenue and net income per share are not measurements of our financial performance under GAAP and should not be considered as an alternative to GAAP gross margin as a percentage of revenue and net income per share. We present non-GAAP gross margin as a percentage of revenue and net income per share because we consider it an important supplemental measure of our performance. We believe these measures facilitate operating performance comparisons from period to period by eliminating potential differences in gross margin as a percentage of revenue and net income per share caused by the existence and timing of certain acquisition/divestiture and integration related costs (including amortization of acquired intangible assets, inventory fair value adjustments, integration costs, and legal and consulting costs), share-based compensation charges, recovery on supply commitment charges, restructuring costs, retention costs, legal settlements, vendor settlement accrual and other, amortization prepaid development costs, gain on sale of audio technology assets, gain on sale of assets, gain on sale and leaseback transaction, gain on supplier settlement, intangible asset impairment, site remediation accrual, other items, net (including non-cash interest on convertible debt, loss on extinguishment of debt and amortization of debt issuance costs), and tax adjustments. Non-GAAP gross margin as a percentage of revenue and net income per share have limitations as analytical tools and should not be considered in isolation or as a substitute for our GAAP gross margin as a percentage of revenue and net income per share. The principal limitation of these measures is they do not reflect our actual expenses and may thus have the effect of inflating our GAAP gross margin as a percentage of revenue and net income per share.

The following is a reconciliation of the differences between GAAP and non-GAAP gross margin as a percentage of revenue for the periods indicated:

	Fiscal Years Ended June				
	2024	2023	2022	2021	2020
GAAP gross margin as a percentage of revenue	45.8%	52.8%	54.2%	45.6%	40.7%
Acquisition and related costs [1]…...............................	6.7%	7.0%	5.6%	7.7%	3.0%
Share-based compensation charge…...........................	0.5%	0.3%	0.2%	0.3%	0.2%
Loss/(recovery) on supply commitment…...................	-	-	-	-	-0.2%
Retention costs…...	-	-	-	-	0.1%
Non-GAAP gross margin as a percentage of revenue	53.0%	60.1%	60.0%	53.6%	43.7%

(1) Acquisition related costs consists of items related to acquisitions, including primarily amortization associated with certain acquired intangibles and inventory fair value adjustments.

The following is a reconciliation of the differences between GAAP and non-GAAP operating profit as a percentage of revenue for the periods indicated:

	Fiscal Years Ended June				
	2024	2023	2022	2021	2020
	(in millions, except percentages)				
GAAP Operating income /(loss)	$ (101.6)	$ 154.3	$ 350.4	$ 147.0	$ 68.9
GAAP operating margin/(loss) percentage	*-10.6%*	*11.4%*	*20.1%*	*11.0%*	*5.2%*
Acquisition/divestiture and integration related costs [1]	81.6	132.2	140.2	139.4	55.6
Share-based compensation charge	118.9	122.6	133.0	93.1	60.4
Loss/(recovery) on supply commitment	-	-	-	(0.6)	(3.0)
Restructuring costs	10.5	-	18.3	7.4	33.0
Retention costs	-	-	-	5.1	13.9
In-process research and development charge	-	-	-	-	2.4
Intangible asset impairment charge	16.0	-	-	-	-
Amortization prepaid development costs	-	5.8	10.0	9.2	-
Site remediation accrual	1.6	-	-	-	-
Legal settlements, vendor settlement accrual and other	1.1	4.0	-	-	-
Gain on sale of audio technology assets	-	-	-	(34.2)	-
Non-GAAP operating income	$ 128.1	$ 418.9	$ 651.9	$ 366.4	$ 231.2
Non-GAAP operating margin percentage	*13.4%*	*30.9%*	*37.5%*	*27.4%*	*17.3%*

(1) Acquisition/divestiture and integration related costs consists of items related to acquisitions, potential acquisitions and divestitures of businesses or assets, including primarily amortization associated with acquired intangibles, inventory fair value adjustments, integration costs, and legal and consulting costs.

The following is a reconciliation of the differences between GAAP and non-GAAP net income/(loss) per share for the periods indicated:

	Fiscal Years Ended June				
	2024	2023	2022	2021	2020
GAAP net income/(loss) per share - diluted	$ 3.16	$ 1.83	$ 6.33	$ 2.08	$ 3.41
Acquisition/divestiture and integration related costs [1]	2.08	3.29	3.44	3.64	1.60
Share-based compensation	3.03	3.05	3.27	2.43	1.73
Loss/(recovery) on supply commitment	-	-	-	(0.01)	(0.09)
Restructuring costs	0.27	-	0.45	0.19	0.95
Retention costs	-	-	-	0.13	0.40
In-process research and development charges	-	-	-	-	0.07
Gain on sale of audio technology assets	-	-	-	(0.89)	-
Intangible asset impairment charge	0.41	-	-	-	-
Amortization prepaid development costs	-	0.14	0.24	0.24	-
Site remediation accrual	0.04	-	-	-	-
Legal settlements, vendor settlement accrual and other	0.03	0.10	-	-	-
Non-cash interest on convertible debt	-	-	-	-	-
Gain on sale of assets	-	-	-	-	(3.02)
Gain on sale and leaseback transaction	-	-	(0.13)	-	-
Gain on supplier settlement	-	-	(0.04)	-	-
Loss on extinguishment of debt	-	-	-	-	-
Other items, net [2]	0.07	0.06	0.29	0.52	0.54
Equity investment (gain)/loss	-	-	(0.04)	0.24	0.06
Non-GAAP tax adjustment [3]	(6.84)	(0.35)	(0.27)	(0.31)	0.30
Non-GAAP net income per share - diluted	$ 2.25	$ 8.12	$ 13.54	$ 8.26	$ 5.95

(1) Acquisition/divestiture and integration related costs consists of items related to acquisitions, potential acquisitions and divestitures of businesses or assets, including primarily amortization associated with acquired intangibles, inventory fair value adjustments, integration costs, and legal and consulting costs.
(2) Other items, net, within net income GAAP to Non-GAAP adjustments includes amortization of debt issuance costs, non-cash interest on convertible debt and loss on extinguishment of debt.
(3) The fiscal year ended 2024 income tax impact of non-GAAP adjustments primarily reflects a one-time deferred tax benefit from the domestication, for US tax purposes, of certain foreign subsidiaries including the onshoring of certain intellectual property.



CORPORATE INFORMATION

EXECUTIVE TEAM

Michael Hurlston	President & Chief Executive Officer
Ken Rizvi	Senior Vice President & Chief Financial Officer
Lisa Bodensteiner	Senior Vice President, Chief Legal Officer & Secretary
Michael Brooker	Senior Vice President, Information Technology & Chief Information Officer
Satish Ganesan	Senior Vice President & General Manager of Intelligent Sensing Division, Chief Strategy Officer
Vikram Gupta	Senior Vice President & General Manager, IoT Processors and Chief Product Officer
Venkat Kodavati	Senior Vice President & General Manager, Wireless Products
Todd Lepinski	Senior Vice President, Worldwide Sales
Lori Stahl	Senior Vice President & Chief People Officer

BOARD OF DIRECTORS

Nelson Chan	Chair of the Board, Synaptics
Jeffrey Buchanan	Independent Consultant
Keith Geeslin	Partner, Francisco Partners
Susan Hardman	Former Executive
Michael Hurlston	President & Chief Executive Officer, Synaptics
Patricia Kummrow	Vice President, Network and Edge Group, and General Manager, Ethernet Division, Intel Corporation
Vivie "YY" Lee	Independent Consultant
James Whims	Partner, Alsop - Louie Partners

STOCKHOLDERS MEETING

Our annual meeting of stockholders will take place on Tuesday, October 29, 2024, at 9:00 a.m. Pacific Standard Time and will be held via live interactive webcast on the internet at www.virtualshareholdermeeting.com/syna2024

ANNUAL REPORT COPIES

Stockholders may obtain copies of the company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge from Synaptics Incorporated, 1109 McKay Drive, San Jose, CA 95131. Such information is also available on the company's website at www.synaptics.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Mission Towers 1, Suite 600
3975 Freedom Circle
Santa Clara, CA 95054
408.367.5764

STOCK TRANSFER AGENT

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800.937.5449



ANNUAL
REPORT
2024

www.synaptics.com
408.904.1100
1109 McKay Drive
San Jose, California 95131

